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As filed with the United States Securities and Exchange Commission on May 4, 2001.

Registration No. 333-57746

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ASCENT ENERGY INC.
(Exact name of registrant as specified in its charter)

Delaware	1311	72-1493233
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Code Number)	(I.R.S. Employer Identification Number)

650 Poydras Street, Suite 2200
New Orleans, Louisiana 70130
(504) 586-8888
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey Clarke
President
Ascent Energy Inc.
650 Poydras Street, Suite 2200
New Orleans, Louisiana 70130
(504) 586-8888
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

James D. Canafax, Esq.
William B. Masters, Esq.
Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170
telephone: (504) 582-8000
facsimile: (504) 582-8012

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed prospectus.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine. The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 3, 2001

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

Ascent Energy Inc.

OFFER TO EXCHANGE
EACH OUTSTANDING SHARE
OF COMMON STOCK
OF
PONTOTOC PRODUCTION, INC.
FOR
$9.00 IN CASH
AND
ONE SHARE OF 8% SERIES B CONVERTIBLE PREFERRED STOCK
OF
ASCENT ENERGY INC.
HAVING A LIQUIDATION PREFERENCE OF $2.50 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE  , 2001, UNLESS EXTENDED. SHARES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

    On January 19, 2001, we entered into an Agreement and Plan of Merger with Pontotoc. Pontotoc's board of directors has unanimously approved the merger agreement, determined that the offer is fair to, and in the best interests of, Pontotoc stockholders and recommends that Pontotoc stockholders accept the offer and tender their shares in the offer.

    Through Pontotoc Acquisition Corp., our wholly owned subsidiary, we are offering to exchange $9.00 in cash and one share of our Series B preferred stock having a liquidation preference of $2.50 for each outstanding share of Pontotoc common stock that is validly tendered and not properly withdrawn.

    Our obligation to exchange cash and our Series B preferred stock for Pontotoc common stock is subject to the conditions listed under "The Offer—Conditions of Our Offer." There is no public market for our common stock or our preferred stock and it is not likely that any will develop in the near future. Pontotoc's common stock is traded on the Nasdaq National Market under the symbol "PNTU."

    See "Risk Factors" beginning on page 19 for a discussion of various factors you should consider in connection with the offer and the merger.

    We are not asking you for a proxy and you are requested not to send us a proxy.  Any request for proxies will be made only by separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, to any person in any jurisdiction to whom it is unlawful to make such an offer or in any state in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of such state.

The date of this prospectus is May  , 2001.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE OFFER	1
WHERE YOU CAN FIND MORE INFORMATION	5
SUMMARY	6
SELECTED HISTORICAL FINANCIAL DATA	13
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA	17
RISK FACTORS	19
FORWARD-LOOKING STATEMENTS	28
COMPARATIVE PER SHARE PRICES AND DIVIDENDS	29
CAPITALIZATION	30
REASONS FOR THE OFFER	31
Reasons for the Offer and the Merger	31
Reasons for the Pontotoc Board's Recommendation; Factors Considered	31
BACKGROUND OF THE OFFER	33
THE OFFER	35
The Offer	35
Timing of Our Offer	35
Extension, Termination and Amendment	35
Exchange of Shares; Delivery of Cash and Our Series B Preferred Stock	36
Fractional Shares of Our Series B Preferred Stock	37
Withdrawal Rights	37
Procedure for Tendering	38
Guaranteed Delivery	39
Material Federal Income Tax Consequences	40
Reasons for the Offer; the Merger; Dissenters' Rights	41
Conditions of Our Offer	43
Regulatory Clearances	45
Possible Effects of Our Offer	45
Source and Amount of Funds	47
Relationships with Pontotoc	47
Interests of Certain Persons in the Offer and the Merger	47
Accounting Treatment	49
Fees and Expenses	49
THE MERGER AGREEMENT AND THE STOCKHOLDERS' AGREEMENT	50
The Offer	50
The Merger	50
Pontotoc Board of Directors	51
Treatment of Pontotoc Stock Options	51
Covenants and Representations and Warranties	51
Conditions of Our Offer	53
Conditions of the Merger	53
Termination of the Merger Agreement	53
Termination Fees	54
Amendments	55
The Stockholders' Agreement	56
CONDENSED UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	57
ASCENT ENERGY'S BUSINESS AND PROPERTIES	63
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	72

i

ASCENT ENERGY'S MANAGEMENT	78
BENEFICIAL OWNERSHIP OF COMMON STOCK	81
DESCRIPTION OF ASCENT ENERGY CAPITAL STOCK	82
COMPARISON OF STOCKHOLDERS' RIGHTS	92
LEGAL MATTERS	100
INDEPENDENT ACCOUNTANTS	100
RESERVE ENGINEERS	100
INDEX TO FINANCIAL STATEMENTS	F-1
ANNEX A: AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B: OPINION OF C.K. COOPER AND COMPANY	B-1
ANNEX C: PONTOTOC ANNUAL REPORT FOR FISCAL YEAR ENDED MARCH 31, 2000	C-1
ANNEX D: PONTOTOC QUARTERLY REPORT FOR QUARTER ENDED DECEMBER 31, 2000, AS AMENDED	D-1
ANNEX E: CERTIFICATE OF DESIGNATIONS FOR 8% SERIES B CONVERTIBLE PREFERRED STOCK	E-1
ANNEX F: GENERAL CORPORATION LAW OF NEVADA—DISSENTERS' RIGHTS	F-1

    THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT PONTOTOC FROM DOCUMENTS FILED WITH THE SEC. THIS INFORMATION IS AVAILABLE AT THE INTERNET WEB SITE THE SEC MAINTAINS AT HTTP://WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 5. IN ADDITION, SOME OF THIS INFORMATION IS INCLUDED IN THE DOCUMENTS ATTACHED TO THIS PROSPECTUS AS ANNEXES C AND D.

    YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM US, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO OUR INFORMATION AGENT, INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022, COLLECT AT (212) 750-5833 OR TOLL-FREE AT (888) 750-5834. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU SHOULD MAKE YOUR REQUESTS NO LATER THAN JUNE      , 2001.

ii

QUESTIONS AND ANSWERS ABOUT THE OFFER

Q:	What are Ascent Energy and Pontotoc proposing?
A:	Ascent Energy has entered into a merger agreement with Pontotoc to acquire all outstanding shares of Pontotoc common stock. We are offering, through Pontotoc Acquisition Corp., our wholly-owned subsidiary, to exchange cash and shares of our Series B preferred stock as described in the next answered question for each outstanding share of Pontotoc common stock. After the offer is completed, Pontotoc Acquisition will merge with Pontotoc. As a result of the offer and the merger, Pontotoc will become our wholly owned subsidiary.
Q:	What would I receive in exchange for my Pontotoc shares?
A:	We are offering to exchange $9.00 in cash and one share of our Series B preferred stock having a liquidation preference of $2.50 per share for each outstanding share of Pontotoc common stock that is validly tendered and not properly withdrawn. The shares of our Series B preferred stock being offered are convertible into our common stock as described under "Description of Ascent Energy Capital Stock—Preferred Stock—Series B Convertible Preferred Stock."
Q:	Who is Ascent Energy?
A:	Ascent Energy was organized on January 9, 2001 principally for the acquisition of Pontotoc. Ascent Energy is a wholly owned subsidiary of Forman Petroleum Corporation, an independent energy company engaged in the acquisition, exploitation, exploration, development, and production of natural gas and crude oil in South Louisiana. Concurrently with the consummation of the offer, Forman will contribute all of its assets and liabilities to Ascent Energy. Accordingly, Forman will become a holding company. In addition, Ascent Energy plans to raise approximately $21.1 million through an offering of its 8% Series A Redeemable Preferred Stock and warrants to purchase shares of its common stock. Ascent Energy plans to offer these securities to the existing stockholders of Forman on a pro rata basis.
Q:	What are the terms of the Series B preferred stock?
A:	Dividends	Cumulative from the date of issuance and payable at the annual rate of 8% on a quarterly basis, commencing on the initial date of issuance.
	Liquidation Preference	$2.50 per share, plus accrued and unpaid dividends.
	Optional Conversion	Convertible at the option of the holder at any time prior to the second anniversary of the date of issuance, unless previously redeemed. The Series B preferred stock is convertible into shares of our common stock at a conversion rate of 0.1878395 shares of common stock per share of Series B preferred stock, subject to adjustment.
	Mandatory Conversion	Mandatorily convertible into common stock on the second anniversary date of the date of issuance at the same conversion rate described above.
	Optional Redemption	Redeemable, in whole or in part, at our option at any time at a redemption price equal to 100% of the $2.50 preferred liquidation preference plus any accrued and unpaid dividends to the redemption date.

Voting Rights	The Series B preferred stock will be non-voting, except that the holders will be entitled to vote together as a single class on any amendments to our certificate of incorporation or certificate of designations for the Series B preferred stock that would materially and adversely affect the rights, preferences or privilege of the Series B preferred stockholders.
Ranking	The Series B preferred stock ranks senior to our common stock and equal to our Series A preferred stock with respect to dividends and liquidating distributions. The Series B preferred stock will rank equal or senior to any future preferred stock.
Q:	Does Pontotoc support the offer and the merger?
A:	Yes. The members of the Pontotoc board of directors unanimously approved and declared advisable the merger agreement and the merger. The board also determined by unanimous vote that the offer is fair and in the best interests of Pontotoc stockholders and recommends that Pontotoc stockholders accept the offer and tender their shares in the offer. Information about the recommendation of Pontotoc's board of directors is more fully set forth in Pontotoc's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to Pontotoc stockholders together with this prospectus.
Q:	Has Pontotoc received a fairness opinion in connection with the offer and the merger?
A:	Yes. Pontotoc has received an opinion from C.K. Cooper and Company dated January 19, 2001, to the effect that the consideration to be received by Pontotoc stockholders under the merger agreement is fair from a financial point of view to the stockholders of Pontotoc. The opinion is included as Annex B to this prospectus.
Q:	Have any Pontotoc stockholders already agreed to tender their shares?
A:	Yes. As of the date of the merger agreement, each director and executive officer of Pontotoc agreed to tender all outstanding shares of Pontotoc common stock owned by him, which represents a total of 2,023,532 shares or approximately 38% of the outstanding common stock of Pontotoc.
Q:	What are the conditions to the acceptance of Pontotoc shares in the offer?
A:	The acceptance of Pontotoc shares in the offer is subject to several conditions, including:
  •
  two-thirds of the outstanding Pontotoc shares, on a fully-diluted basis, having been validly tendered and not properly withdrawn, which we refer to as the minimum tender condition;

  •
  the registration statement of which this prospectus is a part having been declared effective by the SEC and not being the subject of any stop order or any proceedings seeking a stop order;

  •
  absence of any law, court order or regulatory action or proceeding seeking to delay or prohibit the offer or the merger;

  •
  Pontotoc having not breached any covenant, representation or warranty in a material manner;

  •
  the merger agreement not having been terminated in accordance with its terms;

  •
  Ascent Energy having obtained financing for the offer (subject to liquidated damages in the amount of $2 million being payable by us if all the other conditions have been satisfied);

  •
  Pontotoc's total proved reserves, total proved reserves behind pipe and total proved developed producing reserves being at or above minimum predetermined levels; and

  •
  the amount of debt outstanding under Pontotoc's credit facility (net of cash, cash equivalents and amounts used to satisfy margin requirements) being no greater than $6.8 million.

These and other conditions to the offer are discussed in this prospectus under "The Offer—Conditions of Our Offer" beginning on page 43.
Q:	How long will it take to complete the offer and the merger?
A:	We hope to complete the offer in the second quarter of 2001. We expect to complete the merger shortly after we complete the offer.
Q:	How do I participate in the offer?
A:	To tender your shares, you should do the following:
  •
  If you hold your shares in your own name, complete and sign the enclosed letter of transmittal and return it with your share certificates to Mellon Investor Services LLC, the exchange agent for the offer at one of its addresses on the back cover of this prospectus.

  •
  If you hold your shares in "street name" through a broker, ask your broker to tender your shares. For more information about the timing of the offer, extensions of the offer period and your rights to withdraw your shares from the offer before the expiration date, please refer to "The Offer" beginning on page 35.

Q:	Do I have to pay any fees or commissions?
A:	If you are the record owner of your shares and you tender your shares in the offer, you will not incur any brokerage fees. If you own your shares through a broker or other nominee who tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
Q:	Will I be taxed on the cash and shares of Ascent Energy preferred stock I receive?
A:	Yes, the exchange of your Pontotoc shares for cash and shares of our Series B preferred stock will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss equal to the difference between (a) the sum of the amount of cash received plus the fair market value of the shares of our Series B preferred stock on the date your Pontotoc shares are accepted for exchange and (b) the aggregate tax basis of the Pontotoc shares you tendered. That gain or loss will be capital gain or loss (assuming you hold your Pontotoc shares as a capital asset) and that capital gain or loss will be long term if, as of such time, you have held the Pontotoc shares for more than one year. If you receive the cash and shares of our Series B preferred stock in the merger, you will have the same federal income tax consequences, except that the fair market value of our Series B preferred stock will be determined as of the effective time of the merger.
Q:	Is Ascent Energy's financial condition relevant to my decision to tender my shares in the offer?
A:	Yes. Shares of Pontotoc accepted in the offer will be exchanged in part for shares of our Series B preferred stock and so you should consider our financial condition before you decide to become one of our stockholders through the offer. In considering our financial condition, you should take into account that, concurrently with the consummation of the offer Forman will contribute all of its assets and liabilities to Ascent Energy. Accordingly, you should review our audited balance sheet and the audited financial statements of Forman (as our predecessor in interest), including the notes thereto, appearing elsewhere in this prospectus because they contain detailed business, financial and other information about us.
Q:	Will Pontotoc continue as a public company?
A:	No. If the merger occurs, Pontotoc will no longer be publicly owned. Even if the merger does not occur, if we purchase the tendered shares, there may be so few remaining Pontotoc stockholders and publicly held Pontotoc shares that the shares may no longer be eligible to be quoted on the Nasdaq National Market or other securities markets, there may not be a public trading market for the shares and Pontotoc may cease making filings with the SEC or otherwise cease being required to comply with SEC rules relating to publicly held companies.
Q:	If I decide not to tender, how will the offer affect my shares?
A:	If you decide not to tender your shares in the offer and the merger occurs, you will receive in the merger the same amount of cash and number of shares of our Series B preferred stock as if you had tendered your shares in the offer, without interest.
Q:	Who should I contact if I have more questions about the offer and the merger?
A:	You can contact our information agent, Innisfree M&A Incorporated, collect at (212) 750-5833 or toll-free at (888) 750-5834.

WHERE YOU CAN FIND MORE INFORMATION

    Forman, as a voluntary filer, and Pontotoc, in accordance with the requirements of the Securities Exchange Act of 1934, file annual, quarterly and special reports and other information with the Securities and Exchange Commission. Pontotoc also files proxy statements with the SEC. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	North East Regional Office 7 World Trade Center Suite 1300 New York, New York 10048	Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Ascent Energy, Forman and Pontotoc, who file electronically with the SEC. The address of that site is http://www.sec.gov.

    We filed a registration statement on Form S-4 to register with the SEC the Series B preferred stock to be issued in the offer and the merger and the common stock into which the Series B preferred stock is convertible. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4, and any amendments thereto, in the manner described above.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Pontotoc has previously filed with the SEC. These documents contain important information about Pontotoc. The following documents, as amended, that Pontotoc has previously filed with the SEC are incorporated by reference, some of which are attached to this prospectus as Annexes C and D:

Pontotoc SEC Filings	Period
Annual Report on Form 10-KSB	Year ended March 31, 2000
Quarterly Reports on Form 10-QSB	Quarters ended December 31, 2000, September 30, 2000 and June 30, 2000
Proxy Statement on Schedule 14A	For 2000 Annual Meeting
Current Reports on Form 8-K	Filed on June 15, 2000, August 4, 2000 and March 12, 2001

SUMMARY

    This brief summary highlights selected information from this document and does not contain all of the information that should be important to you. You should carefully read this entire document and the other documents to which this document refers you to fully understand the offer and the merger. See "Where You Can Find More Information" on page 5. In particular, you should read the documents attached to this document, including the merger agreement, attached as Annex A hereto.

Ascent Energy

    Ascent Energy was organized on January 9, 2001 principally for the acquisition of Pontotoc. Ascent Energy is a wholly owned subsidiary of Forman Petroleum Corporation. Forman is an independent energy company engaged in the acquisition, exploration, development, exploitation and production of natural gas and crude oil in South Louisiana. Concurrently with the consummation of the offer, Forman will be restructured as a holding company by contributing all of its assets and recorded liabilities to Ascent Energy, a transaction we refer to as the "Restructuring". In addition, to help fund the Pontotoc acquisition, we plan to offer approximately $21.1 million of our Series A preferred stock and warrants to purchase our common stock to the existing stockholders of Forman on a pro rata basis. See "Selected Historical Financial Data," "Selected Unaudited Pro Forma Combined Financial Data," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this prospectus, the terms "we," "us," and "our" refer to Ascent Energy and, unless the context otherwise requires, gives effect to the Restructuring.

The Offer and the Merger (Page 35)

    We are proposing to acquire all outstanding shares of Pontotoc common stock. We are offering to exchange $9.00 in cash and one share of our Series B preferred stock having a liquidation preference of $2.50 for each share of Pontotoc common stock validly tendered and not properly withdrawn on or prior to the expiration date of the offer. The expiration date is currently June  , 2001 but we may extend the offer as described in "The Offer—Extension, Termination and Amendment" on page 35.

    We intend, promptly after completion of the offer, to merge Pontotoc Acquisition, our wholly owned subsidiary and the purchaser in the offer, with Pontotoc. Each share of Pontotoc common stock which has not been exchanged or accepted for exchange in the offer would be converted into the right to receive the same amount of cash and number of shares of our Series B preferred stock as is paid in the offer, without interest. We seek to acquire ownership of 100% of the Pontotoc stock through the offer and the merger.

    We expect to obtain the funds necessary to finance the offer and the merger from borrowings under our new credit facility described below, the sale of our Series A preferred stock and warrants and our internal resources. See "The Offer—Source and Amount of Funds" on page 47.

Information About Ascent Energy, Forman, Pontotoc Acquisition and Pontotoc (Page 63)

     Ascent Energy Inc.
650 Poydras Street, Suite 2200
New Orleans, Louisiana 70130
Telephone: (504) 586-8888

    Ascent Energy is an independent energy company engaged in the acquisition, exploitation, exploration, development and production of natural gas and crude oil in South Louisiana. We were organized on January 9, 2001, principally for the purpose of acquiring Pontotoc. We have not carried on any activities other than in connection with the acquisition of Pontotoc and the Restructuring.

Forman Petroleum Corporation
650 Poydras Street, Suite 2200
New Orleans, Louisiana 70130
Telephone: (504) 586-8888

    Forman is an independent energy company engaged in the acquisition, exploration, development, exploitation and production of natural gas and crude oil in South Louisiana. Concurrently with the consummation of the offer, Forman will be restructured as a holding company by contributing all of its assets and liabilities to Ascent Energy.

Pontotoc Acquisition Corp.
c/o Ascent Energy Inc.
650 Poydras Street, Suite 2200
New Orleans, Louisiana 70130
Telephone: (504) 586-8888

    Pontotoc Acquisition is our wholly owned subsidiary. Pontotoc Acquisition was organized on January 9, 2001 for the purpose of acquiring the Pontotoc shares tendered in response to the offer and merging with Pontotoc in the merger. It has not carried on any activities other than in connection with the merger agreement.

Pontotoc Production, Inc.
808 East Main
Ada, Oklahoma 74820
Telephone: (580) 436-6100

    Pontotoc is engaged in the exploration for and the acquisition, development and production of oil and natural gas. Pontotoc focuses on lower risk, shallow oil and gas properties in the State of Oklahoma. For more information about Pontotoc, please refer to Annexes C and D.

Reasons for the Offer and the Merger (Page 31)

    We are making the offer in order to acquire all of the outstanding shares of Pontotoc common stock. We intend, as soon as practicable after completion of the offer, to merge Pontotoc Acquisition with Pontotoc. The purpose of the merger is to acquire Pontotoc shares not tendered and exchanged in the offer.

    We believe the combined company will have a larger, more diversified asset base. In addition, we believe the combined company will have more efficient access to capital, at a lower cost than either Ascent Energy or Pontotoc has individually. We should also have an enhanced ability, as compared with either company on a stand-alone basis, to pursue more acquisitions or other development opportunities.

    To review the reasons for the offer and the merger in greater detail, see "Reasons for the Offer" on page 31.

Pontotoc's Recommendation

    Pontotoc's board of directors unanimously approved and declared advisable the merger agreement and the merger. The board also determined by unanimous vote that the offer is fair and in the best interests of Pontotoc stockholders and recommends that Pontotoc stockholders accept the offer and tender their shares in the offer. Information about the recommendation of Pontotoc's board of directors is more fully set forth in Pontotoc's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to Pontotoc stockholders together with this prospectus.

Our Offer

    We have attached the merger agreement governing the offer and the merger as Annex A to this prospectus. We encourage you to read this agreement because it is the legal document that governs the offer and the merger.

  What Pontotoc Stockholders Will Receive.

    We are offering, upon the terms and conditions set forth in this prospectus and the related letter of transmittal, $9.00 in cash and one share of our Series B preferred stock having a liquidation preference of $2.50 for each outstanding share of Pontotoc common stock validly tendered on or prior to the expiration date of the offer and not properly withdrawn.

    Each share of Pontotoc common stock which has not been exchanged or accepted for exchange in the offer would be converted in the merger into the right to receive the same per share consideration as is being paid in the offer.

  Timing of Our Offer.

    Our offer is scheduled to expire at 5:00 p.m., New York City time, on June  , 2001, but we may extend the offer from time to time as necessary until all the conditions to the offer have been satisfied or, where permissible, waived. We may not extend the offer beyond May 31, 2001, without the consent of Pontotoc. See "The Offer—Extension, Termination and Amendment" on page 35.

  Extension, Termination and Amendment.

    We expressly reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time, to extend the period of time during which the offer remains open, and we can do so by giving oral or written notice of an extension to the exchange agent. If we decide to extend the offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to the provisions of the merger agreement, we are not making any assurance that we will exercise our right to extend the offer. During an extension, all Pontotoc shares previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to properly withdraw your Pontotoc shares.

    Subject to the SEC's applicable rules and regulations, we also reserve the right, in our sole discretion, but subject to the provisions of the merger agreement, at any time or from time to time, to delay our acceptance for exchange of or, regardless of whether we previously accepted Pontotoc shares for exchange, exchange of any Pontotoc shares tendered in the offer or to terminate the offer and not accept for exchange or exchange any Pontotoc shares not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the offer to be satisfied. We also reserve our right to waive any condition, other than the minimum tender condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the shares of our Series B preferred stock to be issued in the offer, or otherwise to amend the offer in any respect, by giving oral or written notice of the waiver or amendment to the exchange agent and by making a public announcement.

    We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law, including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, which require that any material change in the information published, sent or given to the stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of the change, and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any public announcement other than by making a general release to the public.

  Exchange of Shares; Delivery of Cash and Our Series B Preferred Stock.

    Upon the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of any extension or amendment, we will accept for exchange, and will exchange, Pontotoc shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date and promptly after they are tendered during any subsequent offering period.

  Withdrawal Rights.

    Your tender of Pontotoc shares in the offer is irrevocable, except that Pontotoc shares tendered may be properly withdrawn at any time prior to the expiration date.

  Subsequent Offering Period.

    We may, although we do not currently intend to, elect to provide a subsequent offering period of three to twenty business days after the acceptance of Pontotoc shares in the offer if the requirements under Rule 14d-11 of the Securities Exchange Act of 1934 have been met. If we elect to provide a subsequent offering period, we will notify you by issuing a press release and we will file that press release with the SEC. You will not have the right to withdraw any Pontotoc shares that you tender in the subsequent offering period.

  Procedure for Tendering Shares.

    For you to validly tender Pontotoc shares in the offer, either:

  •
  a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered Pontotoc shares must be received by the exchange agent at one of those addresses, or those Pontotoc shares must be tendered in accordance with the procedure for book-entry tender (and a confirmation of receipt of the tender received), in each case before the expiration date. See the procedures for tendering shares on page 38 under "The Offer—Procedure for Tendering" for more details; or

  •
  you must comply with the guaranteed delivery procedures set forth in "The Offer—Guaranteed Delivery."

Dissenters' Rights (Page 41)

    Our offer does not entitle you to dissenters' rights with respect to your Pontotoc shares but the subsequent merger of Pontotoc with Pontotoc Acquisition will entitle you to dissenters' rights. Pontotoc stockholders who do not tender their Pontotoc shares in the offer and who comply with the applicable statutory procedures under Nevada law will be entitled to dissenters' rights. In order to preserve their dissenters' rights, Pontotoc stockholders must follow strictly the Nevada law regarding dissenters' rights. For further description of these rights and the procedures you must follow to exercise your dissenters' rights, see page 41, as well as Annex F which contains a copy of the Nevada dissenters' rights statutes.

Material Federal Income Tax Consequences (Page 40)

    The receipt of cash and our Series B preferred stock in exchange for your Pontotoc shares will be a taxable transaction. You will generally recognize gain or loss equal to the difference between (a) the sum of the amount of cash received plus the fair market value of the shares of our Series B preferred stock on the date your Pontotoc shares are accepted for exchange and (b) the aggregate tax basis in the Pontotoc shares you tendered. That gain or loss will be capital gain or loss (assuming you hold your Pontotoc shares as a capital asset). Any capital gain or loss will constitute long-term capital gain if you have held the Pontotoc shares for more than one year. Pontotoc stockholders receiving cash and shares of our Series B preferred stock in the merger will have the same federal income tax consequences, except that the fair market value of our Series B preferred stock will be determined at the effective time of the merger. See "The Offer—Material Federal Income Tax Consequences."

Ascent Energy Will Account for the Merger Using the Purchase Method (Page 49)

    We will account for the merger as a purchase for financial reporting purposes.

Ownership of Ascent Energy After the Merger (Page 81)

    We will issue approximately 5,323,695 shares of our Series B preferred stock to Pontotoc stockholders in the offer and the merger. Our Series B preferred shares will be immediately convertible into 10% of the total outstanding shares of our common stock, on a fully-diluted basis, immediately following the merger. See "Beneficial Ownership of Common Stock."

Stockholder Vote Required After Our Offer to Approve the Merger (Page 41)

    The merger requires the affirmative vote of at least a majority of the shares of Pontotoc common stock outstanding on the record date for the meeting to approve the merger. If the minimum tender condition is satisfied and we purchase the tendered Pontotoc shares, we will own a majority of the Pontotoc common stock and approval of the merger by Pontotoc stockholders will be assured, subject to the other conditions to the merger. Moreover, if we have acquired 90% or more of the outstanding Pontotoc shares, the merger can be accomplished without a stockholder vote.

    As of the date of the merger agreement, each director and executive officer of Pontotoc agreed to tender all outstanding shares of Pontotoc common stock owned by him, which represents a total of 2,032,532 shares or approximately 38% of the outstanding common stock of Pontotoc.

Pontotoc Board (Page 51)

    The merger agreement provides that upon acceptance and payment for at least a majority of the outstanding Pontotoc shares, we will be entitled to designate a number of directors of Pontotoc (rounded up to the next whole number) equal to the product of the total number of directors on Pontotoc's board and the percentage of outstanding Pontotoc shares of common stock beneficially owned by us.

Interests of Pontotoc's Officers and Directors in the Merger (Page 47)

    When you consider the Pontotoc board's recommendation that Pontotoc stockholders tender their shares in the offer, you should be aware that some Pontotoc directors and executive officers may have interests in the offer and the merger that may be different from, or in addition to, yours, including:

  •
  James "Robby" Robson, Jr. will become a member of our board of directors on the effective date of the merger and will continue to be employed by Pontotoc;

  •
  each director and executive officer of Pontotoc agreed to tender all outstanding shares of Pontotoc common stock owned by him, which represents a total of 2,023,532 shares or approximately 38% of Pontotoc's outstanding common stock;

  •
  in connection with the merger, holders of Pontotoc's outstanding stock options, including James "Robby" Robson, Jr., Todd Robson and James Robson, Sr., will be entitled to receive a lump sum cash payment equal to the product of the number of Pontotoc shares subject to these stock options times the amount by which $10.50 exceeds the exercise price; and

  •
  as contemplated by the merger agreement, Pontotoc has acquired the remaining 55% ownership interest in Pontotoc Holdings, Inc. from Timothy A. Jurek, a director of Pontotoc, and two other directors of Pontotoc Holdings, for an aggregate of 110,000 shares of Pontotoc common stock.

Conditions of Our Offer (Page 43)

    We will complete the offer only if specific conditions are satisfied or, in some cases, waived, including the following:

  •
  two-thirds of the outstanding Pontotoc shares, on a fully-diluted basis, having been validly tendered and not properly withdrawn;

  •
  the registration statement of which this prospectus is a part having been declared effective by the SEC and not being the subject of any stop order or proceeding seeking a stop order;

  •
  absence of any law, court order or regulatory action or proceeding seeking to delay or prohibit the offer or the merger;

  •
  Pontotoc having not breached any covenant, representation or warranty in a material manner;

  •
  the merger agreement not having been terminated in accordance with its terms;

  •
  Ascent Energy having obtained financing for the offer (subject to liquidated damages in the amount of $2 million being payable by us if all the other conditions have been satisfied);

  •
  Pontotoc's total proved reserves, total proved reserves behind pipe and total proved developed producing reserves being at or above minimum predetermined levels; and

  •
  the amount of debt outstanding under Pontotoc's credit facility (net of cash, cash equivalents and amounts owed to satisfy margin requirements) being no greater than $6.8 million.

    We also reserve our right to waive any condition (other than the minimum tender condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for our shares of preferred stock to be issued in the offer) or otherwise to amend the offer in any respect, by giving oral or written notice of any waiver or amendment to the exchange agent and by making a public announcement.

Termination of the Merger Agreement (Page 53)

    The merger agreement may be terminated at any time prior to the effective time of the merger by mutual written consent of Ascent Energy and Pontotoc. In addition, either we or Pontotoc can terminate the merger agreement if:

  •
  we do not consummate the offer by May 31, 2001 (a party in material breach or who failed to fulfill a material obligation of the merger agreement may not terminate it for this reason);

  •
  the offer shall have expired or been terminated in accordance with the merger agreement without our having accepted any shares of Pontotoc common stock in the offer, other than as a result of our breach of the merger agreement;

  •
  a law or regulation makes consummation of the merger illegal or otherwise prohibited or any judgment, injunction, order or decree which is final and nonappealable prohibits the merger; or

  •
  any representation or warranty of the non-terminating party having become inaccurate in a way that is reasonably expected to have a material adverse effect on the non-terminating party, or the non-terminating party failing to perform a covenant (in each case, subject to a 30 day cure period).

    We can terminate the merger agreement if, prior to the effective date of the merger:

  •
  Pontotoc's board of directors approves or recommends an acquisition proposal, as defined in the merger agreement;

  •
  Pontotoc's board of directors withdraws, or amends or modifies in any way adverse to Ascent Energy its recommendation to the Pontotoc stockholders that they accept the offer and approve and adopt the merger agreement and the merger;

  •
  Pontotoc fails to include its board's recommendation in documents related to the offer; or

  •
  Pontotoc does not recommend rejection of a competing tender or exchange offer for 30% or more of Pontotoc's shares.

Termination Fees (Page 54)

    Pontotoc must pay us a termination fee of $3.2 million in cash if the merger agreement is terminated:

  •
  by us for any of the reasons described in the immediately preceding four bullet points, where Pontotoc's board of directors has adversely changed its recommendation of the merger agreement proposal or has recommended an alternative transaction;

  •
  by us or Pontotoc in limited circumstances if we do not consummate the offer by May 31, 2000 or the offer expires or is terminated in accordance with the merger agreement without our having accepted any shares of Pontotoc common stock in the offer (in each case for reasons other than due to our fault) and Pontotoc enters into an agreement to be acquired by another party within 12 months of the termination of the merger agreement; or

  •
  by us based upon a material willful breach of the merger agreement by Pontotoc.

    In addition, if all the other conditions to the offer have been satisfied and the sole reason for the termination of the merger agreement is Ascent's failure to obtain financing, we will be obligated to pay Pontotoc $2 million as liquidated damages. This obligation is guaranteed by Forman.

Opinion of Pontotoc Financial Advisor (Page 31)

    In deciding to approve the merger, Pontotoc's board of directors considered the opinion of its financial advisor, C.K. Cooper and Company, to the effect that the consideration to be received is fair to the Pontotoc stockholders from a financial point of view.

Costs Incurred in Connection with the Offer and the Merger

    Ascent Energy and Pontotoc expect to incur approximately $2.2 million of costs related to the offer and the merger. These expenses will include investment banking expenses, legal, accounting and other fees, printing expenses, transition and integration costs and other related charges. The companies may also incur additional unanticipated expenses in connection with the offer and the merger.

SELECTED HISTORICAL FINANCIAL DATA
(In thousands, except per share and operating data amounts)

Ascent Energy

    The following table sets forth our selected historical and unaudited pro forma financial data as of the dates and for the periods shown. The historical financial data reflect the business of Forman prior to the Restructuring and is derived from the financial statements of Forman, which have been audited by Arthur Andersen LLP, independent public accountants. Concurrently with the consummation of the offer, Forman will be restructured as a holding company by contributing all of its assets and recorded liabilities to Ascent Energy. You should read the following information with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited historical financial statements of Forman and related notes and the Condensed Unaudited Pro Forma Combined Financial Statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
		Predecessor Activity
	2000(1)	1999	1998	1997	1996
Statement of Operations Data:
Oil and natural gas revenue	$14,697	$12,993	$15,950	$14,235	$10,892
Operating expenses	11,163	12,494	36,691	24,814	8,909

Operating income (loss)	3,534	499	(20,741)	(10,579)	1,983
Interest expense	—	6,244	10,122	7,724	3,983
Other income	263	123	325	474	225

Net income (loss) from operations before reorganization items, income taxes and extraordinary items	3,907	(5,622)	(30,538)	(17,829)	(1,775)
Reorganization items:
Reorganization costs	(1,008)	(1,184)	—	—	—
Adjust accounts to fair value	—	6,269	—	—	—

Net income (loss) before income taxes and extraordinary item	2,898	(537)	(30,538)	(17,829)	(1,775)
Provision (benefit) for income taxes	1,182	(188)	—	—	—

Net income (loss) before extraordinary items	1,716	(349)	(30,538)	(17,829)	(1,775)
Extraordinary gain on extinguishment of debt, net of taxes of $10,089	—	46,724	—	—	—

Net income (loss)	1,716	46,375	(30,538)	(17,829)	(1,775)
Preferred stock dividends	—	(1,153)	(1,729)	(923)	—

Net income (loss) attributed to common shares	1,716	45,222	(32,267)	(18,752)	(1,775)
Net income (loss) per share attributable to common shares before extraordinary item	1.74	(16.69)	(358.52)	(208.36)	(19.72)
Extraordinary item per share	—	519.15	—	—	—

Net income (loss) per share	$1.74	$502.46	$(358.52)	$(208.36)	$(19.72)

Cash Flow Data:
Cash provided by (used in) operating activities	$4,050	$6,925	$5,752	$7,853	$9,083
Cash provided by (used in) investing activities	(3,325)	(5,219)	(4,570)	(28,527)	(15,394)
Cash provided by financing activities	(177)	—	(165)	21,001	6,128

Balance Sheet Data (at end of period):
Working capital	$4,720	$1,714	$(74,104)	$(851)	$(5,181)
Oil and gas properties, net	33,775	30,448	23,761	48,228	37,352
Total assets	36,982	35,759	33,686	62,730	42,377
Long-term debt, less current portion	1,310	2,066	17,121	68,014	39,021
Stockholders' equity	22,401	20,685	(56,483)	24,174	(5,032)
Operating Data: Production:
Oil (MBbls)	270	343	393	335	330
Gas (MMcf)	1,797	3,091	4,944	2,613	1,325
Oil and gas (Mmcfe)	3,414	5,154	7,302	4,620	3,306
Average Sales Prices:
Oil (Bbl)	$27.49	$17.34	$12.09	$19.72	$21.10
Gas (Mcf)	4.05	2.28	2.27	2.92	2.96
Oil and gas (per Mcfe)	4.30	2.52	2.19	3.08	3.30
Average Costs (per Mcfe):
Direct operating expenses	$0.98	$0.61	$0.46	$0.59	$0.77
General and administrative expenses	0.78	0.59	0.38	0.44	0.47
DD&A	1.31	1.09	1.43	2.03	1.29
Proved Reserves (at the end of period):
Oil (Mbls)	2,667	1,612	1,531	2,260	2,512
Gas (Mmcf)	26,260	18,996	14,558	22,105	23,223
Oil and gas (Mmcfe)	42,264	28,668	23,742	35,664	38,292
Present value of estimated future net cash flows before income taxes and discounted at 10%	$182,313	$36,440	$19,169	$52,256	$87,381
Standardized measure of discounted future net cash flows	$113,445	$24,403	$19,169	$52,256	$87,381

(1)
On December 29, 1999, Forman emerged from bankruptcy proceedings under its Second Amended Joint Plan of Reorganization. The effective date of the consummation of the plan of reorganization for financial reporting purposes is considered to be December 31, 1999. Forman has accounted for the restructuring using the principles of fresh start accounting as required by AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. Pursuant to such principles, in general, Forman's assets and liabilities were recorded at their estimated fair market values. As a result of the implementation of fresh start accounting, the 1999 financial statements of Forman are not comparable to its financial statements of prior periods. The effect of the plan of reorganization and the implementation of fresh start accounting on Forman's balance sheet as of December 31, 1999 are discussed in detail in the notes to the audited consolidated financial statements of Forman appearing elsewhere in this prospectus.

Pontotoc

    The following table sets forth selected consolidated historical financial and operating data of Pontotoc as of the dates and for the periods shown. The financial information for the fiscal years ended March 31, 1996 through 2000 is derived from the consolidated financial statements of Pontotoc, which have been audited by Grant Thornton LLP, independent public accountants. The financial information for the nine-month periods ended December 31, 2000 and 1999, is derived from Pontotoc's quarterly reports on Form 10-QSB filed for the periods ended December 31, 2000 and 1999, and is unaudited. You should read this data along with the audited historical financial statements of Pontotoc and related notes and the Condensed Unaudited Pro Forma Combined Financial Statements and related notes included elsewhere in this prospectus.

	Nine Months Ended December 31,		Year Ended March 31,
	2000	1999	2000	1999	1998	1997	1996
Statement of Operations Data:
Revenues:
Production revenues	$7,236	$3,310	$4,833	$2,034	$1,754	$1,082	$512
Other revenues	240	283	355	99	98	151	144

Total revenues	7,476	3,593	5,188	2,133	1,852	1,233	656

Expenses:
Direct operating expenses	2,318	1,142	1,533	1,061	784	373	160
Depreciation, depletion and amortization	655	225	362	221	155	79	47
Interest expense	480	102	107	148	45	25	11
General and administrative expenses	448	255	340	320	363	222	140

Total expenses	3,901	1,724	2,342	1,750	1,347	699	358

Net income (loss) before income taxes	3,575	1,869	2,846	383	505	534	298

Income tax provision (benefit):
Current	774	550	221	2	127	18	31
Deferred	397	10	630	97	11	163	73

Total income taxes	1,171	560	851	99	138	181	104

Net income (loss)	$2,404	$1,309	$1,995	$284	$367	$353	$194

Earnings (loss) per common share:
Basic earnings (loss) per common share	$0.46	$0.28	$0.41	$0.06	$0.10	$0.09	$0.05

Diluted earnings (loss) per common share	$0.46	$0.27	$0.40	$0.06	$0.10	$0.09	$0.05

Cash Flow Data:
Cash provided by (used in) operating activities	$3,452	$1,765	$2,662	$529	$671	$423	$323
Cash provided by (used in) investing activities	(12,459)	(408)	(651)	(3,679)	(687)	(661)	(180)
Cash provided by financing activities	7,937	(983)	(509)	3,302	47	302	(120)
Balance Sheet Data (at end of period):
Working capital	$994	$445	$1,884	$(1,961)	$209	$96	$42
Oil and gas properties, net	21,772	5,559	5,816	5,587	1,743	1,181	547
Total assets	25,072	7,457	8,889	6,440	2,257	1,759	941

Long-term debt, less current portion	7,791	—	—	—	469	315	26
Stockholders' equity	9,986	5,467	7,393	3,437	1,243	876	523
Operating Data:
Production:
Oil (MBbls)	218	120	159	137	89	47	25
Gas (MMcf)	400	471	637	88	44	46	34
Oil and gas (Mmcfe)	1,708	1,192	1,592	913	582	328	181
Average Sales Prices:
Oil (per Bbl)	$28.67	$20.32	$22.63	$13.37	$19.45	$21.91	$17.45
Gas (per Mcf)	2.46	1.84	1.76	1.58	1.75	1.96	2.04
Oil and gas (per Mmcfe)	4.24	2.78	3.04	2.23	3.01	3.30	2.83
Average Costs (per Mmcfe):
Direct operating expenses	$1.36	$0.96	$0.96	$1.16	$1.35	$1.14	$0.88
General and administrative expenses	0.26	0.21	0.21	0.35	0.62	0.68	0.77
DD&A	0.39	0.19	0.23	0.24	0.27	0.24	0.26
Proved Reserves (at the end of period):
Oil (MBbls)	—	—	4,559	4,287	1,526	1,339	950
Gas (MMcf)	—	—	14,880	9,483	478	411	248
Oil and gas (Mmcfe)	—	—	42,234	35,207	9,634	8,446	5,946
Present value of estimated future net cash flows before income taxes	—	—	$63,984	$34,566	$10,757	$11,194	$7,875
Standardized measure of discounted future net cash flows	—	—	$42,766	$23,134	$7,190	$7,924	$4,796

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The following unaudited pro forma combined financial information combines the historical balance sheets and statements of income of Ascent Energy (giving effect to the Restructuring that will occur concurrently with the consummation of the offer using reorganization accounting for entities under common control) and Pontotoc giving effect to the merger using the purchase method of accounting for business combinations. This information has been prepared to assist you in your analysis of the financial effects of the merger and should be read in conjunction with the unaudited pro forma combined financial information contained on pages 57 - 62 in this prospectus. You should also consider the selected financial data for Ascent Energy and Pontotoc above and the audited historical financial statements and related notes included elsewhere in this prospectus.

    There are several other factors that affect comparisons of the audited historical financial information of Ascent Energy and Pontotoc to the unaudited pro forma combined financial information, including the following:

  •
  The unaudited pro forma combined balance sheet data gives effect to the merger as if it had occurred on December 31, 2000. The unaudited pro forma combined income statement data gives effect to the merger as if it occurred on January 1, 2000.

  •
  Pontotoc's fiscal year ends on March 31. Ascent Energy's fiscal year ends on December 31. The combined company will also utilize December 31 as its fiscal year end. The following pro forma December 31, 2000 selected balance sheet data was derived from Forman's December 31, 2000 balance sheet and Pontotoc's December 31, 2000 balance sheet using the adjustments and assumptions described in the notes to the unaudited pro forma combined financial information. Similarly, the selected pro forma combined income statement data combines the latest similar twelve-month periods reported by Ascent Energy and Pontotoc, using Ascent Energy's fiscal year end of December 31 and adjusting Pontotoc's results to reflect the twelve months ended December 31, 2000.

    The unaudited pro forma information is for illustrative purposes only. If the merger had occurred in the past, the combined company's financial position and operating results might have been different from that presented in the selected unaudited pro forma financial information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that the combined company would have achieved if the merger had occurred in the past, nor should you rely on the unaudited pro forma information as an indication of future results that the combined company will achieve after the merger.

Pro Forma Combined Ascent Energy
Statement of Operations Data:
Revenues:
Oil and gas sales	$23,550,029
Other income	589,413

Total revenues	24,139,442

Expenses:
Operating expenses	5,534,431
Depreciation, depletion and amortization	10,971,989
Production taxes	1,218,035
General, administrative and other	3,190,405
Interest expense	2,516,133
Reorganization costs	1,007,890
Gas purchases	513,871

Total expenses	24,952,754

Net income (loss) before income taxes	(813,312)
Provision (benefit) for income taxes	(289,529)

Net income (loss)	(523,783)

Dividends on preferred stock	(2,752,000)

Net income (loss) attributable to common stockholders	$(3,275,783)
Basic and diluted earnings per share	$(0.71)
Pro Forma Combined Ascent Energy
Balance Sheet Data (at end of period):
Working capital (deficit)	$(2,278,372)
Oil and gas properties, net	130,436,845
Total assets	141,179,033
Long-term debt, less current portion	31,309,790
Stockholders' equity	35,701,270
Pro Forma Data:
Ratio of earnings to preferred dividends	—(1)

(1)
Due to the pro forma net loss, earnings do not cover preferred dividends by a shortfall of $4.6 million.

RISK FACTORS

    You should carefully consider the following factors and other information in this prospectus before deciding whether to exchange your Pontotoc shares for cash and shares of our Series B preferred stock.

Risks Related to the Pontotoc Acquisition

Because we will be a newly combined company with no combined operating history, neither our historical nor our pro forma financial and operating data may be representative of our future results.

    We will be a newly combined company with no combined operating history. Our lack of a combined operating history may make it difficult to forecast our future operating results. The historical financial statements included in this prospectus reflect the separate historical results of operations, financial position and cash flows of Pontotoc and our parent company, Forman. Concurrently with the consummation of the offer, Forman will contribute all of its assets and liabilities to Ascent Energy. The unaudited pro forma financial information included in this prospectus is based on the separate businesses of Pontotoc and Forman. As a result, the historical and pro forma information may not give you an accurate indication of what our actual results would have been if the Restructuring and the Pontotoc acquisition had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

We may not be able to integrate our operations effectively and efficiently.

    The Restructuring and the Pontotoc acquisition will require the integration of two management teams and operations, a process that we expect to be complex and time-consuming. If we do not successfully integrate the management and operations of Ascent Energy and Pontotoc, or if there is any significant delay in achieving this integration, we may not fully achieve the expected benefits of the Pontotoc acquisition. As a result, our business could suffer.

Our operations have been concentrated in South Louisiana; we will be largely dependent on Pontotoc's management personnel for our oil and gas operations in Oklahoma.

    There is no overlap in the respective oil and gas interests owned by us and Pontotoc. Forman's oil and gas operations are currently concentrated in South Louisiana. Pontotoc's oil and gas properties are primarily located in the State of Oklahoma. Even though we plan to offer employment to Pontotoc's management personnel, we cannot assure you that they will choose to continue to remain employed by us or that we can replace these individuals without experiencing operational delays that may impact future financial performance.

Some of Pontotoc's directors and officers have interests in the offer and the merger that are different from your interests.

    Some of the directors and officers of Pontotoc are parties to agreements, or participate in other arrangements, that give them interests in the offer and the merger that are different from your interests, including:

  •
  James "Robby" Robson, Jr. will become a member of our board of directors on the effective date of the merger and will continue to be employed by Pontotoc;
  •
  each director and executive officer of Pontotoc agreed to tender all outstanding shares of Pontotoc common stock owned by him, which represents a total of 2,023,532 shares or approximately 38% of Pontotoc's outstanding common stock;
  •
  in connection with the merger, James "Robby" Robson, Jr., Todd Robson and James Robson, Sr., all of whom are directors of Pontotoc, will be entitled to receive a lump sum cash payment equal to the product of the number of Pontotoc shares subject to these stock options times the amount by which $10.50 exceeds the exercise price, which will be approximately $247,500 in the aggregate; and

  •
  As contemplated by the merger agreement, Pontotoc has acquired the remaining 55% ownership interest in Pontotoc Holdings, Inc. from Timothy A. Jurek, a director of Pontotoc, and two other directors of Pontotoc Holdings, for a consideration consisting solely of an aggregate of 110,000 shares of Pontotoc common stock.

    Pontotoc stockholders should consider whether these interests may have influenced those directors and officers to recommend or support the merger. See "The Offer—Interests of Certain Persons in the Offer and the Merger" on page 47.

Risks Related to Ownership of Our Series B Preferred Stock

There is no established trading market for either our preferred stock or our common stock.

    Neither our preferred stock nor our common stock issuable upon conversion of our Series B preferred stock will have any established trading market. We do not intend to apply for listing of our preferred stock on any securities exchange or to seek admission thereof to trading on the Nasdaq stock market. As a result there will most likely not be an active public or other market for our preferred stock. Accordingly, holders who may need or wish to dispose of all or part of their preferred stock may be unable to do so except in private, directly negotiated sales. Holders will most likely not be able to liquidate their investment in the event of an emergency or for any other reason. We cannot provide any assurance regarding the liquidity of any market that may develop for our preferred stock, the ability to sell the preferred stock or the price at which a holder will be able to sell the preferred stock. Likewise, there is no active public or other market for our common stock and we cannot guarantee that one will ever develop.

Forman and, indirectly, Forman's significant stockholders will control the outcome of stockholder voting and may exercise this voting power in a manner adverse to you. Two of our directors may have conflicts of interest because they are a managing director and an executive officer of Forman's significant stockholders.

    Although the TCW Group, Inc., and its affiliates, and Jefferies & Company, Inc., and its affiliates, have not agreed to act together, they will be in a position to control the outcome of matters requiring a stockholder vote, including the election of directors, adoption of amendments to our certificate of incorporation or bylaws or approval of mergers and other significant corporate transactions, if they do act together. Following the completion of our offering of Series A preferred stock and warrants and the Restructuring, the TCW Funds and Jefferies will beneficially own approximately 29.5% and 23.8% of our common stock, respectively. Through their interests in Forman, they will have an indirect interest in the shares of our common stock owned by Forman. In addition, the TCW Funds and Jefferies are each entitled to designate one member of Forman's four member board or directors.

    The interests of the TCW Funds or Jefferies may differ from yours, and the TCW Funds or Jefferies may vote their interests in a manner that may adversely affect you. In addition, the chairman of our board of directors, Nicholas W. Tell, Jr., is a managing director of the TCW Funds and another member of our board of directors, Daniel O. Conwill, IV, is an executive officer of Jefferies. Their duties as a managing director of the TCW Funds and an executive officer of Jefferies may conflict with their duties as directors of our company regarding business dealings between the TCW Funds or Jefferies and us and other matters. The resolution of these conflicts may not always be in our or your best interest.

We have renounced any interest in specified business opportunities, and our significant stockholders and their director nominees on our board of directors generally have no obligation to offer us those opportunities.

    Our certificate of incorporation provides that stockholders who are entitled to cast 25% or more of our total voting power may engage or invest in businesses that compete with ours. Accordingly, significant stockholders may invest in other competing companies. Our certificate of incorporation also provides that we renounce any interest in any such business opportunities.

    Moreover, our certificate of incorporation provides that, if an opportunity in our line of business is presented to a person who is an officer, director or other affiliate of one of our significant stockholders, including any of those individuals who also serves as a director, officer or employee of our company:

  •
  no such officer, director or other affiliate of our significant stockholder has any obligation to communicate or present the opportunity to us; and
  •
  such entity or individual may pursue the opportunity as that entity or individual sees fit, unless it was presented to such individual solely in that person's capacity as a director, officer or employee of our company.

    These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least a majority of our total voting power. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected.

Our parent company recently emerged from bankruptcy.

    In August 1999, our parent company, Forman, sought protection from its creditors under Chapter 11 of the United States Bankruptcy Code of 1986. By order dated December 29, 1999, a joint plan of reorganization with respect to Forman was confirmed by the United States Bankruptcy Court for the Eastern District of Louisiana and Forman emerged from protection under Chapter 11 of the Bankruptcy Code.

Risks Related to Our Business and Operations

Oil and natural gas prices are volatile, and low prices will cause our revenues, profitability and the carrying value of our properties to decrease.

    Our revenues, profitability and the carrying value of our properties depend substantially on prevailing prices for oil and natural gas. Historically, prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. For example, oil and natural gas prices, while at historically high levels at the present time, declined significantly in 1997 and 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this volatility are:

  •
  the level of consumer demand;
  •
  domestic and foreign supply of oil and natural gas;
  •
  weather conditions;
  •
  domestic and foreign government regulations and taxes;
  •
  the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
  •
  political instability or armed conflict in oil or natural gas producing regions;
  •
  the price and level of foreign imports;
  •
  the price and availability of alternative fuels; and
  •
  the overall local and world economic environment.

    Prices for oil and natural gas affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The borrowing base under our new bank credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce. Any substantial and extended decline in the price of oil or natural gas would decrease our cash flows, as well as the carrying value of our proved reserves, our borrowing capacity and our ability to obtain additional capital.

Our capitalization or volatility in our results may prevent us from raising the capital necessary to make acquisitions and drill wells.

    We may not be able to successfully pursue our business strategy if our balance sheet, volatility in our results or general industry or market conditions prevents us from raising the capital required for our acquisition, exploration and development activities and other operations. Like any oil and gas company, we expect to make substantial expenditures for the acquisition, exploitation, exploration, development and production of oil and natural gas reserves just to maintain production levels and reserves. If our revenues or cash flow from operations decrease as a result of lower oil and natural gas prices, operating difficulties or other factors, many of which are beyond our control, or we are unable to raise additional debt or equity proceeds to fund such expenditures, then we may curtail our acquisition, drilling, development and other activities. In addition, we may be forced or choose to sell some of our assets on an untimely or unfavorable basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We expect to incur additional debt. If we are unable to service this debt or if we are restricted by this debt from engaging in certain activities, we may not be able to successfully pursue our business strategy.

    Our pro forma indebtedness at December 31, 2000, giving effect to the offer and merger, is approximately $32.5 million. Any inability on our part to service our debt will be materially adverse to our business. In addition to the debt we intend to incur in connection with the Pontotoc acquisition, we expect to incur additional debt in the future to fund our capital expenditures. Such additional borrowings may severely restrict our acquisition, exploration and development activities. The borrowing base limitation on our new credit facility will be periodically redetermined based on an evaluation of our reserves. Upon a redetermination, if borrowings in excess of the revised borrowing capacity were outstanding, we could be forced to repay a portion of our bank debt. We may not have sufficient funds to make such repayments and could default under the terms of our indebtedness.

    If our level of borrowings increases, this indebtedness may have several important effects on our operations, including:

  •
  a substantial portion of our cash flow from operations may be dedicated to the payment of interest and principal on our indebtedness and may not be available for other purposes;
  •
  the covenants contained in our bank credit facility may limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions;
  •
  our ability to obtain additional financing in the future for working capital, capital expenditures (including acquisitions), general corporate purposes or other purposes may be impaired;
  •
  our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand sustained declines in oil and natural gas prices;
  •
  our borrowings will be subject to variable rates, which may make us vulnerable to increases in interest rates; and
  •
  our flexibility in planning for or reacting to changes in market conditions may be limited.

    Moreover, future acquisition or development activities may require us to alter our capitalization significantly. These changes in capitalization may significantly increase our leverage. Our ability to continue to meet our debt service obligations, to reduce total indebtedness and to meet our other obligations will be dependent upon our future performance, which will be subject to general economic conditions, including oil and natural gas prices, and to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to meet these commitments, we may not be able to satisfy our capital requirements unless we are able to successfully adopt one or more alternatives on a timely basis and with satisfactory terms, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. The terms of our indebtedness also may prohibit us from taking such actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Bank Credit Facility."

Attractive opportunities to acquire properties with proved undeveloped reserves may not be available, which would prevent us from pursuing our business strategy.

    We may not be able to identify or complete the acquisition of properties with sufficient proved undeveloped reserves to implement our business strategy. Our strategy is based on the acquisition and development of properties with undeveloped discoveries. As we deplete our existing reserves, we must identify, acquire and develop properties through new acquisitions or our level of production and cash flows will be adversely affected. The availability of properties for acquisition depends largely on the divesting practices of other oil and gas companies, commodity prices, general economic conditions and other factors that we cannot control or influence. A substantial decrease in the availability of proved oil and gas properties in our areas of operation, or a substantial increase in their cost to acquire, would adversely affect our ability to replace our reserves as they are depleted.

The oil and gas reserves data and future net revenues estimates we report are uncertain.

    The process of estimating oil and natural gas reserves is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic and other factors beyond our control. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus.

    Actual future production, oil and gas prices, revenues, taxes, development costs, operating expenses and quantities of recoverable oil and gas reserves will vary from those currently estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this document and the information incorporated by reference. Our properties may also be susceptible to hydrocarbon drainage from wells on adjacent properties operated by other owners. In addition, we may adjust reserve estimates to reflect production history, results of exploration and development, availability of rigs and other equipment, prevailing oil and gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will vary from the estimates used. Such variances may be material.

    You should not assume that the present value of future net cash flows from our or Pontotoc's proved reserves referred to in this prospectus is the current market value of these reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Current commodity prices are at historically high levels. At current prices, we believe the present value of future net revenue amounts included in this prospectus or incorporated herein cannot be construed as the current market value of the estimated oil and gas reserves attributable to our or Pontotoc's properties. Actual future prices and costs are likely to differ materially from those used in the present value estimate because of changes in commodity prices or hedging transactions. The timing of both the production and the expenses from the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with us or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Lower oil and gas prices may cause us to record ceiling test write-downs.

    We use the full cost method of accounting to account for our oil and gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves at a point in time, discounted at 10%, plus the lower of cost or fair value of unproved properties. If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling test write-down." This charge does not impact cash flow from operating activities, but does reduce our stockholders' equity. The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Due to low oil and gas prices in 1997 and 1998, Forman wrote down its oil and gas properties by $10 million on December 31, 1997, by an additional $12 million on June 30, 1998, and by an additional $7.6 million on December 31, 1998.

Our use of hedging transactions for a portion of our oil and gas production may limit future revenues from price increases and result in significant fluctuations in our stockholders' equity.

    We use hedging transactions with respect to a portion of our oil and gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use may also limit future revenues from price increases.

    As set forth in our commitment letter from Fortis Capital described under "The Offer—Source and Amount of Funds" beginning on page 47, our credit facility will require us to secure hedging arrangements with respect to approximately 50% of our future production through December 2002. In addition, we may enter into hedging arrangements beyond that required under our new credit facility.

    While intended to reduce the effects of volatility of the price of oil and natural gas, these transactions may limit our potential gains if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, these hedging arrangements may expose us to the risk of financial loss if:

  •
  production is less than expected;
  •
  there is a change in the expected differential between the underlying price in the hedging arrangement and actual prices received;
  •
  the other party to the hedging contract defaults on its contract obligations; or
  •
  a sudden, unexpected event materially affects oil or natural gas prices.

    We adopted Statement of Financial Accounting Standards (SFAS) No. 133 as of January 1, 2001. As a result of adopting SFAS No. 133, our stockholders' equity may fluctuate significantly from period to period. SFAS No. 133 generally requires us to record each derivative instrument as an asset or liability measured at its fair value. We must record an initial adjustment in the other comprehensive income component of stockholders' equity on adoption of SFAS No. 133, which amount will likely be significant. Thereafter, we must similarly record changes in the value of our hedging, which could result in significant fluctuations in stockholders' equity from period to period.

    For further discussion of our hedging arrangements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

Exploration is a high-risk activity. The 3-D seismic data and other advanced technologies we use cannot eliminate exploration risk and require experienced technical personnel whom we may be unable to attract or retain.

    Our future success will depend on the success of our future property acquisitions and our drilling operations. Exploitation, exploration and development activities involve numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of the additional exploration, time and expenses associated with a variety of factors, including:

  •
  economic conditions;
  •
  unexpected drilling conditions;
  •
  title problems;
  •
  pressure or irregularities in formations;
  •
  equipment failures or accidents;
  •
  adverse weather conditions; and
  •
  shortages or delays in availability of drilling rigs or labor and the delivery of equipment.

    We cannot assure you that wells in which we have an interest will be productive or that we will recover all or any portion of our drilling or other exploratory costs. Drilling for oil and natural gas may be unprofitable. Drilling activities can result in dry holes or in wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs to produce an acceptable return on investment.

    Even when used and properly interpreted, 3-D seismic data and visualization techniques do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses as a result of these expenditures. Poor results from our exploitation, exploration and development activities could have a material adverse effect on our business, financial condition, cash flows or results of operations.

    Our drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. Competition for explorationists and engineers with experience is intense. If we cannot attract additional experienced personnel, our ability to compete could be adversely affected.

The oil and natural gas business involves many operating risks that can cause substantial losses.

    Our operations are subject to risks inherent in the oil and natural gas business, including:

  •
  fires and explosions;
  •
  blow-outs and surface cratering;
  •
  uncontrollable flows of oil, underground natural gas and formation water;
  •
  natural disasters;
  •
  pipe, cement or pipeline failures or collapses;
  •
  embedded or unremovable oil field drilling and service tools;
  •
  abnormally pressured formations; and
  •
  environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic natural gases.

    If any of these events occur, we could incur substantial losses as a result of:

  •
  injury or loss of life;
  •
  severe damage to and destruction of property, natural resources and equipment;

  •
  fines and clean-up responsibilities for pollution and other environmental damage; and
  •
  suspension of our operations.

Our insurance coverage may not be sufficient to cover some liabilities or losses that we may incur.

    The occurrence of a significant accident or other event not fully covered by our insurance could have a material adverse effect on our business, financial condition, results of operations or cash flows. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable.

We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them.

    The acquisition of properties requires us to assess a number of factors, including:

  •
  value of the oil or gas properties and likelihood of future production;
  •
  future prices of oil and gas;
  •
  recoverable reserves;
  •
  development and operating costs;
  •
  potential environmental and other liabilities;
  •
  drilling and production difficulties; and
  •
  other factors beyond our control.

    These assessments are inexact and inherently uncertain. We intend to perform these reviews in a manner that we believe at the time to be generally consistent with industry practice. These reviews, however, may not reveal all existing or potential problems, nor would they permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies or benefits. For instance, inspections may not be performed on every well, and structural or environmental problems, such as pipeline corrosion, may not be observable even when an inspection is undertaken. In addition, we may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations. We can make no assurance that any future acquisitions will be beneficial. Any unsuccessful acquisition could have a material adverse affect on us.

The marketability of our production depends primarily upon the availability of gathering systems, pipelines and processing facilities.

    Our ability to sell our oil and gas production depends in part upon the availability, proximity and capacity of oil and natural gas gathering systems, pipelines and processing facilities. U.S. federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect our ability to produce and market oil and natural gas. If market factors change dramatically, the financial impact on us could be substantial. The availability of markets is beyond our control.

    Pontotoc currently leases a gathering system located in central Oklahoma from Enerfin Resources I Limited Partnership. This gathering system allows Pontotoc to connect with larger pipelines for the purpose of transporting and marketing its oil and gas. Beginning on July 1, 2015, Enerfin Resources may terminate the lease agreement upon 90 days prior notice to any annual renewal by Pontotoc. The termination of this lease agreement would require us to find an alternative way to transport our oil and gas. If an alternative is unavailable, this could have a material adverse effect on us.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute on a timely basis our development plans within our budget.

    Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our operations. Recently, drilling activity in South Louisiana and Oklahoma has increased, and we have experienced increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity also decreases the availability of drilling rigs. These costs may increase further and necessary equipment and services may not be available to us at economical prices.

Competition in our industry is intense, and we are smaller and have a more limited operating history than many of our competitors.

    We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Many of our competitors have substantially greater financial operations, staffs, facilities and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, some of our competitors have been operating in South Louisiana and Oklahoma for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

    Development, production and sale of natural gas and oil in the U.S. are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

  •
  discharge permits for drilling operations;
  •
  bonds for ownership, development and production of oil and gas properties;
  •
  unitization and pooling of properties;
  •
  production rates;
  •
  worker safety regulations;
  •
  reports concerning operations; and
  •
  taxation.

    Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. From time to time regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas below actual production capacity in order to conserve supplies of oil and natural gas. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

    This prospectus, including documents referred to, included or incorporated by reference in this prospectus, includes assumptions, expectations, projections, intentions and beliefs about future events. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

    All statements in this document that are not statements of historical fact are forward looking statements. When used in this document the words "anticipate," "estimate," intend," "project," "forecast," "plan," "potential," "will," "may," "should," "continue," "believe," "expect" or similar expressions reflect forward-looking statements.

    These forward-looking statements are subject to risks and uncertainties. All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our ability to control or predict. You should understand that various factors, in addition to those discussed elsewhere in this prospectus and in the documents referred to, included or incorporated by reference in this prospectus, could materially affect the results of the combined company following the merger and could cause actual results to differ materially from those expressed in our forward-looking statements.

    When you consider these forward-looking statements, you should keep in mind the risk factors and the other cautionary statements in this prospectus. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, the dates of those documents.

    All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update these forward-looking statements after we distribute this prospectus.

COMPARATIVE PER SHARE PRICES AND DIVIDENDS

    There is no public market for Ascent Energy's common shares. Pontotoc common shares have been listed on the Nasdaq National Market since August 31, 2000 and on the Nasdaq Small-Cap Market from December 13, 1999 to August 30, 2000. Prior to that time, Pontotoc's common stock was traded on the over-the-counter market and was quoted on the Nasdaq's OTC Bulletin Board. Pontotoc's ticker symbol is "PNTU." The following table sets forth, for the periods presented, the high and low sales prices for Pontotoc's common shares as reported by the Nasdaq Stock Market since December 13, 1999, and the high and low bid prices for the prior periods.

	Pontotoc Common Shares
Quarter Ended:
	High	Low
June 30, 1998	$4.50	$2.1875
September 30, 1998	$4.50	$3.625
December 31, 1998	$3.78125	$1.625
March 31, 1999	$5.375	$3.50
June 30, 1999	$7.19	$5.00
September 30, 1999	$8.50	$6.25
December 31, 1999	$8.06	$6.25
March 31, 2000	$7.50	$6.00
June 30, 2000	$10.00	$6.75
September 30, 2000	$10.063	$9.00
December 31, 2000	$9.813	$8.625
March 31, 2001	$10.00	$8.875
June 30, 2001 (through May , 2001)	$9.80	$9.25

    On January 19, 2001, the last full trading day prior to the public announcement of the offer and the merger, the last sale price per Pontotoc common share on the Nasdaq National Market was $9.125. On May  , 2001, the most recent practicable date prior to the printing of this document, the last sale price per Pontotoc common share was $      . We urge you to obtain current market quotations for Pontotoc common shares before making any decision on the offer.

    As of May 1, 2001, there was one holder of record of Ascent Energy common stock and there were approximately 113 holders of record of Pontotoc common stock. The holders of record does not include stockholders who hold stock in their accounts at broker/dealers.

    Neither Ascent Energy (including Forman) nor Pontotoc has ever declared or paid any cash dividends on our common stock or other securities and neither anticipates paying cash dividends in the foreseeable future. Our credit facility will restrict us from declaring or paying dividends on our common stock without our lenders' consent.

CAPITALIZATION

    The following table sets forth our capitalization as of May 1, 2000:

  •
  on a pro forma basis giving effect to the Restructuring; and

  •
  on a pro forma as adjusted basis to give effect to the sale of our Series A preferred stock and warrants and the consummation of the offer and the merger.

    You should read the table below in conjunction with our unaudited pro forma combined financial statements and related notes and the historical financial statements and related notes included elsewhere in this prospectus.

	At December 31, 2000
	Pro Forma	Pro Forma, As Adjusted
	(Unaudited, in thousands)
Cash and cash equivalents	$3,728,332	$—

Long-term debt, including current maturities	2,529,004	32,529,004

8% Series A Redeemable Preferred Stock, $1,000 liquidation preference, 21,100 shares authorized; no shares outstanding pro forma; 21,100 shares outstanding pro forma, as adjusted	—	21,100,000
Stockholders' equity:
Preferred stock, par value $.001 per share, 10,000,000 shares authorized pro forma and pro forma, as adjusted:
8% Series B Convertible Preferred Stock, $2.50 liquidation preference, 5,500,000 shares authorized; no shares outstanding pro forma; 5,323,695 shares outstanding pro forma, as adjusted	—	13,300,000
Common stock, par value $.001 per share, 20,000,000 shares authorized pro forma and pro forma, as adjusted; 4,634,483 shares issued and outstanding pro forma; 4,634,483 shares issued and outstanding pro forma, as adjusted(1)	4,634	4,634
Additional paid-in capital	20,680,373	20,680,373
Retained earnings	1,716,263	1,716,263

Total stockholders' equity	22,401,270	35,701,270

Total capitalization	$28,658,606	$89,330,274

(1)
Does not include shares of common stock issuable upon exercise of the stock warrants to be issued or upon conversion of the Series B preferred stock.

REASONS FOR THE OFFER

Reasons For the Offer and the Merger

    We are making the offer in order to acquire all of the outstanding shares of Pontotoc common stock. We intend, as soon as practicable after completion of the offer, to merge Pontotoc Acquisition with Pontotoc so that Pontotoc will become our wholly owned subsidiary. In the merger, each then outstanding Pontotoc share (except for Pontotoc shares held in Pontotoc's treasury and Pontotoc shares owned by us) would be converted into the right to receive the same amount of cash and number of shares of our Series B preferred stock as is paid in the offer.

    We believe the combined company will have a larger, more diversified asset base. The combined company will have pro forma aggregate proved reserves of approximately 18.9 MMBoe, a 170% increase over what we had on a stand-alone basis at the end of 2000. In addition to our operations in South Louisiana, following completion of the offer and the merger we will have meaningful operations in Oklahoma.

    In addition, we believe the combined company will have more efficient access to capital, at a lower cost, than either Ascent Energy or Pontotoc has individually. We should also have an enhanced ability, as compared with either company on a stand-alone basis, to pursue more acquisitions or other development opportunities.

Reasons For the Pontotoc Board's Recommendation; Factors Considered

    In approving the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement, and recommending that Pontotoc's stockholders accept the offer and tender their Pontotoc shares in the offer, the board of directors of Pontotoc considered a number of factors, including:

  •
  The opinion of C.K. Cooper and Company to the effect that, as of January 19, 2001, the consideration to be paid in the offer and the merger under the merger agreement was fair from a financial point of view to Pontotoc's stockholders. The full text of the written opinion of C.K. Cooper, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B hereto.

  •
  The fact that the consideration and other terms of the merger agreement resulted from arms-length negotiations between Pontotoc and Ascent Energy, and the Pontotoc board of directors' belief that $9.00 in cash plus one share of Ascent Energy Series B preferred stock having a liquidation preference of $2.50 per share for each share of Pontotoc common stock represented the highest per share consideration that could be negotiated with Ascent Energy.

  •
  Pontotoc's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives.

  •
  Pontotoc is a small public company in an industry in which many of its competitors are much larger and better capitalized. It is very difficult for a company the size of Pontotoc to access the capital markets because it is too small to gain the interest of most industry investors. It is also difficult for such a small company to compete with larger competitors for the acquisition of additional properties to expand its business.

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  A review of the possible alternatives to the transaction contemplated by the merger agreement, including continuing to operate Pontotoc as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of Pontotoc through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative.

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  The financial and valuation analyses presented to the board of directors of Pontotoc by C.K. Cooper and Company, including market prices and financial data relating to other companies engaged in businesses considered comparable to Pontotoc and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of Pontotoc.

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  The trading history of Pontotoc's common stock, which has been characterized by low daily trading volumes and the resulting illiquidity, typical of companies of similar size.

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  The liquidity and certainty of value of the cash consideration to be paid to Pontotoc's stockholders, as well as the receipt of the Ascent Energy Series B preferred stock by the stockholders which will provide the opportunity to retain an equity investment in a more diversified asset base. The Pontotoc board was aware that the cash consideration to be received by Pontotoc's stockholders in the offer and merger would be taxable to these stockholders for federal income tax purposes.

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  The commitment by Ascent Energy in the merger agreement to use all reasonable best efforts to consummate the offer and the merger, including its reasonable best efforts to obtain financing for the acquisition.

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  The fact that the offer and the merger provide for a prompt exchange offer for all Pontotoc shares to be followed by a second-step merger at the same consideration, enabling Pontotoc's stockholders to obtain the benefits of the transaction at the earliest possible time.

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  The financial ability of Ascent Energy to consummate the offer and the merger. In this regard, the Pontotoc board of directors noted that Ascent Energy had received an executed commitment letter from a financial institution providing for a portion of the financing necessary to purchase the Pontotoc shares and to pay transaction fees in connection with the offer and the merger.

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  The fact that the merger agreement permits Pontotoc to furnish information to and participate in negotiations with third parties in response to a takeover proposal if a majority of the Pontotoc board of directors:

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  reasonably determines, after consultation with Pontotoc's financial advisor, that such takeover proposal constitutes a superior proposal; and

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  determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

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  The fact that the Pontotoc board of directors is permitted to terminate the merger agreement if prior to the purchase of Pontotoc shares by Ascent Energy in the offer, a superior proposal is received by Pontotoc and the Pontotoc board of directors reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the merger agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law.

    The foregoing discussion of the information and factors considered by the Pontotoc board of directors is not intended to be exhaustive, but includes the material factors considered by the Pontotoc board of directors. In view of the variety of factors considered in connection with its evaluation of the offer and the merger, the Pontotoc board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

BACKGROUND OF THE OFFER

    The following discussion presents background information concerning the offer and the merger. Information on the actions of Pontotoc's management, the meetings and deliberations of the Pontotoc board of directors and the activities of Pontotoc's advisors has been furnished by Pontotoc.

    In June 2000, at a meeting arranged by Cochise Capital Inc., Pontotoc's financial advisor, Jeffrey Clarke, in his individual capacity, met with James "Robby" Robson, President and Chief Executive Officer of Pontotoc, to discuss a possible joint venture to pursue acquisition, drilling and development activities with respect to certain of Pontotoc's properties.

    In July and August 2000, after discussions regarding the possible joint venture were abandoned due to Pontotoc's lack of interest, Jeffrey Clarke, who was appointed as President of Forman in June 2000, contacted Mr. Robson and Cochise Capital Inc. to discuss Pontotoc's interest in being acquired by Forman, or one of its affiliates, primarily for cash.

    On August 21, 2000, representatives of Forman met in Ada, Oklahoma with representatives of Pontotoc, including Mr. Robson, to discuss the proposed acquisition of Pontotoc. After Forman signed a confidentiality agreement on August 21, 2000, Pontotoc provided Forman with background information concerning Pontotoc's reserves and other financial matters and agreed to provide Forman with more information concerning Pontotoc's operations.

    Throughout August and September 2000, Forman conducted a due diligence review of Pontotoc and its operations.

    In September 2000, Mr. Clarke and Daniel O. Conwill, IV, a representative of one of Forman's largest shareholders, met with Mr. Robson to discuss an initial bid to acquire Pontotoc for cash. After discussions with Mr. Robson, it was agreed that, primarily due to Forman's prior bankruptcy and the desire to operate through a Delaware corporation, the acquisition would be made by a newly formed entity affiliated with Forman. The entity that was ultimately formed for this purpose is Ascent Energy, whose board of directors includes individuals who were negotiating on its behalf. Over the next few weeks, Mr. Robson negotiated with representatives of Ascent Energy, primarily Mr. Clarke, with respect to the acquisition price. As a compromise on the cash purchase price, Ascent Energy agreed to issue convertible securities to Pontotoc's stockholders in addition to paying $9.00 in cash per share. The parties continued to negotiate the terms of the convertible security, including the conversion rate and the dividend preference.

    In October 2000, following continued discussions between representatives of Ascent Energy and Pontotoc, primarily Mr. Clarke and Mr. Robson, the parties reached an agreement as to the principal economic terms of the transaction, subject to finalizing Ascent Energy's due diligence, negotiation of a definitive agreement and the approval of each party's board of directors. The parties agreed to an acquisition price of $9.00 in cash per share plus preferred stock convertible into 10% of Ascent Energy's common stock.

    During December 2000, as the parties were negotiating the terms of the merger agreement, Pontotoc contacted C. K. Cooper and Company, the only investment banking firm then providing analyst coverage for Pontotoc, about providing a fairness opinion to the Pontotoc board in connection with this transaction. Pontotoc formally engaged C. K. Cooper and Company for this purpose on January 11, 2001.

    On January 18, 2001, the Pontotoc board of directors held a special meeting to consider the offer, the merger and the merger agreement. Prior to the meeting, C.K. Cooper and Company delivered to Mr. Robson its oral opinion, subsequently confirmed in writing, that, based on matters set forth in its opinion, the consideration to be received by the holders of Pontotoc common stock in the offer and merger under the merger agreement was fair to such holders, as a group, from a financial point of view. At the special meeting of Pontotoc's board of directors, Mr. Robson reviewed the background of the proposed offer and merger, the terms of the merger agreement and related documents, and the potential benefits of the offer and merger to Pontotoc's stockholders. Mr. Robson then advised the Pontotoc board of the oral opinion delivered by C.K. Cooper and Company. Following discussion, the Pontotoc board unanimously determined that the terms of the offer, the merger and the other transactions contemplated by the merger agreement were advisable and fair to and in the best interests of Pontotoc and its stockholders, approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, and unanimously recommended that Pontotoc's stockholders accept the offer and tender their shares in the offer and, if required by applicable law, adopt the merger agreement.

    On January 19, 2001, the board of directors of Ascent Energy approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors of Pontotoc Acquisition approved the merger agreement and the transactions contemplated by the merger agreement.

    Late in the evening on January 19, 2001, Pontotoc Acquisition, Ascent Energy, and Pontotoc executed and delivered the merger agreement.

    On January 22, 2001, Pontotoc issued a press release announcing the execution and delivery of the merger agreement.

THE OFFER

The Offer

    We are offering to exchange $9.00 in cash and one share of our Series B preferred stock having a liquidation preference equal to $2.50 for each outstanding share of Pontotoc common stock validly tendered and not properly withdrawn, subject to the terms and conditions described in this prospectus and the related letter of transmittal.

    You will not receive any fractional shares of our Series B preferred stock in exchange for your shares of Pontotoc common stock. In lieu of fractional shares, registered holders will receive a number of shares of our Series B preferred stock rounded up to the next whole number (after taking into account all shares of Pontotoc common stock delivered by the record owner).

    The expiration date shall refer to 5:00 p.m., New York City time, on June  , 2001, unless we extend the period of time for which the offer is open, in which case the term expiration date means the latest time and date on which the offer, as so extended, expires.

    If you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not incur any brokerage commissions. If you own your shares through a broker or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of transmittal, we will pay or arrange to have paid any transfer taxes on the Pontotoc common stock resulting from the offer.

    We are making this offer in order to acquire all of the outstanding shares of Pontotoc common stock. We intend, as soon as possible after completion of the offer, to have Pontotoc Acquisition, the purchaser in the offer, merge with Pontotoc so that Pontotoc will become our wholly owned subsidiary. In the merger, each then outstanding share of Pontotoc common stock, except for treasury shares of Pontotoc and shares that we hold for our own account, would be converted into the same amount of cash and number of shares of our Series B preferred stock per Pontotoc share as is paid in the offer.

    Our obligation to exchange cash and shares of our Series B preferred stock for Pontotoc is subject to several conditions referred to below under "Conditions of Our Offer," including the minimum tender condition and other conditions that are discussed below.

Timing of Our Offer

    Our offer is scheduled to expire at 5:00 p.m., New York City time, on June      , 2001, but we may extend the offer from time to time as necessary until all the conditions to the offer have been satisfied or, where permissible, waived. We may not extend the offer beyond May 31, 2001, without the consent of Pontotoc.

Extension, Termination and Amendment

    We expressly reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time, to extend the period of time during which the offer remains open, and we can do so by giving oral or written notice of the extension to the exchange agent. If we decide to extend the offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to the provisions of the merger agreement, we are not making any assurance that we will exercise our right to extend the offer. During an extension, all Pontotoc shares previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your Pontotoc shares. You should read the discussion under the caption "Withdrawal Rights" for more details.

    Subject to the SEC's applicable rules and regulations, we also reserve the right, in our sole discretion, but subject to the provisions of the merger agreement, at any time or from time to time, to delay acceptance for exchange of or, regardless of whether we previously accepted Pontotoc shares for exchange, exchange of any Pontotoc shares in the offer or to terminate the offer and not accept for exchange or exchange any Pontotoc shares not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the offer to be satisfied. We also reserve our right to waive any condition, other than the minimum tender condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the shares of our Series B preferred stock to be issued in the offer, or otherwise amend the offer in any respect, by giving oral or written notice of the waiver or amendment to the exchange agent and by making a public announcement.

    We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law, including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of the change, and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any public announcement other than by making a general release to the public.

    We confirm to you that if we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, we change the percentage of Pontotoc shares being sought or the consideration offered to you, that change will apply to all holders whose Pontotoc shares are accepted for exchange. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, we will extend the offer until the expiration of that ten business day period. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    We may, although we do not currently intend to, elect to provide a subsequent offering period of three to 20 business days after the acceptance of Pontotoc shares in the offer if the requirements under Exchange Act Rule 14d- 11 have been met. If we elect to provide a subsequent offering period, we will notify you by issuing a press release and we will file that press release with the SEC. You will not have the right to withdraw any Pontotoc shares that you tender in the subsequent offering period.

Exchange of Shares; Delivery of Cash and Our Series B Preferred Stock

    Upon the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of the extension or amendment, we will accept for exchange, and will exchange, Pontotoc shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date and promptly after they are tendered during any subsequent offering period. In addition, subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for exchange or the exchange of Pontotoc shares in order to comply with any applicable law. In all cases, exchange of Pontotoc shares tendered and accepted for exchange will be made only after timely receipt by the exchange agent of certificates for those Pontotoc shares (or a confirmation of a book-entry transfer of those Pontotoc shares in the exchange agent's account at The Depository Trust Company, which we refer to as the "DTC"), a properly completed and duly executed letter of transmittal or a manually signed facsimile of that document and any other required documents.

    For purposes of the offer, we will be deemed to have accepted for exchange Pontotoc shares validly tendered and not properly withdrawn as, if and when we notify the exchange agent of our acceptance of the tenders of those Pontotoc shares in the offer. The exchange agent will deliver cash and our Series B preferred stock in exchange for Pontotoc shares as soon as practicable after receipt of our notice. The exchange agent will act as our agent for the purpose of receiving cash and our Series B preferred stock and transmitting our Series B preferred stock and cash to you. You will not receive any interest on any cash that we pay you for your Pontotoc shares, even if there is a delay in making the exchange.

    If we do not accept any tendered Pontotoc shares for exchange under the terms and conditions of the offer for any reason, or if certificates are submitted for more Pontotoc shares than are tendered, we will return certificates for the unexchanged Pontotoc shares to the tendering stockholder or, in the case of Pontotoc shares tendered by book-entry transfer of unexchanged Pontotoc shares into the exchange agent's account at DTC in accordance with the procedures set forth below under the discussion entitled "Procedure for Tendering," those Pontotoc shares will be credited to an account maintained within DTC, as soon as practicable following expiration or termination of the offer.

Fractional Shares of Our Series B Preferred Stock

    We will not issue certificates representing fractional shares of our Series B preferred stock in the offer. In lieu of fractional shares, registered holders will receive a number of shares of our Series B preferred stock in exchange for shares of Pontotoc common stock rounded up to the next whole number (after taking into account all shares of Pontotoc common stock delivered by you).

Withdrawal Rights

    Your tender of Pontotoc shares in the offer is irrevocable, except that, other than during a subsequent offering period, Pontotoc shares tendered in the offer may be withdrawn at any time prior to the expiration date. If we elect to provide a subsequent offering period under Exchange Act Rule 14d-11, you will not have the right to withdraw Pontotoc shares that you tender in the subsequent offering period.

    For your withdrawal to be effective, the exchange agent must receive from you a written, telex or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the number of Pontotoc shares to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Pontotoc shares.

    A financial institution must guarantee all signatures on the notice of withdrawal unless those Pontotoc shares have been tendered for the account of any eligible institution. Most banks, savings and loan associations and brokerage houses are able to provide these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, an "eligible institution." If Pontotoc shares have been tendered under the procedures for book-entry tender discussed under the caption entitled "Procedure for Tendering," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Pontotoc shares and must otherwise comply with DTC's procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Pontotoc shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision shall be final and binding.

    Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any Pontotoc shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn Pontotoc shares by following one of the procedures discussed under the captions entitled "Procedure for Tendering" or "Guaranteed Delivery" at any time prior to the expiration date.

Procedure for Tendering

    For you to validly tender Pontotoc shares in the offer, (a) the enclosed letter of transmittal, properly completed and duly executed (or a manually executed facsimile of that document), along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered Pontotoc shares must be received by the exchange agent at one of these addresses or those Pontotoc shares must be tendered under the procedures for book-entry tender set forth below (and a confirmation of receipt of the tender received, which confirmation we refer to below as a "book-entry confirmation"), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedures set forth below.

    The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Pontotoc shares which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

    The exchange agent will establish accounts with respect to the Pontotoc shares at DTC for purposes of the offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Pontotoc shares by causing DTC to transfer tendered Pontotoc shares into the exchange agent's account in accordance with DTC's procedure for the transfer. However, although delivery of Pontotoc shares may be effected through book-entry at DTC, the letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.

    Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which Pontotoc shares are tendered either by a registered holder of Pontotoc shares who has not completed the box entitled "Special Issuance Instructions" on the letter of transmittal or for the account of an eligible institution.

    If the certificates for Pontotoc shares are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged Pontotoc shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner we have described above.

    The method of delivery of Pontotoc share certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Guaranteed Delivery

    If you wish to tender Pontotoc shares in the offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your Pontotoc shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

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  You make your tender by or through an eligible institution;

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  The enclosed notice of guaranteed delivery, properly completed and duly executed, substantially in the form enclosed with this prospectus, is received by the exchange agent as provided below on or prior to the expiration date; and

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  The certificates for all tendered Pontotoc shares (or a confirmation of a book-entry transfer of tendered securities into the exchange agent's account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message) and all other documents required by the letter of transmittal are received by the exchange agent within three Nasdaq trading days after the date of execution of the notice of guaranteed delivery.

    You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a signature guarantee by an eligible institution in the form set forth in that notice.

    In all cases, we will exchange Pontotoc shares tendered and accepted for exchange only after timely receipt by the exchange agent of certificates for Pontotoc shares (or timely confirmation of a book-entry transfer of tendered securities into the exchange agent's account at DTC as described above), properly completed and duly executed letter(s) of transmittal (or a manually signed facsimile(s) thereof), or an agent's message in connection with a book-entry transfer, and any other required documents.

    By executing a letter of transmittal as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Pontotoc shares tendered and accepted for exchange by us and with respect to any and all other Pontotoc shares and other securities (other than the shares of our Series B preferred stock) issued or issuable in respect of the Pontotoc shares. That appointment is effective, and voting rights will be affected, when and only to the extent that we deposit the shares of our Series B preferred stock and cash consideration for Pontotoc shares that you have tendered with the exchange agent. All of these proxies shall be considered coupled with an interest in the tendered Pontotoc shares and therefore shall not be revocable. Upon the effectiveness of the appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Our designees will, with respect to the Pontotoc shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Pontotoc's stockholders or otherwise. We reserve the right to require that, in order for Pontotoc shares to be deemed validly tendered, immediately upon our exchange of those Pontotoc shares, we must be able to exercise full voting rights with respect to the tendered Pontotoc shares.

    We will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Pontotoc shares, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of Pontotoc shares that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the offer (other than the regulatory clearance condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of Ascent Energy preferred stock to be issued in the offer), or any defect or irregularity in the tender of any Pontotoc shares. No tender of those Pontotoc shares will be deemed to have been validly made until all defects and irregularities in tenders of those Pontotoc shares have been cured or waived. Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Pontotoc shares or will incur any liability for failure to give notification. Our interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding.

    The tender of Pontotoc shares under any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

Material Federal Income Tax Consequences

    The following discussion summarizes the material United States federal income tax consequences of the offer and the merger to holders of shares of Pontotoc common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to as the Code), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, possibly with retroactive effect.

    This discussion of material federal income tax consequences of the offer and the merger is intended to provide only a general summary, and is not a complete analysis or description of all potential federal income tax consequences of the offer and/or the merger. It does not address all aspects of federal income taxation that may be important to a holder of Pontotoc common shares in light of that holder's particular circumstances or to a holder subject to special rules, such as:

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  a stockholder who is not a citizen or resident of the United States;

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  a financial institution or insurance company;

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  a tax-exempt organization;

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  a dealer or broker in securities;

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  a stockholder who holds his Pontotoc common shares as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; or

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  a stockholder who acquired his Pontotoc common shares by exercising options or otherwise as compensation.

    In addition, this discussion does not address any state, local or foreign income tax or non-income tax consequences of the offer and/or the merger. We urge each holder of Pontotoc common shares to consult his own tax advisor to determine the particular federal income tax or other tax consequences to him of participation in the offer or the merger.

    A holder of shares of Pontotoc common stock that receives a combination of our Series B preferred stock and cash in exchange for shares of Pontotoc common stock in the offer and the merger will realize gain or loss equal to the difference between (a) the sum of the amount of cash received plus the fair market value of our Series B preferred stock (on the date the Pontotoc shares are accepted for exchange or at the effective time of the merger, as the case may be), and (b) that stockholder's adjusted tax basis in the Pontotoc common stock exchanged therefor. The recognized gain or loss will constitute capital gain or loss (assuming you hold your Pontotoc shares as a capital asset). Any capital gain or loss recognized will constitute long-term capital gain or loss if the Pontotoc stockholder's holding period for the Pontotoc common stock exchanged is greater than one year as of the date of exchange or at the effective time of the merger, as the case may be. The shares of our

Series B preferred stock received by Pontotoc stockholders in exchange for a share of Pontotoc common stock in the offer or the merger will have a tax basis equal to their fair market value on the date the Pontotoc shares are accepted for exchange or at the effective time of the merger, as the case may be, and a new holding period beginning on the day following the applicable valuation date.

    The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the offer and the merger. We urge each holder of Pontotoc common shares to consult his own tax advisor to determine the particular United States federal, state or local or foreign income or other tax consequences to him of participation in the offer or the merger.

Reasons for the Offer; The Merger; Dissenters' Rights

    Reasons.  We are making the offer in order to acquire all of the outstanding shares of Pontotoc common stock. We intend, as soon as practicable after completion of the offer, to have Pontotoc Acquisition merge with Pontotoc so that Pontotoc will become our wholly owned subsidiary. In the merger, each then outstanding Pontotoc share (except for Pontotoc shares held in Pontotoc's treasury and Pontotoc shares owned by us or Pontotoc Acquisition) would be converted into the right to receive the same amount of cash and number of shares of our Series B preferred stock as is paid in the offer.

    Approval of the Merger.  Under Section 92A.120 of the Nevada Revised Statutes (the "NRS"), the board of directors of a company and the affirmative vote of the holders of a majority of voting power are required to approve and adopt a merger and a merger agreement (a "long-form merger"). The Pontotoc board of directors has previously approved the merger. Accordingly, if we complete the offer (and the minimum tender condition is satisfied), we would have a sufficient number of Pontotoc shares to approve the merger without the affirmative vote of any other holder of Pontotoc shares. Therefore, unless the merger is consummated in accordance with the short-form merger provisions under the NRS described below (in which case no action by the stockholders of Pontotoc, other than us, will be required to consummate the merger), the only remaining corporate action of Pontotoc will be the approval and adoption of the merger agreement by the affirmative vote of a majority of the voting power of Pontotoc's stockholders.

    Possible Short-Form Merger.  Section 92A.180 of the NRS would permit the merger to occur without a vote of Pontotoc's stockholders (a "short-form merger") if we were to acquire at least 90% of the outstanding Pontotoc shares in the offer or otherwise (including as a result of purchases by us during any subsequent offering period). If, however, we do not acquire at least 90% of the then outstanding Pontotoc shares in the offer or otherwise, and a vote of Pontotoc's stockholders is required under the NRS, a longer period of time will be required to effect the merger.

    Dissenter's Rights.  Pontotoc stockholders do not have dissenter's rights in connection with the offer but will be entitled to dissenter's rights in connection with the subsequent merger. Pontotoc stockholders who do not tender their Pontotoc shares in the offer and who comply with the applicable statutory procedures under Nevada law will be entitled to dissenters' rights. In order to preserve dissenters' rights, Pontotoc stockholders must not tender their shares in the offer and must follow strictly the Nevada law regarding dissenters' rights.

    A Pontotoc stockholder who complies with the provisions of Chapter 92A of the NRS has the right to receive a cash payment for his shares of Pontotoc common stock instead of receiving cash and shares of our Series B preferred stock. The following is a summary of the material provisions of Chapter 92A. It is not intended to be a complete statement of those provisions and is qualified in its entirety by reference to the full text of Chapter 92A, a copy of which is attached to this prospectus as Annex F.

    Stockholders of a Nevada corporation who comply with the statutory requirements have the right to dissent from significant corporate actions, including the consummation of a plan of merger by a

Nevada corporation which requires the approval of such corporation's stockholders. Stockholders who are entitled to dissent are also entitled to obtain payment in the amount of the fair value of their shares.

    NRS Section 92A.410 requires the notice regarding the stockholder vote to approve the merger to state that the Pontotoc stockholders are or may be entitled to dissenters' rights under NRS Sections 92A.300 to 92A.500 and be accompanied by a copy of those sections. This prospectus constitutes the required notice under this provision. A Pontotoc stockholder who wishes to assert dissenters' rights must:

  •
  deliver to Pontotoc, before the record date for determining Pontotoc stockholders entitled to give consent to the merger in writing without a meeting, written notice of his intent to demand payment for his shares of Pontotoc common stock if the merger is effectuated; and

  •
  not vote his shares in favor of the merger.

    A Pontotoc stockholder failing to satisfy these requirements will not be entitled to dissenters' rights under Chapter 92A.

    Pontotoc must send a written dissenters' notice within ten days of effectuation of the merger to all Pontotoc stockholders who satisfied these requirements. The dissenters' notice must include:

  •
  a statement of where the demand for payment is to be sent and where and when certificates for Pontotoc common stock are to be deposited;

  •
  a statement informing the holders of Pontotoc common stock not represented by certificates to what extent the transfer of such shares will be restricted after the demand for payment is received;

  •
  a form for demanding payment that requires the Pontotoc stockholder asserting the dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before the date when the terms of the merger were announced to the news media or the stockholders (the "announcement date");

  •
  a date by which Pontotoc must receive the demand for payment, which may not be less than 30 or more than 60 days after the date the dissenter's notice was delivered; and

  •
  a copy of NRS Sections 92A.300 through 92A.500.

    A Pontotoc stockholder who wishes to obtain payment for his Pontotoc common stock must demand payment, certify whether he acquired beneficial ownership of his Pontotoc common stock before the announcement date, and deposit his certificates, if any, in accordance with the terms of the dissenter's notice. A Pontotoc stockholder for whom dissenters' rights are asserted as to shares not represented by a certificate will retain all other rights of a Pontotoc stockholder until those rights are canceled or modified by the merger. Pontotoc may restrict the transfer of any shares not represented by a certificate from the date the demand for payment is received. Under NRS Section 92A.440, a Pontotoc stockholder who fails to demand payment or deposit his certificates where required by the dates set forth in the dissenters' notice will not be entitled to payment for his shares as provided under Chapter 92A.

    Within 30 days of receipt of a demand for payment, Pontotoc will pay each dissenter who complied with the requirements set forth in the dissenters' notice the amount that Pontotoc estimates to be the fair market value of his shares, plus accrued interest. The payment must be accompanied by:

  •
  copies of Pontotoc's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in stockholder's equity for that year and the latest interim financial statements, if any;

  •
  a statement of Pontotoc's estimate of the fair value of the shares;
  •
  an explanation of how the interest was calculated;
  •
  a statement of the dissenter's rights to demand payment under NRS Section 92A.480; and
  •
  a copy of NRS Sections 92A.300 through 92A.500.

    Under NRS Section 92A.470, Pontotoc may elect to withhold payment from dissenters who become the beneficial owner of their shares on or after the announcement date. After consummation of the merger, however, Pontotoc is required to estimate the fair value of such shares, plus accrued interest, and offer to pay this amount to each dissenter in full satisfaction of his demand. Pontotoc will send this offer with a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's rights to demand payment under NRS Section 92A.480.

    Under NRS Section 92A.480, a dissenter who believes that the amount paid pursuant to NRS Section 92A.460 or offered under NRS Section 92A.470 is less than the full value of his shares or that the interest due is incorrectly calculated, may, within 30 days after Pontotoc made or offered payment for his shares, either:

  •
  notify Pontotoc in writing of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate less any payments made under NRS Section 92A.460, or
  •
  reject the offer for payment made by Pontotoc under NRS Section 92A.470 and demand payment of the fair value of his shares and interest due.

    A dissenter waives his right to demand payment unless he makes his demand in writing within 30 days after Pontotoc has made or offered payment for his shares.

    If a demand for payment remains unsettled, Pontotoc shall commence a court proceeding within 60 days after receiving a demand and petition the court to determine the fair value of the shares and accrued interest. All dissenters whose demands remain unsettled would be a party to such a proceeding. Each dissenter is entitled to a judgment for the fair value of his shares, plus accrued interest, less any amount paid pursuant to NRS Section 92A.460. The court would assess the costs of the proceedings against Pontotoc unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case the court may assess the costs in the amount the court finds equitable against some or all of the dissenters. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in the amount the court finds equitable, against Pontotoc or the dissenters. If Pontotoc does not commence a proceeding within the 60 day period, it must pay each dissenter whose demand remains unsettled the amount demanded.

Conditions of Our Offer

    The offer is subject to a number of conditions, which are described below:

  Minimum Tender Condition

    There must be validly tendered and not properly withdrawn prior to the expiration of the offer a number of Pontotoc shares which, together with the shares, then owned by us and Pontotoc Acquisition (if any), will constitute at least two-thirds of the total number of outstanding Pontotoc shares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for Pontotoc shares had been so converted, exercised or exchanged) as of the date that we accept the Pontotoc shares in the offer. Based on information supplied by Pontotoc, the number of Pontotoc shares needed to satisfy the minimum tender condition would have been approximately 3,550,000 as of May 1, 2001.

  Registration Statement Effectiveness Condition

    The registration statement on Form S-4 of which this prospectus is a part must have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

  Blue Sky Condition

    We must receive all necessary state securities law or "blue sky" authorizations.

  Financing Condition

    We must have obtained the financing contemplated by the commitment letter between Fortis Capital Corp. and us dated as of January 10, 2001. If all the other conditions to the offer have been satisfied and the sole reason for the failure to complete the offer is the failure to obtain financing, we will be obligated to pay Pontotoc $2 million as liquidated damages. This obligation is guaranteed by Forman.

  Reserves Condition

    Pontotoc's total proved reserves must be at least 11.8 MMBoe (million barrels of oil equivalent, with 6 Mcf (thousand cubic feet) of gas being deemed to be a barrel of oil), total proved reserves behind pipe must be at least 2.2 MMBoe and total proved developed producing reserves must be at least 4.8 MMBoe, in each case as reflected in the reserve report as of March 1, 2001, to be prepared by Netherland, Sewell & Associates, Inc. prior to the consummation of the offer.

  Outstanding Debt Condition

    The amount of debt outstanding under Pontotoc's credit facility (net of cash, cash equivalents and amounts used to satisfy margin requirements) immediately prior to the consummation of the offer must be no greater than $6.8 million.

  Other Conditions of the Offer

    The offer is also subject to the conditions that, at the time of acceptance for exchange of Pontotoc shares in the offer:

  (1)
  there shall not have been instituted or pending any action or proceeding by any government or governmental authority or agency, before any court or governmental authority or agency, challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the offer, our or Pontotoc Acquisition's acceptance for payment of or payment for some or all of the Pontotoc shares or the consummation of the merger;
  (2)
  there shall not have been entered, enacted, promulgated, enforced or issued by any court, government or governmental authority or agency, a judgment, order, decree, statute, law, ordinance, rule or regulation, or any other legal restraint or prohibition preventing the consummation of the offer or making the offer illegal;
  (3)
  Pontotoc shall not have failed to perform in any material respect any of its covenants, obligations or agreements under the merger agreement so that, overall, the failures would reasonably be expected to have a material adverse effect on Pontotoc;
  (4)
  the representations and warranties of Pontotoc contained in the merger agreement, disregarding all qualifications and exceptions contained in the merger agreement relating to materiality or material adverse effect or any similar standard or qualification, shall be true at and as of the expiration of the offer as if made at and as of that time, other than representations or warranties that address matters only as of a specific date, which shall be true and correct as of that date, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Pontotoc; and

  (5)
  the merger agreement shall not have been terminated in accordance with its terms.

    The conditions of the offer described above are solely for our benefit and we may, subject to the terms of the merger agreement, assert them regardless of the circumstances giving rise to any of the conditions, including any action or inaction by us. We may not waive any of these conditions in whole or in part without Pontotoc's prior written consent. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right and each right shall be deemed a continuing right which may be asserted at any time and from time to time. Notwithstanding anything to the contrary in this prospectus, we cannot and will not assert any of the conditions to the offer, other than regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the SEC, at any time after the expiration date of the offer. Notwithstanding the fact that we reserve the right to assert the failure of a regulatory condition following acceptance for exchange but prior to exchange in order to delay exchange or cancel our obligation to exchange properly tendered Pontotoc shares, we will either promptly exchange the Pontotoc shares or promptly return the Pontotoc shares.

Regulatory Clearances

    We, Pontotoc Acquisition and Pontotoc have agreed to use all reasonable efforts to take whatever actions are required to obtain necessary regulatory approvals with respect to the offer and the merger. Other than the filing of a certificate of merger under the NSR with respect to the merger, we do not believe that any additional material governmental filings are required with respect to the offer and the merger.

Possible Effects of Our Offer

    Reduced Liquidity; Possibly no Longer Included for Quotation.  The tender of Pontotoc shares will reduce the number of holders of Pontotoc shares and the number of Pontotoc shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Pontotoc shares held by the public. Pontotoc shares are included for quotation and principally traded on the Nasdaq National Market. Depending on the number of Pontotoc shares acquired in the offer, following consummation of the offer, Pontotoc shares may no longer meet the requirements of the Nasdaq National Market for continued quotation. The NASD's requirements for continued inclusion in the Nasdaq National Market, among other things, require that an issuer have either:

  •
  At least 750,000 publicly held shares, held by at least 400 stockholders of round lots of 100 shares, with a market value of at least $5 million and net tangible assets of at least $4 million and at least two registered and active market makers for the shares; or
  •
  At least 1,100,000 publicly held shares, held by at least 400 stockholders of round lots of 100 shares, with a market value of at least $15 million and at least four registered and active market markers; and either
  -
  A market capitalization of at least $50 million; or
  -
  Total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years.

    The shares might nevertheless continue to be included in the Nasdaq National Market with quotations published in the Nasdaq "additional list" or in one of the "local lists," but if the number of holders of the shares were to fall below 300, the number of publicly held shares were to fall below 500,000 or there were not at least two registered and active market makers for the shares, the NASD's rules provide that the shares would no longer be "qualified" for Nasdaq reporting and the Nasdaq would cease to provide any quotations. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the shares are not considered as being publicly held for this purpose. If, following the closing of the offer, the shares of Pontotoc no longer meet the requirements of the NASD for continued inclusion in the Nasdaq National Market or in any other tier of the Nasdaq and the shares were no longer included in the Nasdaq National Market or in any other tier of the Nasdaq, the market for Pontotoc shares could be adversely affected.

    If the shares no longer meet the requirements of the NASD for continued inclusion in any tier of the Nasdaq, it is possible that the shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Pontotoc shares and the availability of quotations for Pontotoc shares would, however, depend upon the number of holders of shares remaining at that time, the interest in maintaining a market in Pontotoc shares on the part of securities firms, the possible termination of registration of the shares under the Exchange Act, as described below, and other factors. We cannot predict whether the reduction in the number of Pontotoc shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Pontotoc shares.

    According to Pontotoc, there were, as of May 1, 2001, approximately 5,323,695 Pontotoc common shares outstanding, held by 113 holders of record. The holders of record does not include stockholders who hold stock in their accounts at broker/dealers.

    Status as "Margin Securities." The Pontotoc shares are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of Pontotoc shares. Depending on the factors similar to those described above with respect to market quotations, following consummation of the offer, the Pontotoc shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Pontotoc shares would not be eligible as collateral for margin loans made by brokers.

    Registration Under the Exchange Act.  Pontotoc shares are currently registered under the Exchange Act. Pontotoc can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange, quoted on an automated inter-dealer quotation system or if there are fewer than 300 holders of record of Pontotoc shares. Termination of registration of the Pontotoc shares under the Exchange Act would reduce the information that Pontotoc must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings under Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to Pontotoc shares. In addition, if Pontotoc shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to Pontotoc. Furthermore, the ability of "affiliates" of Pontotoc and persons holding "restricted securities" of Pontotoc to dispose of these securities in accordance with Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Pontotoc shares under the Exchange Act were terminated, they would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities."

    As described below, upon the consummation of the offer, we intend to merge Pontotoc Acquisition with Pontotoc which will result in us being the sole stockholder of Pontotoc. As a result, we do not foresee the possible effects of the offer described above having a practical impact on Pontotoc stockholders who do not exchange their shares in the offer.

Source and Amount of Funds

    We expect to obtain the funds necessary to finance the offer and the merger partially from our internal resources and also from borrowings under the credit facility described below and the sale of our Series A preferred stock and warrants.

    We have received a commitment letter from Fortis Capital to provide financing that will be, together with our existing cash resources and the proceeds of any sale of Series A preferred stock and warrants, sufficient to consummate the offer and the merger, to pay related costs and expenses and to refinance the existing indebtedness of Pontotoc. This commitment is subject to a number of conditions, including, among other things, completion of satisfactory due diligence by Fortis Capital and the execution of a definitive credit agreement. The offer is conditioned upon obtaining the Fortis Capital financing.

    As set forth in our commitment letter, Fortis Capital has agreed to structure, arrange, and syndicate a senior secured revolving credit facility with a $40 million aggregate borrowing capacity. The initial borrowing base under the credit facility will be $30 million and will be subject to semi-annual redeterminations based upon a review of our reserves. Fortis Capital, will act as the administrative agent and lead arranger. This credit facility will be used to:

  •
  finance a portion of the cash consideration to be paid in the Pontotoc acquisition;
  •
  repay the amount of indebtedness under Pontotoc's existing credit facility;
  •
  finance the future acquisition and development of oil and gas properties; and
  •
  for other general corporate purposes.

    Except for the commitment letter and the sale of our Series A preferred stock and warrants, we do not currently have any alternative financing sources in place for the offer or the merger.

Relationships with Pontotoc

    Except as set forth herein, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Pontotoc, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described herein, there have been no contacts, negotiations or transactions since January 1, 1996, between us or, to the best of our knowledge, any of our directors, executive officers or other affiliates on the one hand, and Pontotoc or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has since January 1, 1996, had any transaction with Pontotoc or any of its officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the offer.

    Neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates beneficially owns or has any right to acquire, directly or indirectly, any Pontotoc shares and neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has effected any transaction in the Pontotoc shares during the past 60 days.

Interests of Certain Persons in the Offer and the Merger

    In considering the recommendation of Pontotoc's board of directors with respect to the offer and the merger, you should be aware that some executive officers and directors of Pontotoc have interests in the offer and the merger which will provide them with benefits that are in addition to their interests as a stockholder of Pontotoc generally. Pontotoc's board of directors was aware of the potential conflicts discussed below and considered them in approving the offer and the merger.

    Director Nomination.  We have agreed to cause James "Robby" Robson, Jr. to become a member of our board of directors as of the effective time of the merger. Mr. Robson will also be an employee of the surviving corporation in the merger.

    Stockholders' Agreements.  As of January 19, 2001, we entered into a stockholders' agreement with each of the directors and executive officers of Pontotoc who hold, in the aggregate, approximately 38% of Pontotoc's outstanding stock. Under the stockholders' agreement, these Pontotoc stockholders agreed to vote for the merger and to tender their shares of Pontotoc common stock in the offer.

    Stock Options.  In connection with the merger, James "Robby" Robson, Jr., Todd Robson and James Robson, Sr., all of whom are directors of Pontotoc, will be entitled to receive a lump sum cash payment equal to the product of the number of Pontotoc shares subject to such options times the amount by which $10.50 exceeds the exercise price of the options, which will be approximately $247,500 in the aggregate.

    Indemnification Arrangements.  Under the merger agreement, we have agreed to cause the surviving corporation in the merger to fulfill and honor the obligations of Pontotoc under indemnification agreements between Pontotoc and its directors and officers as of the effective time of the merger and any indemnification provisions under Pontotoc's articles of incorporation and bylaws as in effect on the date of the merger agreement or at the effective time of the merger.

    The merger agreement also provides that the articles of incorporation and bylaws of the surviving corporation in the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties as those contained in the articles of incorporation and bylaws of Pontotoc as in effect on the date of merger agreement, which provisions will not be amended, repealed or otherwise modified for a period of three years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the merger, were directors, officers, employees or agents of Pontotoc, unless such modification is required by law.

    Insurance.  For a period of the lesser of five years from the effective time of the merger or the applicable statute of limitations, we have agreed to either:

  •
  cause the surviving corporation in the merger to maintain directors' and officers' liability insurance for each person covered by Pontotoc's directors' and officers' liability insurance policy on the date of the merger agreement on terms comparable to those applicable to the directors and officers of Pontotoc as of the date of the merger agreement, except that we will be obligated to pay premiums for such insurance only up to 150% of the annual premiums paid by Pontotoc for such coverage as of the date of the merger agreement, or
  •
  if mutually agreed between Pontotoc and us, purchase directors' and officers' liability insurance on terms comparable to those applicable to the directors and officers of Pontotoc covering all periods prior to the effective time of the merger.

    Subsidiary Restructuring.  As contemplated by the merger agreement, Pontotoc has acquired the remaining 55% ownership interest in Pontotoc Holdings, Inc. from Timothy A. Jurek, a director of Pontotoc, and two other directors of Pontotoc Holdings, for a consideration consisting solely of an aggregate of 110,000 shares of Pontotoc common stock.

    Financial Advisory Fee.  Pontotoc has retained Cochise Capital Inc. to provide financial advisory services to Pontotoc in connection with the offer and the merger. Cochise Capital Inc. will receive from Pontotoc compensation in the amount of 1.25% of the aggregate value of the consideration received by the Pontotoc stockholders for these services and will be reimbursed for out-of-pocket expenses.

Pontotoc has agreed to pay Cochise Capital Inc. a "termination fee" equal to $250,000 if Pontotoc accepts a competing acquisition proposal that triggers a termination fee payable to Ascent Energy. In addition, Pontotoc has agreed to indemnify Cochise Capital Inc. against liabilities and expenses in connection with its services as financial advisor.

    See also "—Fees and Expenses" below.

Accounting Treatment

    The acquisition of Pontotoc will be accounted for as a "purchase," as that term is used under generally accepted accounting principles, commonly referred to as "GAAP," for accounting and financial reporting purposes. Pontotoc will be treated as the acquired corporation for these purposes. Pontotoc's assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Pontotoc Acquisition. Applicable income tax effects of these adjustments will be included as a component of the combined company's deferred tax asset or liability.

    The Reorganization will be accounted for as a reverse acquisition in which Forman is deemed the acquiror for accounting purposes. Ascent Energy has no assets that will require adjustment to fair value.

    We have prepared the unaudited pro forma financial information contained in this prospectus using the purchase accounting method to account for the offer and the merger. See "Condensed Unaudited Pro Forma Combined Financial Statements" beginning on page 57.

Fees and Expenses

    We have agreed to pay Jeffrey Clarke, our president, a success fee in the amount of 0.5% of the aggregate value of the consideration to be paid in connection with the Pontotoc acquisition. Mr. Clarke did not participate in the board's decision with respect to his compensation in connection with the offer and the merger.

    We have retained Innisfree M&A Incorporated as information agent in connection with the offer. The information agent may contact holders of Pontotoc shares by mail, telephone, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer to beneficial owners of Pontotoc shares. We will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the information agent against liabilities and expenses in connection with the offer, including liabilities under the U.S. federal securities laws.

    In addition, we have retained Mellon Investor Services LLC as the exchange agent. We will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against liabilities and expenses, including liabilities under the U.S. federal securities laws.

    Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Pontotoc shares in the offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

THE MERGER AGREEMENT AND THE STOCKHOLDERS' AGREEMENT

    The following description of the merger agreement describes the material terms of the agreement but does not purport to describe all the terms of the agreement. The complete text of the merger agreement is attached as Annex A to this prospectus. All stockholders are urged to read the merger agreement in its entirety because it is the legal document that governs the offer and the merger.

The Offer

    Terms of the offer.  The merger agreement provides for the commencement by Pontotoc Acquisition of this offer to exchange $9.00 in cash and one share of our Series B preferred stock having a liquidation preference of $2.50 per share for each outstanding share of Pontotoc common stock. For a description of those matters, refer to the discussion under "The Offer."

    The merger agreement prohibits Pontotoc Acquisition and us, without the written consent of Pontotoc, from amending or waiving the minimum tender condition or any other condition to the offer, amending the offer to change the form or amount of consideration to be paid, decreasing the number of shares of Pontotoc common stock sought in the offer, imposing additional conditions to the offer, extending the expiration date of the offer except as described below or making any other change which is adverse to the holders of the shares of Pontotoc common stock.

    Optional Extensions of the offer.  We will have the right to extend the offer:

  •
  if any of the conditions to the offer is not satisfied or waived on any scheduled expiration date of the offer, for successive extension periods of not more than 10 business days until all conditions to the offer are satisfied or waived; provided that we may not extend the offer beyond May 31, 2001 without the consent of Pontotoc;

  •
  for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the offer or any period required by applicable law; and

  •
  after acceptance of shares in the initial offering period, as it may be extended, for a further period of time by means of a subsequent offering period not to exceed 10 business days for the purpose of having us and Pontotoc Acquisition collectively own at least 90% of the outstanding shares of Pontotoc common stock.

    Prompt Exchange for Pontotoc Shares after the Closing of the Offer.  Subject to the conditions of the offer, Pontotoc Acquisition will accept for payment and pay for, as promptly as practicable after the expiration of the offer, all shares of Pontotoc common stock validly tendered and not properly withdrawn.

The Merger

    The Merger.  The merger agreement provides that Pontotoc Acquisition will be merged with Pontotoc no later than the second business day following the satisfaction or waiver of the conditions set forth in the merger agreement unless the parties agree to another date. Under the terms of the merger agreement, at the effective time of the merger, each share of Pontotoc common stock will be converted into the right to receive from Pontotoc Acquisition the same per share consideration paid to holders of Pontotoc common stock who exchanged their Pontotoc shares in the offer. Notwithstanding the foregoing, the merger consideration will not be payable in respect of Pontotoc shares held by us, Pontotoc or Pontotoc Acquisition.

    Effective Time of the Merger.  The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Nevada or such later time as is agreed by Pontotoc and us and as is specified in the articles of merger. The filing of the articles of merger will take place as soon as practicable on or after the closing date of the merger.

Pontotoc Board of Directors

    Upon acceptance and payment for at least a majority of the outstanding Pontotoc shares, we will be entitled to designate a number of directors of Pontotoc (rounded up to the next whole number) that equals the product of (1) the number of directors on Pontotoc's board and (2) the percentage that the number of shares that we beneficially own bears to the total number of outstanding shares of Pontotoc common stock. Until the merger has become effective, Pontotoc's board shall include at least two members who were directors of Pontotoc prior to the consummation of the offer. The merger agreement provides that, if our designees are elected to Pontotoc's board of directors prior to the effective time of the merger, the affirmative vote of the continuing Pontotoc directors will be required for Pontotoc to:

  •
  amend or terminate the merger agreement on behalf of Pontotoc;

  •
  waive any rights, benefits or remedies of Pontotoc or holders of Pontotoc common stock under the merger agreement;

  •
  extend the time for performance of our or Pontotoc Acquisition's respective obligations under the merger agreement; or

  •
  approve any other action of Pontotoc which is reasonably likely to adversely affect the interests of holders of Pontotoc common stock, with respect to the transactions contemplated by the merger agreement.

Treatment of Pontotoc Stock Options

    Immediately prior to the effective time of the merger, each outstanding Pontotoc stock option shall be cancelled, and, in lieu thereof, on the closing date of the merger the holder of those options shall receive a single lump sum cash payment from the surviving corporation equal to the product of:

  •
  the total number of shares of Pontotoc common stock previously subject to such stock option; times

  •
  the amount by which $10.50 exceeds the exercise price per share of Pontotoc common stock subject to such option, reduced by any required withholding of taxes.

Covenants and Representations and Warranties

    Reasonable Efforts.  The merger agreement provides that we and Pontotoc will use our reasonable efforts to take all actions necessary to close the offer and the merger.

    Conduct of Business.  The merger agreement obligates Pontotoc, until the earlier of the termination of the merger agreement or the effective time of the merger, to conduct its operations in the ordinary course of business, consistent with past practices. The merger agreement expressly restricts the ability of Pontotoc to engage in material transactions, such as purchases and sales of assets or the sale or redemption of outstanding securities of Pontotoc, without our prior written consent.

    No Solicitation of Alternative Transactions.  The merger agreement provides that, except in the circumstances described below, Pontotoc will not directly or indirectly:

  •
  solicit, initiate or knowingly take any action to facilitate or encourage the submission or announcement of, any Acquisition Proposal (as defined below);

  •
  enter into or participate in any discussions or negotiations with, furnish any nonpublic information relating to it or afford access to the business, properties, assets, books or records of Pontotoc to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that has made an Acquisition Proposal;

  •
  approve, endorse or recommend any Acquisition Proposal; or

  •
  enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.

    However, the merger agreement does provide that in response to an unsolicited Acquisition Proposal that did not result from a breach by Pontotoc of its obligations not to solicit alternative transactions and following delivery to us of notice of the Acquisition Proposal, Pontotoc may:

  •
  participate in discussions or negotiations with or furnish nonpublic information (under a confidentiality agreement) to any third party that makes a bona fide Acquisition Proposal;

  •
  approve or recommend to its stockholders that Acquisition Proposal as required by the Exchange Act;

  •
  withdraw, modify in a manner adverse to us or fail to make a recommendation to its stockholders of the offer and the merger; and/or

  •
  take any action ordered to be taken by Pontotoc by any court of competent jurisdiction;

if, in each case, the Pontotoc board of directors reasonably determines (after consultation with Pontotoc's financial advisor) that the Acquisition Proposal constitutes a Superior Proposal (as defined below) and determines in good faith (after consultation with its outside legal counsel) that it is necessary to take such action(s) in order to satisfy its fiduciary duties under applicable law.

    "Acquisition Proposal" means any offer or proposal by a third party, other than by us, Pontotoc Acquisition or any affiliates thereof, relating to:

  •
  any acquisition or purchase from Pontotoc by any person or group of more than a 15% interest in the outstanding voting securities of Pontotoc or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding voting securities of Pontotoc or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Pontotoc in which the stockholders of Pontotoc immediately preceding that transaction would hold less than 85% of the equity interests in the surviving or resulting entity of that transaction;

  •
  any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 15% of the consolidated assets of Pontotoc; or

  •
  any liquidation or dissolution of Pontotoc.

    "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Pontotoc shares on terms that the Pontotoc board of directors determines in good faith by a majority vote, after consultation with its financial advisor and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable to the Pontotoc stockholders than the offer and the merger and which is reasonably capable of being consummated.

    Employee Benefits.  The merger agreement provides that employees of Pontotoc will be granted credit for purposes of eligibility, vesting and vacation accrual for all service with Pontotoc under our employee benefit plans, programs, or arrangements in which Pontotoc's employees are eligible to participate. If employees of Pontotoc become eligible to participate in a welfare plan that we contribute to or maintain, we will cause these plans to (1) waive any pre-existing condition exclusions and waiting period limitations for conditions covered under the applicable welfare plan under which employees of Pontotoc participate (but only to the extent corresponding exclusions and limitations were satisfied by such employees under the applicable welfare plans maintained or contributed to by Pontotoc), and (2) credit any deductible or out-of-pocket expenses or offsets (or similar expenses) incurred by the employees and their beneficiaries under such plans during the portion of the calendar year prior to such participation.

    Subsidiary Restructuring.  As contemplated by the merger agreement, Pontotoc has acquired the 55% ownership interest in Pontotoc Holdings, Inc. that it did not already own, for a consideration consisting solely of an aggregate of 110,000 shares of Pontotoc common stock.

    Hedging.  Pontotoc has agreed to secure hedging arrangements with respect to up to 50% of its oil and gas production for a period of up to two years, to the extent approved by us. Pontotoc is required to secure these hedging arrangements at any time prior to the consummation of the offer.

    Representations and Warranties.  The merger agreement contains a number of customary representations and warranties relating to each of the parties and their ability to consummate the offer and the merger. All representations and warranties of each party expire at the effective time of the merger.

Conditions of Our Offer

    See "The Offer—Conditions of Our Offer."

Conditions of the Merger

    The obligations of Pontotoc Acquisition and Pontotoc to consummate the merger are subject to the satisfaction of the following conditions:

  •
  to the extent required by applicable law, the merger agreement shall have been approved and adopted by the Pontotoc stockholders;

  •
  the conditions to the offer shall have been satisfied or waived by Pontotoc Acquisition and Pontotoc Acquisition shall have accepted for exchange and exchanged all of the shares of Pontotoc common stock tendered in the offer;

  •
  no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the merger; and

  •
  the registration statement to which this prospectus relates shall have be declared effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

Termination of the Merger Agreement

    Termination by Mutual Agreement.  The merger agreement may be terminated at any time prior to the effective time of the merger by mutual written consent of us and Pontotoc.

    Termination by either Ascent Energy or Pontotoc.  The merger agreement may be terminated by either us or Pontotoc at any time prior to the effective time of the merger if:

  (1)
  the offer has not been consummated on or before May 31, 2001, unless the failure to consummate the offer is the result of a material breach or failure to fulfill a material obligation of the merger agreement by the party seeking termination;

  (2)
  the offer expires or terminates in accordance with the terms of the merger agreement without us or Pontotoc Acquisition having accepted for exchange any Pontotoc shares, except that we and Pontotoc Acquisition will not be permitted to terminate the merger agreement for this reason if the offer is terminated or expires without Pontotoc shares having been accepted for exchange as a result of a breach by us or Pontotoc Acquisition of the merger agreement;

  (3)
  there shall be any applicable law or regulation that makes consummation of the merger illegal or otherwise prohibited or any judgment, injunction, order or decree which is final and nonappealable prohibiting the consummation of the merger; or

  (4)
  any representation or warranty of the non-terminating party contained in the merger agreement is or becomes inaccurate so that, overall, the inaccuracies would reasonably be expected to have a material adverse effect on the non-terminating party, or the non-terminating party fails to perform any material covenant contained in the merger agreement, if that inaccuracy or failure to perform has not been or is incapable of being cured by the non-terminating party within 30 days following receipt by the non-terminating party of notice from the terminating party of the inaccuracy or failure to perform.

    Termination by Ascent Energy.  We may terminate the merger agreement at any time prior to the effective date of the merger agreement if a Triggering Event has occurred. A "Triggering Event" has occurred if:

  (1)
  the Pontotoc board of directors, or any of its committees, approves or recommends to the Pontotoc stockholders any Acquisition Proposal;

  (2)
  the Pontotoc board of directors, or any of its committees, withdraws, or amends or modifies, or proposes or resolves to do so, in any way adverse to us, its recommendation to the Pontotoc stockholders that they accept the offer and approve and adopt the merger agreement and the merger;

  (3)
  Pontotoc fails to include in various documents relating to the offer the recommendation of the Pontotoc board of directors that the Pontotoc stockholders accept the offer and approve and adopt the merger agreement and the merger; or

  (4)
  a tender or exchange offer relating to 30% or more of the Pontotoc shares is commenced by a third party and Pontotoc does not send to its stockholders, within 10 business days of the day that the offer is published, sent or given, a statement that Pontotoc recommends rejection of that tender or exchange offer.

Termination Fees

    Termination Fees Payable by Pontotoc to Ascent Energy.  If we terminate the merger agreement as described in paragraph (4) under "Termination of the Merger Agreement—Termination by either Ascent Energy or Pontotoc" based upon a willful material breach by Pontotoc of the merger agreement prior to the closing of the offer, then Pontotoc shall promptly, but in any event no later than two days after the date of such termination, pay us a fee equal to $3.2 million in immediately available funds.

    If we terminate the merger agreement as described under "Termination of the Merger Agreement—Termination by Ascent Energy" prior to the closing of the offer, then Pontotoc shall promptly, but in any event no later than two days after the date of such termination, pay us a fee equal to $3.2 million in immediately available funds.

    If we terminate the merger agreement as described in paragraph (1) or (2) under "Termination of the Merger Agreement—Termination by either Ascent Energy or Pontotoc" prior to the closing of the offer, other than a termination:

  •
  by Pontotoc as a result of a breach by us or Pontotoc Acquisition of any of our representations, warranties or obligations under the merger agreement;

  •
  by Pontotoc as a result of the failure of us or Pontotoc Acquisition to fulfill any obligation under the merger agreement, which obligation is primarily within our or Pontotoc Acquisition's control, and such failure is the principal cause of or results in the failure of the offer being consummated; or

  •
  by either Pontotoc or us as a result of the occurrence of any of the matters described in paragraph (1) or (2) under "The Offer—Conditions of Our Offer—Other Conditions of the Offer," unless such matter occurs as a result of an action, suit or proceeding in which a third party that has made an Acquisition Proposal is a participant or which involves issues arising out of an Acquisition Proposal, then Pontotoc shall promptly, but in any event no later than two days after the date of such termination, pay us a fee equal to $3.2 million in immediately available funds; provided, that, in the case of such a termination prior to which no triggering event has occurred: (i) such payment shall be made only if (A) prior to the termination of the merger agreement, any Acquisition Proposal shall have been publicly announced or shall have become publicly known and not withdrawn prior to the scheduled expiration date of the offer, and (B) within 12 months following the termination of the merger agreement, a Company Acquisition is consummated, and (ii) such payment shall be made promptly, but in any event no later than two days after the consummation of such Company Acquisition.

    "Company Acquisition" means any of the following transactions (other than the offer and the merger):

  •
  a sale or other disposition by Pontotoc of a business or assets representing 40% or more of the consolidated net revenues, net income or assets of Pontotoc immediately prior to that sale;

  •
  the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Pontotoc), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing 40% or more of any class of equity securities of Pontotoc; or

  •
  a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Pontotoc, other than a transaction in which Pontotoc is the acquiror and in which the current Pontotoc stockholders retain more than 70%, directly or indirectly, of the surviving or successor corporation;

except that a widely distributed offering of Pontotoc common stock will not constitute a Company Acquisition.

    Termination Fees Payable by Ascent Energy to Pontotoc.  We will be obligated to pay Pontotoc $2 million within five days after termination of the merger agreement if the reason for the failure to complete the offer is our failure to obtain financing and all other conditions to the offer have been satisfied.

Amendments

    The merger agreement may be amended by execution of an instrument in writing signed on behalf of us and Pontotoc at any time. The merger agreement provides that, if we designate directors of Pontotoc prior to the effective time of the merger, any amendment or termination of the merger agreement by Pontotoc, any extension by Pontotoc of the time for the performance of any of our or Pontotoc Acquisition's obligations or other acts, waiver by Pontotoc of any rights, benefits or remedies of Pontotoc or Pontotoc stockholders under the merger agreement or any other action by Pontotoc which is reasonably likely to adversely affect the interests of the Pontotoc stockholders with respect to the transactions provided for under the merger agreement, will require the concurrence of the Pontotoc directors then in office who were directors of Pontotoc prior to consummation of the offer.

The Stockholders' Agreement

  Parties

    As an inducement for us to enter into the merger agreement, immediately prior to the signing of the merger agreement, we entered into the stockholders' agreement with each of the directors and executive officers of Pontotoc.

    The obligations of those stockholders under the stockholders' agreement covers, in the aggregate, 2,023,532 Pontotoc shares, which represented approximately 38% of the outstanding Pontotoc shares as of May 1, 2001.

  Agreement to Tender

    Each stockholder who signed the stockholders' agreement agreed to tender in the offer and not withdraw that portion of his shares of Pontotoc covered by the stockholders' agreement.

  Voting Agreement

    Each stockholder who signed the stockholders' agreement agreed:

  •
  to vote all Pontotoc shares that such stockholder is entitled to vote at that time in favor of the adoption and approval of the merger agreement and the merger and the other transactions contemplated by the merger agreement; and

  •
  not to vote any Pontotoc shares in favor of the approval of any

  -
  Acquisition Proposal,

  -
  reorganization, recapitalization, liquidation or winding up of Pontotoc or any other extraordinary transaction involving Pontotoc,

  -
  corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the offer, the merger or any other transaction contemplated by the merger agreement; or

  -
  other matters relating to, or in connection with, any of the foregoing.

CONDENSED UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following condensed unaudited pro forma combined financial information combines the historical balance sheets and statements of income of Ascent Energy (giving effect to the Restructuring that will occur concurrently with the consummation of the offer using reorganization accounting for entities under common control) and Pontotoc (giving effect to the merger using the purchase method of accounting for business combinations). This information should be read in conjunction with the audited historical financial statements and related notes included elsewhere in this prospectus.

    In March 2001, our initial stockholders sold their Ascent Energy shares to Forman for an aggregate price of $1,000 cash, making us a wholly owned subsidiary of Forman. Concurrently with the consummation of the offer, Forman will contribute all of its assets and recorded liabilities to Ascent Energy. We expect that following this restructuring, Forman will own approximately 4,634,483 shares of our common stock. In addition, to help fund the Pontotoc acquisition, Ascent Energy plans to offer approximately $21.1 million of its Series A preferred stock and warrants to the stockholders of Forman on a pro rata basis. We expect that one or more of Forman's stockholders will act as a "standby purchaser" to acquire any shares that are not purchased by the other Forman stockholders in the offering. The securities offering is expected to commence shortly after the date of this prospectus and will be completed prior to the consummation of the offer to acquire Pontotoc. Also, Ascent Energy is currently negotiating the terms of a loan agreement for $30 million with Fortis Capital, as contemplated in our commitment letter from Fortis Capital. We do not have any alternative financing sources in place for the offer or the merger.

    There are several other factors that affect comparisons of the audited historical financial information of Ascent Energy and Pontotoc to the unaudited pro forma combined financial information, including the following:

  •
  The unaudited pro forma combined balance sheet data give effect to the merger as if it had occurred on December 31, 2000. The unaudited pro forma combined income statement data give effect to the merger as if it occurred on January 1, 2000.

  •
  Pontotoc's fiscal year ends on March 31. Ascent Energy's fiscal year ends on December 31. The combined company will also utilize December 31 as its fiscal year end. The following pro forma December 31, 2000 selected balance sheet data was derived from Forman's December 31, 2000 balance sheet and Pontotoc's December 31, 2000 balance sheet using the adjustments and assumptions described in the notes to the unaudited pro forma combined financial information. Similarly, the selected pro forma combined income statement data combines the latest similar twelve-month periods reported by Ascent Energy and Pontotoc, using Ascent Energy's fiscal year end of December 31 and adjusting Pontotoc's results to reflect the twelve months ended December 31, 2000.

    The unaudited pro forma information is for illustrative purposes only. If the merger had occurred in the past, the combined company's financial position and operating results might have been different from those presented in the selected unaudited pro forma financial information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that the combined company would have achieved if the merger had occurred in the past, nor should you rely on the unaudited pro forma information as an indication of future results that the combined company will achieve after the merger.

CONDENSED UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

	Historical				Pro Forma Adjustments
	Forman As of December 31, 2000	Pontotoc As of December 31, 2000	Pontotoc Gathering As of December 31, 2000	Ascent Energy As of January 19, 2001	Financing		Gathering Acquisition		Pontotoc Acquisition		Pro Forma Combined Ascent Energy
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,728,332	$704,892	$46,529	$—	$51,100,000	(1)			(55,579,753	)(1)	$—
Accounts receivable	2,730,197	1,452,385	74,302	—			(111,140	)(1)	(848,462	)(2)	3,297,282
Deferred taxes—current	371,778	—	—	—					(371,778	)(3)	—
Prepaid expenses and other current assets	373,158	235,734	1,594	—					238,672	(2)	849,158

Total current assets	7,203,465	2,393,011	122,425	—	51,100,000		(111,140)		(56,561,321)		4,146,440

PROPERTY AND EQUIPMENT:
Oil and gas properties, net	23,997,297	21,772,081	—	—			1,787,509	(2)			—
							276,943	(3)	82,603,015	(4)	130,436,845
Unevaluated oil and gas properties	5,006,197	—	—	—							5,006,197
Other property and equipment	287,524	740,871	276,943	—			(276,943	)(3)			1,028,395
Other assets, net	487,783	166,518	—	—			(93,145	)(4)			561,156

Total assets	36,982,266	25,072,481	399,368	—	51,100,000		1,583,224		26,041,694		141,179,033

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,263,784	$561,956	$192,379	—			$(111,140	)(1)	$2,833,176	(1)	$4,740,155
Current portion of debt and notes payable	1,219,214	—	—	—							1,219,214
Income taxes payable	—	77,031	—	—							77,031
Deferred taxes—current	—	760,190	—						(371,778	)(3)	388,412

Total current liabilities	2,482,998	1,399,177	192,379	—	—		(111,140)		2,461,398		6,424,812

Deferred tax liability	10,788,208	5,896,317	—	—			636,353	(2)	29,322,283	(4)	46,643,161
Senior 10% notes payable and debt, less current portion	1,309,790	7,790,786	—	—	30,000,000	(2)			(7,790,786	)(1)	31,309,790

Total liabilities	14,580,996	15,086,280	192,379	—	30,000,000		525,213		23,992,895		84,377,763

Preferred Stock—8% Series A Mandatorily Redeemable, $.001 par					21,100,000	(3)					21,100,000
STOCKHOLDERS' EQUITY:
Preferred stock—8% Series B Convertible, $.001 par	—	—	—	—					13,300,000	(5)	13,300,000
Common stock	20,685,007	521	—	1					(20,680,895	)(6)	4,634
Additional paid-in capital	—	4,169,496	269,686	999			1,265,000	(2)
							(269,686	)(4)	15,244,878	(6)	20,680,373
Stock subscriptions	—	—	—	(1,000)					1,000	(6)	—
Retained earnings	1,716,263	5,816,184	(62,697)	—			62,697(4)		(5,816,184	)(6)	1,716,263

Total stockholders' equity	22,401,270	9,986,201	206,989	—	—		1,058,011		2,048,799		35,701,270

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$36,982,266	$25,072,481	$399,368	$—	$51,100,000		$1,583,224		$26,041,694		$141,179,033

SEE ACCOMPANYING NOTES TO CONDENSED UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.

CONDENSED UNAUDITED PRO FORMA COMBINED INCOME STATEMENTS

	Historical			Pro Forma Adjustments
	Forman Year Ended Dec. 31, 2000	Pontotoc Twelve Months Ended Dec. 31, 2000	Pontotoc Gathering Twelve Months Ended Dec. 31, 2000	Financing		Gathering Acquisition		Pontotoc Acquisition		Pro forma Combined Ascent Energy
Revenues:
Oil and gas sales	$14,696,688	$8,758,885	$1,922,367	$		$(979,449)	(5)	$(848,462)	(2)	$23,550,029
Other income	263,801	313,008	3,055			9,549	(4)			589,413

Total revenues	14,960,489	9,071,893	1,925,422			(969,900)		(848,462)		24,139,442

Expenses:
Operating expense	3,353,441	2,079,121	340,541					(238,672)	(2)	5,534,431
Depreciation, depletion and amortization	4,484,364	791,813	83,426					5,612,386	(7)	10,971,989
Production taxes	559,334	630,640	98,581							1,218,035
General, administration and other	2,656,765	533,640	—			(70,520)	(5)			3,190,405
Interest	—	485,171	1,304		2,514,829 (4)			(485,171)	(8)	2,516,133
Reorganization cost	1,007,890	—	—							1,007,890
Gas purchases	—	—	1,422,800			(908,929)	(5)			513,871

Total expenses	12,061,794	4,520,385	1,946,652		2,514,829	(979,449)		4,888,543		24,952,754

Net income (loss) before income taxes	2,898,695	4,551,508	(21,230)		(2,514,829)	9,549		(5,737,005)		(813,312)
Provision (benefit) for income taxes	1,182,432	1,462,183	—		(895,279)	3,437	(6)	(2,042,302)	(9)	(289,529)

Net income (loss)	1,716,263	3,089,325	(21,230)		(1,619,550)	6,112		(3,694,703)		(523,783)
Dividends on preferred stock	—	—	—		1,688,000	—		1,064,000	(10)	2,752,000

Net income (loss) attributable to common stockholders	$1,716,263	$3,089,325	$(21,230)		$(3,307,550) (5)	$6,112		$(4,758,703)		$(3,275,783)

Net income (loss) per share
Basic	$1.74	$0.60	—							$(0.71)
Diluted	$1.74	$0.59	—					(11)		$(0.71)
Weighted average common shares outstanding
Basic	984,042	5,171,423	—							4,634,483
Diluted	984,042	5,201,430	—					(11)		4,634,483

SEE ACCOMPANYING NOTES TO CONDENSED UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

NOTES TO CONDENSED UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Basis of Presentation

    The condensed unaudited pro forma combined financial statements combine the historical balance sheets and statements of income of Ascent Energy (giving effect to the Restructuring using reorganization accounting for entities under common control) and Pontotoc (giving effect to the merger using the purchase method of accounting for business combinations). For accounting purposes, Forman will be treated as the acquirer. The historical financial statements will be those of Forman and will include Ascent Energy and Pontotoc subsequent to the merger. The historical results of Pontotoc include its 45% interest in Pontotoc Holdings, Inc. ("Holdings"), the holding company for Pontotoc Gathering, LLC ("Gathering"), using the equity method of accounting. On March 1, 2001 Pontotoc acquired the remaining 55% of interest in Holdings from a director of Pontotoc and two other directors of Holdings in exchange for 110,000 shares of Pontotoc common stock, making Holdings a consolidated entity for financial reporting purposes. The accompanying condensed unaudited pro forma combined balance sheet is presented as if the merger and acquisition of Gathering was effective as of December 31, 2000.

    The condensed unaudited pro forma combined statements of operations are presented as if the Pontotoc merger was effective as of January 1, 2000. Under the terms of the merger agreement, Ascent Energy will pay $9.00 in cash and one share of Ascent Energy Series B preferred stock having a liquidation preference of $2.50 per share for each outstanding share of Pontotoc common stock and $508,888 to redeem outstanding options. For pro forma purposes, the estimated fair value of the Series B preferred stock is $2.50 per share. The Series B preferred stock will be convertible into 10% of the outstanding common stock of Ascent Energy on a fully-diluted basis at the option of the holder up to two years from the date of issuance, unless previously redeemed. The Series B preferred stock is redeemable at the option of the issuer at any time at a redemption price of $2.50 per share plus accrued, unpaid dividends, and is mandatorily convertible upon two years from the date of issuance.

    In the opinion of management, these pro forma combined financial statements include all adjustments necessary for a fair presentation of the condensed unaudited pro forma combined financial statements. Accounting policies used in the preparation of the pro forma statements are those disclosed in the Forman and Pontotoc historical consolidated financial statements, which are incorporated by reference herein. The condensed unaudited pro forma combined financial statements are not necessarily indicative either of the results that actually would have been achieved if the transactions reflected therein had been effective during the periods presented or of the results that may be obtained in the future. In preparing these pro forma statements, no adjustments have been made to reflect transactions that have occurred since the dates of the pro forma financial statements except with respect to the acquisition of Gathering. The condensed unaudited pro forma combined financial statements should be read in conjunction with the description of the merger elsewhere in this document, the historical financial statements and related notes of Pontotoc, incorporated by reference in this document, and the historical financial statements and related notes of Forman, included elsewhere in this document.

Pro Forma Adjustments

    The condensed unaudited pro forma combined financial statements give effect to the following assumptions and adjustments:

Financing

1.
Proceeds from the sale of senior notes, Series A redeemable preferred stock and warrants.

2.
To record secured borrowing of $30,000,000. Ascent Energy expects to have a credit agreement in place prior to consummating the offer, secured by all its oil and gas properties. Ascent Energy expects that the senior notes will bear interest at a rate of approximately 10% per annum.

3.
To record the issuance of $21,100,000 of 8% Series A preferred stock and warrants. Because the Series A preferred stock and the warrants will be offered to all existing stockholders of Forman on a pro rata basis, no value has been attributed to the warrants.

4.
Increase in interest resulting from increased debt balance (10% of $30,000,000, or $3,000,000), net of additional capitalized interest of $500,620.

5.
To record dividends on Series A preferred stock, at 8% of $21,100,000.

Gathering Acquisition

1.
To eliminate affiliated accounts receivable and accounts payable balances between Pontotoc and Gathering of $111,140.

2.
To record the purchase accounting adjustments for the acquisition by Pontotoc of Gathering. The Pontotoc shares were valued at $11.50 per share, the price to be paid by Ascent Energy for the Pontotoc shares. The excess purchase price over book value was attributed to the gathering facilities and included in oil and gas properties.

3.
To reclassify Gathering's gathering facilities to the full cost pool.

4.
To record the reversal of Pontotoc's equity method investment in Gathering, the related equity in income of Gathering, and the equity of Gathering.

5.
To eliminate affiliated sales to Gathering of $979,449 and production taxes of $70,520.

6.
To adjust the effective tax rate for the pro forma combined tax provision at the combined rate of 35.5%.

Pontotoc Acquisition

1.
To record the cash paid or payable to the Pontotoc shareholders ($9.00 per share, or $47,913,000) and to all Pontotoc option holders ($509,000) and to reflect related acquisition costs of $2.2 million and the repayment of existing Pontotoc debt of $7,790,486.

2.
Pontotoc records as revenue production in inventory at the end of each month. This adjustment conforms Pontotoc's revenue recognition policy to Forman's policy of recognizing revenue. The result is to record the reversal of inventory and related costs at the end of the period of $848,462 and $238,672, respectively.

3.
To reclassify deferred tax assets to reflect current deferred taxes on a net basis.

4.
To record purchase accounting adjustments for the acquisition of Pontotoc as follows (in thousands):

Cash paid for Pontotoc shares	$47,913
Cash paid for Pontotoc options	509
Series B preferred stock issued	13,300
Acquisition costs	2,200
Less: Adjusted Book value of Pontotoc	(10,641)

53,281
Plus: Deferred taxes	29,322
Excess purchase price	$82,603

5.
To record the issuance of the 8% Series B convertible preferred stock in connection with the acquisition of Pontotoc. These shares were valued at their face amount and represented $2.50 per share of Pontotoc stock acquired.

6.
To record the recapitalization of entities to Ascent Energy's equity structure.

7.
To convert Pontotoc's method for computing depreciation, depletion and amortization to the future gross revenue method and to adjust the provision for depreciation, depletion and amortization based on the pro forma consolidated full cost pool, using the future gross revenue method.

8.
To eliminate interest on Pontotoc debt, which will be paid off.

9.
To adjust the effective tax rate for the pro forma combined tax provision at the combined rate of 35.5%.

10.
To record dividends on the Series B preferred stock, at 8% of $13,300,000.

11.
Warrants to purchase approximately 4.4 million shares of common stock at an exercise price per share to be determined by Ascent Energy's board of directors and 1 million shares of common stock issuable upon conversion of the Series B preferred stock were not included in the computation of diluted earnings per share because the effect of the assumed exercise of these stock warrants and conversion of these preferred shares as of the beginning of the year would have been antidilutive.

    Pontotoc maintains its accounting records and reports financial information on a March 31 fiscal year basis. The condensed unaudited pro forma calendar year results of operations for Pontotoc were derived from its previously filed reports as follows:

	Pontotoc Year ended March 31, 2000	Less: Pontotoc Nine months ended December 31, 1999	Add: Pontotoc Nine months ended December 31, 2000	Pontotoc Year ended December 31, 2000
Revenues:
Oil and gas sales	$4,832,805	$3,309,977	$7,236,057	$8,758,885
Other income	355,601	283,196	240,603	313,008

Total revenues	5,188,406	3,593,173	7,476,660	9,071,893

Expenses:
Lease operating expense	1,533,360	1,141,843	2,318,244	2,709,761
Depreciation, depletion and amortization	361,552	225,100	655,361	791,813
General, administration and other	340,522	255,063	448,181	533,640
Interest	107,146	101,533	479,558	485,171

Total expenses	2,342,580	1,723,539	3,901,344	4,520,385

Net income before income taxes	2,845,826	1,869,634	3,575,316	4,551,508
Provision for income taxes	851,066	560,274	1,171,391	1,462,183

Net income	$1,994,760	$1,309,360	$2,403,925	$3,089,325

Adjustments to reflect net income per weighted average common share outstanding have been calculated based upon the pro forma weighted average number of shares outstanding during the period presented. To compute the combined pro forma basic and diluted net income per share, Ascent Energy's historical weighted average number of basic and diluted shares outstanding were used.

ASCENT ENERGY'S BUSINESS AND PROPERTIES

    Concurrently with the consummation of the offer, Forman will be restructured as a holding company by contributing all of its assets and recorded liabilities to Ascent Energy, a transaction we refer to as the "Restructuring". This description of Ascent Energy's business and properties gives effect to the Restructuring.

    We are an independent oil and gas company engaged in the acquisition, exploitation, exploration, development, and production of natural gas and crude oil. Through our parent company, Forman Petroleum Corporation, we have been active in South Louisiana since 1982. We have established extensive technical and operating experience in this area and plan to expand our scope of operations to include the Gulf coast, mid-continent and Permian basins and offshore in the Gulf of Mexico. We recently have entered into the merger agreement with Pontotoc to expand our business to include Oklahoma. Following the acquisition of Pontotoc we intend to focus on developing and expanding shallow natural gas reserves in and around Pontotoc's existing Oklahoma properties and exploitation activities on our existing Louisiana properties. We plan to commence a drilling and recompletion program on the existing Oklahoma properties. In addition, we plan to add to the gathering system currently leased under a long term contract by Pontotoc by purchasing and/or leasing additional segments. With respect to our Louisiana properties, we plan to continue recompletion and workover activities during 2001. Our management team has extensive engineering, geological, geophysical, technical and operating experience in successfully developing and operating properties in both our current and planned areas of operations.

    On December 29, 1999, Forman emerged from bankruptcy proceedings under its Second Amended Joint Plan of Reorganization. Forman has accounted for the restructuring using the principles of fresh start accounting as required by AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. Pursuant to such principles, in general, Forman's assets and liabilities were recorded at their estimated fair market values. As a result of the implementation of fresh start accounting, the 1999 financial statements of Forman are not comparable to its financial statements of prior periods. The effect of the plan of reorganization and the implementation of fresh start accounting on Forman's balance sheet as of December 31, 1999 are discussed in detail in the notes to the audited consolidated financial statements of Forman appearing elsewhere in this prospectus.

Significant Properties

    We have summarized our most significant properties in the tables below.

			As of 12/31/00 Net Proved Reserves(1)
					December 2000 Average Daily Net Production (Mcfe)
Producing Properties	Our Working Interest	Our Net Revenue Interest	MMcfe	% Developed
Lake Enfermer Field	92.85%	64.75%	20,083	48.55%	4,296
Manilla Village Field	68.64%	51.89%	7,302	68.79%	170
Boutte Field	100.00%	81.50%	11,188	100.00%	4,768
Bayou Fer Blanc Field	100.00%	70.00%	3,690	0.00%	0

(1)
Estimates of net proved reserves are based on our third party independent reserve report as of December 31, 2000.

    Lake Enfermer Field.  The Lake Enfermer Field is located in a marsh area on a deep, complexly faulted field, salt structure in Lafourche Parish, Louisiana. Since 1992, we have acquired leases on 3,650 acres in this field and operate the field. The field was first discovered in 1955 and through December 2000 has produced more than 33.5 MMBoe (one million barrels of oil equivalent, determined using the ratio of six Mcf (thousand cubic feet) of natural gas to one barrel of oil).

    Manila Village Field.  The Manila Village Field is located in a marsh area in Jefferson Parish, Louisiana. We acquired leases on 825 acres in this field in 1991 and operate the field. The field was first discovered in 1949 and through December 2000 had produced 34.1 MMBoe.

    Boutte Field.  The Boutte Field is located in a marsh area in St. Charles Parish, Louisiana. We acquired leases on 3,250 acres in 1992 and operate the field. The field was discovered in 1953 and through December 2000 had produced a total of 39.6 MMBoe.

    Bayou Fer Blanc Field.  The Bayou Fer Blanc Field is located in Lafourche Parish, Louisiana next to the Lake Enfermer Field. We purchased our interest in the field in 1997 and operate the field. Although classified as two distinct fields, the Lake Enfermer Field and the Bayou Fer Blanc Field have produced from a single geologic structure. The Bayou Fer Blanc Field was discovered in 1959 and through December 2000 had produced 19.2 MMBoe.

Natural Gas and Oil Reserves

    The following table presents estimated proved reserves as of December 31, 2000, and the related present value of estimated future net revenues before income taxes at such date, as estimated by our independent petroleum engineers, Netherland, Sewell & Associates, Inc. The present values, discounted at 10% per annum, of estimated future net cash flows before income taxes shown on the table are not intended to represent the current market value of our estimated natural gas and oil reserves.

    The present value of future net cash flows before income taxes as of December 31, 2000, was determined using the December 31, 2000, prices of $10.04 per Mcf of natural gas and $25.48 per Bbl of oil.

	Producing	Non-Producing	Undeveloped	Total
Natural gas (MMcf)	5,394	7,410	13,456	26,260
Oil and Condensate (MBbls)	717	1,116	834	2,667
Total proved reserves (Mmcfe)	9,694	14,106	18,462	42,262
Present value of estimated future net revenues before income taxes, discounted at 10% (in thousands)	$45,774	$44,297	$92,242	$182,313
Standardized measure of discounted future net cash flows (in thousands)				$113,445

    These estimates of our proved reserves have not been filed with or included in reports to any federal agency.

    The process of estimating natural gas and oil reserves is a complex and subjective process. It requires various assumptions, including assumptions relating to product prices, operating expenses, capital expenditures, taxes and the availability of funds. We must project production rates and timing of development expenditures. We analyze available geological, geophysical, production and other data, and the extent, quality and reliability of this data will vary. As a result, estimates of different engineers may vary. In addition, estimates of reserves are subject to revision based upon future product prices, actual production, results of future development and exploration activities, operating costs and other factors, and the revisions may be material. Accordingly, reserve estimates will generally be different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates highly depends on the accuracy of the assumptions upon which they are based. Accordingly, the reserve data set forth herein represents only estimates.

    In accordance with applicable SEC requirements, the estimates of our proved reserves and future net revenues are made using oil and natural gas sales prices that are in effect as of the date of such reserve estimates and are held constant throughout the life of the properties. You should not assume that the present value of future net revenues from our proved reserves is the current market value of these reserves. Estimated quantities of proved reserves and future net revenues therefrom are affected significantly by oil and natural gas prices, which have fluctuated widely in recent years. Current commodity prices are at historically high levels. At current prices, we believe of future net revenue amounts included in this prospectus or incorporated herein cannot be construed as the current market value of the oil and gas reserves attributable to our properties. The average prices of oil and gas we have actually received for years 2000, 1999 and 1998 were $27.49, $17.34 and $12.09 respectively, per barrel and $4.05, $2.28 and $2.27, respectively, per Mcf. Oil prices have remained relatively stable and natural gas prices have continued to decline almost 50% subsequent to December 31, 2000. Accordingly, the discounted future net cash flows would be decreased if the standardized measure were calculated at a later date. Actual future prices and costs are likely to differ materially from those used in the present value estimate because of changes in commodity prices or hedging transactions.

Title to Properties

    We believe that we have satisfactory title to all of our producing properties in accordance with standards generally accepted in the oil and natural gas industry, subject to such exceptions as, in our view, do not materially detract from the use or value of the properties. As is customary in the oil and gas industry, we perform only a preliminary title investigation before leasing undeveloped properties. A title opinion is typically obtained before the commencement of drilling operations and any material defects are remedied prior to the time the actual drilling of a well is commenced. If the operator or we were unable to remedy or cure any title defect, we could suffer a loss of our entire investment in the property.

    Our properties are subject to customary royalty interests, liens for current taxes, liens of vendors and other customary burdens, which we do not believe materially interfere with the use of or affect the value of our producing properties. We intend to mortgage all of our producing properties to secure our borrowings to be incurred in connection with the offer and the merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Acreage

    The table below summarizes our developed and undeveloped leasehold acreage as of December 31, 2000:

	Developed Acreage		Undeveloped Acreage
Field
	Gross	Net	Gross	Net
Lake Enfermer	1,939	1,785	420	414
Manila Village	742	530	0	0
Boutte	3,090	3,090	0	0
Bayou Fer Blanc	0	0	320	320

	5,771	5,405	740	734

    Gross acreage is acreage in which a working interest is owned while a net acre is deemed to exist when the sum of the fractional working interests in gross acres equals one. Undeveloped acreage is considered to be those leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether or not such acreage contains proved reserves. As is customary in the industry, we can retain our interests in undeveloped acreage by drilling activity that establishes commercial production or by payment of delay rentals during the remaining primary term. The oil and natural gas leases in which we have an interest are for varying primary terms; however, most of our developed leased acreage is beyond the primary term and is held by producing wells.

Productive Wells

    The following table sets forth the number of producing wells in which we maintain an ownership interest at December 31, 2000:

	Productive Wells
	Gross	Net
Gas	16.00	13.81
Oil	16.00	13.93

Total	32.00	27.74

    Productive wells consist of producing wells and wells capable of production. A gross well is a well in which we maintain a working interest while a net well is deemed to exist when the sum of the fractional working interests owned by us equals one. Wells with multiple completions are counted as one well. Of the gross wells reported in the table, one had multiple completions.

Drilling Activity

    The following table sets forth our drilling activity for the last three years:

	Year Ended December 31,
	2000		1999		1998
	Gross	Net	Gross	Net	Gross	Net
Development wells:
Productive	0.0	0.0	1.0	1.0	0.0	0.0
Non-productive	0.0	0.0	0.0	0.0	0.0	0.0

Total	0.0	0.0	1.0	1.0	0.0	0.0

Exploratory wells:
Productive	0.0	0.0	0.0	0.0	0.0	0.0
Non-productive	0.0	0.0	1.0	0.5	0.0	0.0

Total	0.0	0.0	1.0	0.5	0.0	0.0

Total:
Productive	0.0	0.0	1.0	1.0	0.0	0.0
Non-productive	0.0	0.0	1.0	0.5	0.0	0.0

Total	0.0	0.0	2.0	1.5	0.0	0.0

Net Production, Unit Prices and Costs

    The following table presents information regarding our production volumes, average sale prices and average production costs for the last three years:

	Year Ended December 31,
	2000	1999	1998
Production:
Natural gas (MMcf)	1,797	3,091	4,944
Oil and condensate (MBbls)	270	343	393
Total (MMcfe)	3,414	5,154	7,302
Average sales price per unit:
Natural gas—
Revenues from production (per Mcf)	$4.05	$2.28	$2.27
Effects of hedging activities (per Mcf)	0	0	0

Average price (per Mcf)	$4.05	$2.28	$2.27

Oil and condensate—
Revenues from production (per Bbl)	$27.49	$17.34	$12.09
Effects of hedging activities (per Bbl)	0	0	0

Average price (per Bbl)	27.49	17.34	12.09

Total revenues from production (per Mcfe)	$4.30	$2.52	$2.19
Effects of hedging activities (per Mcfe)	0	0	0

Total average price (per Mcfe)	$4.30	$2.52	$2.19

Expenses (per Mcfe):
General and administrative	$0.78	$0.59	$0.38
Lease operating expenses (excluding Production taxes)	$0.98	$0.61	$0.46
Depreciation, depletion and amortization—oil and natural gas properties	$1.31	$1.09	$1.43

Capital Expenditures

    The following table presents information regarding our net costs incurred in oil and natural gas property acquisitions, exploration and development activities for the past three years:

	Year Ended December 31,
	2000	1999	1998
Property acquisition
Proved	$574,008	$81,840	$0
Unproved	0	0	0
Exploration	1,502,880	3,345,943	2,413,719
Development	46,853	1,745,862	2,118,810
Capitalized general and administrative costs	842,391	0	0

	$2,966,132	$5,173,645	$4,532,529

Oil and Gas Marketing

    We sell our natural gas and oil production under price sensitive or market price contracts. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. The price received by us for natural gas and oil production historically has fluctuated widely. Decreases in the price of natural gas and oil could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. From time to time we may enter into transactions hedging the price of oil and natural gas production. See "Management's Discussion and Analysis of Financial Conditions Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

Competition and Markets

    We operate in a highly competitive environment. We compete with major and independent oil and natural gas companies for the acquisition of desirable oil and natural gas properties, as well as for the equipment and labor required to develop and operate these properties. We also compete with major and independent oil and natural gas companies in the marketing and sale of oil and natural gas to marketers and end-users. Many of our competitors have financial and other resources substantially greater than ours.

    Competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire and develop additional properties in the future will depend on our ability to conduct operations, evaluate and select suitable properties and close transactions in this highly competitive market environment.

    The marketability of our production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities, and the unavailability or lack of capacity thereof could result in the shut-in of producing wells or the delay or termination of development plans for properties. In addition, regulatory changes affecting oil and natural gas production and transportation, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market our oil and natural gas on a profitable basis. In addition, larger competitors may be able to absorb the burden of any regulatory changes more easily than we can, which would adversely affect our competitive position.

Regulation

    Our business can be affected by a number of regulatory policies, including the regulation of production, federal and state regulations governing environmental quality and pollution control, state limits of allowable rates of production by a well or proration unit and incentives to promote alternative or competitive fuels. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are also subject to the jurisdiction of various federal, state and local agencies.

    Federal Regulation of Natural Gas.  Federal legislation and regulatory controls in the United States have historically affected the price of natural gas and the manner in which natural gas production is marketed. In the past, the federal government has regulated the price at which natural gas could be sold and could reenact price controls in the future.

    Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation are subject to extensive federal regulation. Beginning in 1992, the Federal Energy Regulatory Commission issued a series of orders, which required interstate pipelines to provide open-access transportation on a not unduly discriminatory basis for all natural gas shippers. The Federal Energy Regulatory Commission has stated that it intends for these orders and its future restructuring activities to foster increased competition within all phases of the natural gas industry. Although these orders do not directly regulate our production and marketing activities, they do affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas.

    The courts have largely affirmed the significant features of the Federal Energy Regulatory Commission's deregulation orders and the numerous related orders pertaining to individual pipelines. However, some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission issued Order No. 637 which:

  •
  lifts the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for short-term releases of pipeline capacity of less than one year;

  •
  permits pipelines to file for authority to charge different maximum cost-based rates for peak and off-peak periods;

  •
  encourages, but does not mandate, auctions for pipeline capacity;

  •
  requires pipelines to implement imbalance management services;

  •
  restricts the ability of pipelines to impose penalties for imbalances, overruns and non-compliance with operational flow orders; and

  •
  implements a number of new pipeline reporting requirements.

    Order No. 637 also requires the Federal Energy Regulatory Commission's staff to analyze whether the Federal Energy Regulatory Commission should implement additional fundamental policy changes. These include whether to pursue performance-based or other non-cost based ratemaking techniques and whether the Federal Energy Regulatory Commission should mandate greater standardization in terms and conditions of service across the interstate pipeline grid.

    We cannot predict what other actions the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

    Oil Sales and Transportation Rates.  Sales prices of crude oil and natural gas liquids by us are not regulated. The price we receive from the sale of these products may be affected by the cost of transporting the products to market. In a number of instances, however, the ability to transport and sell these products depends on pipelines whose rates, terms and conditions of service are subject to Federal Energy Regulatory Commission jurisdiction. In other instances, the ability to transport and sell our products depends on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies. Certain regulations implemented by the Federal Energy Regulatory Commission in recent years could result in an increase in the cost of transportation service on these pipelines. However, we do not believe that these regulations affect us any differently than any other producer or marketer.

    Environmental Matters.  Extensive federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment affect our oil and natural gas operations. Numerous governmental departments issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of such person. Other laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist or even prohibit exploration and production activities in sensitive areas. In addition, state laws often require various forms of remedial action to prevent pollution, such as closure of inactive pits and plugging of abandoned wells. The regulatory burden on the oil and natural gas industry increases its cost of doing business and consequently affects its profitability. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could require us to make significant capital expenditures, increase our operating costs or otherwise adversely affect our competitive position.

    The Comprehensive Environmental Response, Compensation and Liability Act, also known as "CERCLA," imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, companies that incur CERCLA liability frequently also confront third party claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment from a CERCLA site.

    The Federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, also known as "RCRA," regulates the generation, transportation, storage, treatment and disposal of hazardous wastes and can require cleanup of hazardous waste disposal sites. RCRA currently excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and natural gas from regulation as "hazardous waste." However, other wastes handled at exploration and production sites may not fall within this exclusion. Disposal of non-hazardous oil and natural gas exploration, development and production wastes usually is regulated by state law.

    Stricter standards for waste handling and disposal may be imposed on the oil and natural gas industry in the future. From time to time legislation has been proposed in Congress that would revoke or alter the current exclusion of exploration, development and production wastes from the RCRA definition of "hazardous wastes," potentially subjecting such wastes to more stringent handling, disposal and cleanup requirements. If such legislation were enacted, it could have a significant impact on our operating costs, as well as the oil and natural gas industry in general. Furthermore, although petroleum, including crude oil and natural gas, is exempt from CERCLA, at least two courts have ruled that certain wastes associated with the production of crude oil may be classified as "hazardous substances" under CERCLA. The impact of future revisions to environmental laws and regulations cannot be predicted.

    The Oil Pollution Act of 1990, also known as "OPA 90, provides that persons responsible for facilities and vessels (including the owners and operators of onshore facilities) are subject to strict joint and several liability for cleanup costs and certain other public and private damages arising from a spill of oil into waters of the United States. OPA 90 established a liability limit for onshore facilities of $35 million. However, facilities located in coastal waters may be considered "offshore" facilities subject to greater liability limits under OPA 90 (all removal costs plus $75 million). In addition, a party cannot take advantage of this liability limit if the spill was caused by gross negligence or willful misconduct or resulted from a violation of a federal safety, construction or operating regulation. If a party fails to report a spill or cooperate in the cleanup, liability limits likewise do not apply. OPA 90 also imposes other requirements on facility owners and operators, such as the preparation of an oil spill response plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject the responsible party to civil or criminal enforcement actions.

    OPA 90 also imposes financial responsibility requirements on the person or persons statutorily responsible for certain facilities. Under the related regulations, oil production and storage facilities that are located in wetlands adjacent to coastal waters could be required to demonstrate various levels of financial ability to reimburse governmental entities and private parties for costs that they could incur in responding to an oil spill, if the Minerals Management Services determines that spills from those particular facilities could reach coastal waters.

Operating Risks and Insurance

    The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and hazards such as oil spills, natural gas leaks, ruptures and discharges of toxic gases. The occurrence of any of these operating risks could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property and equipment, pollution or other environmental damage, including damage to natural resources, clean-up responsibilities, penalties and suspension of operations. Such hazards may hinder or delay drilling, development and on-line operations. In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above, including insuring the cost of clean-up operations, public liability and physical damage. There can be no assurance that any insurance we obtain will be adequate to cover any losses or liabilities or that such insurance will continue to be available in the future or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our financial condition and operations.

Employees

    On December 31, 2000, we employed 29 people, including 13 that work in our field offices. None of our employees is covered by a collective bargaining agreement, and we believe that our relationships with our employees are satisfactory. From time to time we utilize the services of independent contractors to perform various field and other services.

Legal Proceedings

    From time to time, we may be a party to various legal proceedings. We currently are a party to a lawsuit arising in the ordinary course of business. Management does not expect this matter to have a material adverse effect on our financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Concurrently with the consummation of the offer, Forman will be restructured as a holding company by contributing all of its assets and recorded liabilities to Ascent Energy, a transaction we refer to as the "Restructuring". The following discussion gives effect to the Restructuring.

    The following discussion is intended to assist in understanding our financial position and results of operations for each year of the three-year period ended December 31, 2000. Our financial statements and notes thereto contain detailed information that should be referred to in conjunction with the following discussion.

General

    We are an independent oil and gas company engaged in the acquisition, exploitation, exploration, development, and production of natural gas and crude oil. Through our parent company, Forman Petroleum Corporation, we have been active in South Louisiana since 1982. We have established extensive technical and operating experience in this area and plan to expand our scope of operations to include the Gulf coast, mid-continent and permian basins and offshore in the Gulf of Mexico. We recently have entered into the merger agreement with Pontotoc to expand our business to include Oklahoma.

    We were organized on January 9, 2001 principally for the acquisition of Pontotoc. Concurrently with the consummation of the offer, Forman will be restructured as a holding company by contributing all of its assets and liabilities to us, a transaction we refer to as the "Restructuring."

    In August 1999, Forman sought protection from its creditors under Chapter 11 of the United States Bankruptcy Code of 1986. By order dated December 29, 1999, a joint plan of reorganization with respect to Forman was confirmed by the United States Bankruptcy Court for the Eastern District of Louisiana and Forman emerged from protection under Chapter 11 of the Bankruptcy Code. Forman has accounted for the bankruptcy reorganization by using the principles of fresh start accounting required by AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." For accounting purposes, Forman assumed that the plan of reorganization was consummated on December 31, 1999. Under the principles of fresh start accounting, Forman's total assets were recorded at their assumed reorganization value, with the reorganization value allocated to identifiable tangible assets at their estimated fair value. As a result, Forman's:

  •
  oil and gas full cost pool was reduced by approximately $60 million,

  •
  unevaluated oil and gas properties were increased by approximately $3 million,

  •
  other property and equipment was reduced by approximately $1.6 million, and

  •
  accumulated DD&A of $64.1 million was written off.

In addition, Forman's senior notes payable of $70 million, the interest payable of $11.1 million on the senior notes, its preferred stock of $13.5 million and the related deferred financing costs of $4.4 million were all written off.

    As a result of the implementation of fresh start accounting, the financial statements of Forman after consummation of the bankruptcy plan are not comparable to its financial statements of prior periods. The effect of the plan of reorganization and the implementation of fresh start accounting on Forman's balance sheet as of December 31, 1999 are discussed in detail in the notes to the audited consolidated financial statements of Forman appearing elsewhere in this prospectus.

Operating Environment

    Our revenues, profitability and future growth and the carrying value of our oil and natural gas properties are substantially dependent on prevailing prices of oil and natural gas. Our ability to increase our borrowing capacity and to obtain additional capital on attractive terms is also influenced by oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuation in response to relatively minor changes in the supply of or demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control. Any substantial and extended decline in the price of oil or natural gas would have an adverse effect on the carrying value of our proved reserves, borrowing capacity, revenues, profitability and cash flows from operations. Price volatility also makes it difficult to budget for and project the return on either acquisitions or development and exploitation projects.

    We use the full cost method of accounting for our investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the future gross revenue method based on the ratio of current gross revenue to total proved future gross revenues, computed based on current prices. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flow from proved oil and natural gas reserves, and the lower of cost and fair value of unproved properties after income tax effects, excess costs are charged to operations. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase. We were required to write down our asset base at the end of 1997 due to a downward revision of quantity estimates attributable to a single fault block in the Lake Enfermer Field, combined with significant declines in oil and natural gas prices from the end of 1996. During the second quarter of 1998, we were required to write down our asset base, again due primarily to the continuing decline in oil and natural gas prices. We had an additional full cost ceiling writedown of our asset base at the end of 1998. This writedown was the result of a significant revision to the reserves assigned to a single well in the Lake Enfermer Field, combined with further declines in both oil and natural gas prices during the final quarter of 1998. Lastly, we reduced our full cost pool in 1999 in connection with our predecessor's bankruptcy.

Results of Operations

  Year ended December 31, 2000 versus year ended December 31, 1999

    Revenues.  Our oil and gas revenues increased approximately $1.7 million, or 13% during 2000 to $14.7 million compared to $13.0 million in 1999. Production levels for 2000 decreased 33.7% to 569 thousand barrels of oil equivalent ("MBOE") from 859 MBOE for 1999. Gas production volumes decreased 41.9%, while oil production volumes decreased 21.4%. Our average sale prices (including hedging activities) for oil and natural gas for 2000 were $27.49 per Bbl and $4.05 per Mcf versus $17.34 per Bbl and $2.28 per Mcf in 1999. Revenues increased $5.9 million due to higher oil and gas prices during 2000, offset by a $4.2 million decrease in revenues due to the aforementioned production decreases.

    Lease Operating Expenses.  On a BOE basis, lease operating expenses increased 60.7%, to $5.89 per BOE for 2000 from $3.66 per BOE in 1999. For 2000, actual lease operating expenses were up 6.6%, from $3.1 million in 1999 to $3.4 million in 2000. This increase was due primarily to an increase in workover activity in 2000.

    Severance Taxes.  Our effective severance tax rate as a percentage of oil and gas revenues decreased to 4.4% for 2000 from 5.6% for 1999. This relatively low effective rate is attributable to the increased production from wells that have a state severance tax exemption under Louisiana's severance tax abatement program. The decreases in the effective tax rates between 1999 and 2000 are partially offset by the increase in the gas severance tax rate in 2000.

    Depreciation, Depletion and Amortization Expense.  For 2000, depreciation, depletion and amortization ("DD&A") expense decreased 19.9% from 1999. The decrease for the year is attributable to our decreased production and related future capital costs in 2000 and the upward revision of reserves. On a BOE basis, which reflects the decreases in production, the DD&A rate for 2000 was $7.87 per BOE compared to $6.52 per BOE for 1999, an increase of 21%. The increase in DD&A per BOE was due primarily to an increase in the full cost pool and variations in pricing during the year. Reserve additions as of December 31, 2000, affected only the fourth quarter DD&A calculation.

    General and Administrative Expense.  Actual general and administrative ("G&A") expenses decreased 11.8%, from $3.0 million in 1999 to $2.7 million in 2000. The decrease in actual G&A expenses for 2000 was primarily the result of the capitalization of G&A expenses, in the amount of $842,391, into the full cost pool in 2000. For 2000, on a BOE basis, G&A expenses increased 32.9%, from $3.51 per BOE in 1999 to $4.67 in 2000. The increase in G&A per BOE in 2000 was due to the decrease in production during 2000 as compared to 1999. No G&A was capitalized into the full cost pool for 1999 due to the bankruptcy and lack of funds to conduct acquisition and exploration activities. Without this capitalization of G&A in 2000, G&A on a BOE basis increased 75%, to $6.14 in 2000. Actual G&A in 2000, without the capitalization in 2000, increased $485,000 primarily due to income and franchise taxes, the addition of directors' fees and increases in contract services related to the appointment of our new president in June 2000. The recapitalization costs incurred in conjunction with the reorganization of Forman of $1.0 million were not included in recurring G&A for comparison purposes.

    Proved Reserves.  The discounted present value of our reserves increased 500%, from $36.4 million at the end of 1999 to $182 million at the end of 2000, primarily as a result of the significant increases in both oil and gas prices between December 1999 and December 2000, combined with the new reserves attributable to workovers and recompletions of wells in our Boutte and Lake Enfermer Fields. Our realized oil prices increased 58.6% between December 31, 1999 and December 31, 2000, from an average price per barrel of $17.34 for 1999 to an average price of $27.49 for 2000. Our realized gas prices in 2000 increased 77.8% over the realized 1999 price, from an average price per Mcf of $2.28 for 1999 to an average price per Mcf of $4.05 for 2000.

    Interest Expense.  Interest expense for 2000 decreased from $6.2 million in 1999 to $0 for 2000. Actual interest expense of $274,000 was incurred in 2000 but was capitalized into the unevaluated property within the full cost pool for reporting purposes. This decrease of $5.9 million in interest expense is due to the cessation of interest payable on our predecessor's senior notes, which were canceled as a result of the reorganization effective January 14, 2000.

    Net Income (Loss) From Operations.  Due to the factors described above, our net income from operations before extraordinary items for 2000 was $1.7 million, an increase of $2.1 million from the net loss of $349,405 for 1999.

    Income tax expense.  We were required to establish a net deferred tax liability calculated at the applicable Federal and state tax rates resulting primarily from financial reporting and income tax reporting basis differences in oil and gas properties. Accordingly, as a result of fresh start accounting a net deferred tax liability of $9.9 million was recorded at December 31, 1999.

  Year ended December 31, 1999 versus year ended December 31, 1998

    Revenues.  Our oil and gas revenues decreased approximately $2.9 million, or 18% during 1999 to $13.0 million compared to $16.0 million in 1998. Production levels for 1999 decreased 29% to 859

MBOE from 1,217 MBOE for 1998. Gas production volumes decreased 37.5%, while oil volumes decreased 12.7%. Our average sale prices (including hedging activities) for oil and natural gas for 1999 were $17.34 per Bbl and $2.28 per Mcf versus $12.09 per Bbl and $2.27 per Mcf in 1998. Revenues decreased $5.2 million due to the aforementioned production decreases, offset by a $2.3 million increase in revenues due to higher oil and gas prices during 1999.

    Lease Operating Expenses.  On a BOE basis, lease operating expenses increased 32%, to $3.66 per BOE for 1999 from $2.76 per BOE in 1998. For 1999, actual lease operating expenses were down 8.8%, from $3.4 million in 1998 to $3.1 million in 1999. This decrease was due to a decrease in 1999 in the volumes of oil and gas produced.

    Depreciation, Depletion and Amortization Expense.  For 1999, DD&A expense decreased 47% from 1998. The decrease for the year is attributable to our decreased production and related future capital costs in 1999 and the upward revision of reserves. On a BOE basis, which reflects the decreases in production, the DD&A rate for 1999 was $6.52 per BOE compared to $8.58 per BOE for 1998, a decrease of 24%.

    General and Administrative Expense.  For 1999, on a BOE basis, G&A expenses increased 53%, from $2.28 per BOE in 1998 to $3.51 in 1999. Actual G&A expenses increased 8.6%, from $2.8 million in 1998 to $3.0 million in 1999. This increase was due primarily to the administrative costs of the reorganization activity during 1999. The recapitalization costs incurred in conjunction with the reorganization of Forman of $1.2 million were not included in recurring G&A for comparison purposes.

    Proved Reserves.  The discounted present value of our reserves increased 90%, from $19.2 million at the end of 1998 to $36.4 million at the end of 1999, primarily as a result of the new reserves attributable specifically to the Simoneaux 26 well in our Boutte Field, combined with the significant increases in both oil and gas prices between December 1998 and December 1999. Our realized oil prices increased 43% between December 31, 1998 and December 31, 1999, from an average price per barrel of $12.09 on December 31, 1998 to an average price of $17.34 on December 31, 1999. Our realized gas prices on December 31, 1999 increased 0.4% over the December 31, 1998 price, from an average price per Mcf of $2.27 in 1998 to an average price per Mcf of $2.28 in 1999. Our predecessor experienced a $19.6 million writedown of its full cost pool during 1998 due to ceiling test limitations and did not experience any such ceiling test writedown of its full cost pool in 1999.

    Interest Expense.  Interest expense for 1999 decreased from $10.1 million in 1998 to $6.2 million for 1999. This decrease of $3.9 million in interest expense is due to the cessation of interest payable on our predecessor's senior notes from August 6, 1999, the date our predecessor filed for protection under the United States Bankruptcy Code.

    Net Income (Loss) From Operations.  Due to the factors described above, the net loss from operations before reorganization costs and extraordinary items decreased from $30.5 million for 1998 to a loss of $0.3 million for 1999.

Liquidity and Capital Resources

  Working Capital and Cash Flow

    Following the acquisition of Pontotoc, we plan to use cash flows from operations and our new credit facility to fund our future acquisition, exploration and development activities. Our future cash flow from operations will depend on our ability to maintain and increase production through our exploration, development and exploitation activities, as well as the prices of oil and natural gas.

    At December 31, 2000, we had $4.7 million of working capital compared to $1.7 million at December 31, 1999. During 2000, we completed five recompletion/workover projects on our existing Louisiana properties, of which all five were successful. We did not drill any wells in 2000.

    Provided that the Pontotoc Acquisition is completed, our 2001 capital expenditure budget will focus on developing and expanding shallow natural gas reserves in and around Pontotoc's existing Oklahoma properties and exploitation activities on our existing Louisiana properties. We plan to commence a drilling and recompletion program on the existing Oklahoma properties. In addition, we plan to add to the gathering system currently leased under a long term contract by Pontotoc by purchasing and/or leasing additional segments. With respect to our Louisiana properties, we plan to continue recompletion and workover activities during 2001. We plan to retain controlling interests in our operated properties to retain the ability to control the timing of our capital commitments and the ability to adjust our spending as oil and gas prices fluctuate. Our capital expenditure plans for development and exploitation activities for 2001 are currently estimated to be approximately $2.7 million. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, oil and natural gas prices, industry conditions, participation by other working interest owners and the prices of drilling rigs and other oilfield goods and services. We believe that our working capital, cash flows from operations and borrowings under our new bank facility will be sufficient to meet our capital expenditure plans for development and exploitation activities through the end of 2001 and our obligations for 2001 under the long term notes issued under the bankruptcy plan.

    In addition, we will continue to pursue farm-in or joint venture partners for drilling prospects on our existing Louisiana properties. The amount of capital expenditures for these drilling prospects will depend on the participation by other working interest owners, the availability of capital and other industry conditions.

    Part of Ascent Energy's strategy involves the acquisition of additional properties. We plan to explore outside funding opportunities including equity or additional debt financings for use in consummating additional acquisitions. We do not know whether any financing can be accomplished on terms that are acceptable to us.

  Bank Credit Facility

    We have received a commitment letter from Fortis Capital Corp. to enter into a senior secured revolving credit facility with a $40 million aggregate borrowing capacity. The initial borrowing base under the new credit facility is $30 million and is subject to semi-annual redeterminations based upon a review of our reserves. Fortis Capital Corp., will act as the administrative agent and lead arranger. This new credit facility will be used:

  •
  to finance a portion of the cash consideration to be paid in the Pontotoc acquisition,

  •
  to repay the amount of indebtedness under Pontotoc's existing credit facility;

  •
  to finance the future acquisition and development of oil and gas properties; and

  •
  for other general corporate purposes.

    The facility will mature on the third anniversary of the closing of the Pontotoc acquisition. Amounts borrowed under this new credit facility will bear interest at a variable rate equal to LIBOR plus a margin ranging from 1.75% to 2.50%. We will pay commitment fees ranging from 0.375% to 0.5% per year on the undrawn portion of the facility. Prior to maturity, no payments of principal will be required so long as the borrowing base exceeds the credit facility balance. Interest will be payable quarterly. The credit facility will restrict us from declaring or paying dividends on our common stock without our lender's consent.

    Substantially all of our producing properties will be mortgaged to secure our new credit facility. The new credit facility will include restrictions or requirements with respect to working capital, net worth, disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities.

New Accounting Standards

    The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1997. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. According to Statement No. 133, we must recognize the fair value of all derivative instruments as either assets or liabilities in our consolidated balance sheet. A derivative instrument meeting certain conditions may be designated as a hedge of a specific exposure. Accounting for changes in a derivative's fair value will depend on the intended use of the derivative and the resulting designation. Any transition adjustments resulting from adopting this statement will be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. As described under the heading "Quantitative and Qualitative Disclosures About Market Risk" below, we will make use of derivative instruments to hedge specific market risks. We are currently evaluating the impact of this statement in light of the hedging requirements under our new credit facility.

Quantitative and Qualitative Disclosures About Market Risk

  Hedging Activity

    Our revenues are derived from the sale of oil and natural gas production. From time to time, we enter into hedging transactions that fix, for specific periods and specific volumes of production, the prices we will receive for our production. These agreements reduce our exposure to decreases in the commodity prices on the hedged volumes, while also limiting the benefit we might otherwise have received from increases in commodity prices of the hedged production. The impact of hedges is recognized in oil and gas sales in the period the related production revenues are accrued.

    Although we do not currently have any hedging arrangements, our new credit facility will require us to secure hedging arrangements with respect to approximately 50% of our future production through December 2002. In addition, we may enter into hedging arrangements beyond that required under our new credit facility. We plan to continuously reevaluate our hedging program in light of market conditions, commodity price forecasts, capital spending and debt service requirements.

    Despite the measures we may take to attempt to control price risk, we will remain subject to price fluctuations for oil and natural gas sold in the spot market. Prices received for natural gas sold in the spot market are volatile due primarily to seasonality of demand and other factors beyond our control. Oil and natural gas prices can change dramatically primarily as a result of the balance between supply and demand. The trend since 1998 has been upward, with our average natural gas price received for 2000 of $4.05 per Mcf, up from $2.28 per Mcf in 1999 and $2.27 per Mcf in 1998. Our average oil price received for 2000 was $27.49 per Bbl, up from our average price received of $17.34 in 1999 and $12.09 in 1998. There can be no assurance that prices will not decline from current levels. Declines in domestic oil and natural gas prices could have a material adverse effect on our financial position, results of operations and quantities of reserves recoverable on an economic basis.

    Based on projected annual production volumes for 2001, a 10% decline in the prices we receive for our oil and natural gas production would have an approximate $21.6 million negative impact on our discounted future net revenues.

ASCENT ENERGY'S MANAGEMENT

Directors and Executive Officers

    The following table sets forth, as of the date of this prospectus, information with respect to the persons who will serve as our directors and executive officers following the merger.

Name	Age	Positions with Ascent Energy
Nicholas Tell, Jr.	39	Chairman of the Board
Jeffrey Clarke	55	President and Director
Daniel O. Conwill, IV	40	Director
James "Robby" Robson, Jr.	42	Director
Jerry W. Box	62	Director

    Nicholas Tell, Jr. has been Chairman of the Board since our inception. Mr. Tell has served as the Chairman of the Board of Forman since January 2000. Mr. Tell is a Managing Director of Trust Company of the West. Mr. Tell joined TCW when TCW acquired Crescent in 1995. Previously, Mr. Tell was Vice President and Counsel of Crescent where he structured and negotiated many of the firm's private investments. Prior to joining Crescent, Mr. Tell was a Senior Associate at Latham & Watkins. From 1987 through 1992, Mr. Tell was involved in a wide variety of corporate transactions, including mergers and acquisitions and corporate financings for below-investment-grade companies. Mr. Tell received his Juris Doctor from the University of Chicago and his B.A. from Carleton College.

    Jeffrey Clarke has been our President and a Director since our inception. Mr. Clarke has served as a Director of Forman since January 2000, and has served as its President from June 2000 to present. From September 1993 to March 2000, Mr. Clark served as Chairman and Chief Executive Officer of Coho Energy, Inc., an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas principally in Mississippi and Oklahoma. From August 1990 to September 1993, Mr. Clarke served as President and Chief Operating Officer of Coho Energy, Inc. Prior to that time, Mr. Clarke served in various capacities with Coho Resources, Ltd. and Coho Resources, Inc., affiliates of Coho Energy, Inc. Coho Energy, Inc. and certain of its affiliates filed for protection under Chapter 11 of the United States Bankruptcy Code on August 23, 1999. Coho's bankruptcy reorganization plan was approved in March 2000. Mr. Clarke holds a BS in Physics from University of Wales, 1967, and conducted postgraduate work in Physics at the University of East Anglia, 1967-1968.

    Daniel O. Conwill, IV has been a Director since our inception. Mr. Conwill has been an Executive Vice President and Director of Corporate Finance of Jefferies & Company, Inc. since January 1993. He has also been a member of the Board of Directors of Jefferies & Co., Inc. since 1993. From June 1987 to January 1993, Mr. Conwill was a Managing Director in the Corporate Finance Department of Howard, Weil, Labouisse, Friedrichs Incorporated where he had primary responsibility for exploration and production companies. From February 1985 to June 1987, Mr. Conwill was a Certified Public Accountant with the Tax Department of Arthur Andersen & Co. Mr. Conwill received his Bachelors and Masters Degrees in Accounting from the University of Mississippi and has a law degree from the University of Mississippi School of Law.

    James "Robby" Robson, Jr. is to become a Director and our employee following the merger. Mr. Robson has served as President, Chief Executive Officer and Director of Pontotoc Production, Inc. from December 1997 to present. Mr. Robson also held these same positions with Pontotoc Production Company, Inc., Pontotoc Production, Inc.'s wholly-owned subsidiary, from January 1987 to present. From January 1985 through January 1987, he worked as a consultant for Pontotoc Production Company, Inc. From April 1982 until January 1985, he served as the President of Robco Oil Co. From August 1981 until March 1982 he served as Vice President of Marketing for Daner Oil Co., Inc. From

March 1981 until August 1981, he was a free agent running back with the Pittsburgh Steelers. Mr. Robson attended Youngstown State University from 1977 until 1981.

    Jerry W. Box is to become a Director following the merger. Mr. Box has been a Director of Forman since January 2000. He has served as President and Chief Operating Officer of Oryx Energy Company from 1998 until shortly after the merger of Oryx Energy Company with Kerr-McGee Corporation in early 1999. From 1988 through 1998, Mr. Box served in various other capacities with Oryx Energy Company. Mr. Box holds a BS and an MS in Geology from Louisiana Tech University. He is also a graduate of the Program for Management Development at Harvard Business School.

    Our bylaws provide that we have a classified board of directors comprised of three classes, each of which serves for three years, with one class being elected each year. The terms of Messrs. Clarke and Robson will expire in 2002, the terms of Messrs. Conwill and Box in 2003 and the term of Mr. Tell in 2004.

Board Committees

    We do not have any committees of our board of directors.

Director Compensation

    Each director who is not also our employee is paid an annual director's fee of $20,000 and fees of $1,500 for each meeting attended. All directors are reimbursed for reasonable out-of-pocket expenses incurred by them in attending board meetings.

Executive Compensation

    The following table sets forth the compensation paid to our President for services rendered by him as President of Forman from June 2000 to December 31, 2000. No other of our executive officers earned more than $100,000 in fiscal year 2000 or before.

Summary Compensation Table

		Annual Compensation
Name and Principal Position
	Year	Salary	Bonus
Jeffrey Clarke, President	2000	$120,000	$—

Executive Employment Agreements

    We have not entered any employment agreements with our executive officers.

Stock Incentive Plan

    We have not adopted and our stockholders have not approved a stock incentive plan.

Compensation Committee Interlocks and Insider Participation

    We do not have a compensation committee of our board of directors.

Limitation of Directors' Liability and Indemnification

    Our certificate of incorporation contains provisions eliminating the personal liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by the Delaware General Corporation Law. By virtue of these provisions, under current Delaware corporate law a director will not be personally liable for monetary damages for a breach of his or her fiduciary duty except for liability for:

  •
  a breach of his or her duty of loyalty to us or to our stockholders,

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  •
  dividends or stock repurchases or redemptions that are unlawful under Delaware law, and

  •
  any transaction from which he or she receives an improper personal benefit.

These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

    As a result of the inclusion of such provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors that might have benefited us.

    We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors. In addition, these provisions will allow directors to perform their duties in good faith without undue concern about personal liability if a court finds their conduct to have been negligent or grossly negligent. On the other hand, the potential remedies available to our stockholders will be limited, and it is possible, although unlikely, that directors protected by these provisions may not demonstrate the same level of diligence or care that they would otherwise demonstrate.

    Our bylaws require us to indemnify our directors and officers against expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by us or in our right, to which they were made parties by reason of being or having been directors and officers, subject to conditions and limitations.

    In addition, each of our directors has entered into an indemnity agreement with us. We have agreed to purchase and maintain directors' and officers' liability insurance. The agreements also provide that we will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as a director that are in excess of the coverage provided by such insurance; provided that the director or executive officer meets standards of conduct specified in the agreement. A form of indemnity agreement containing such standards of conduct is included as an exhibit to the registration statement of which this prospectus forms a part. Under the indemnity agreements, we are required to purchase and maintain directors' and officers' liability insurance unless our board of directors determines in good faith that the premium costs of such insurance are disproportionate to the amount of coverage or the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit.

BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth information regarding the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock, each director and executive officer of the company and all of our directors and executive officers as a group:

  •
  as of May 1, 2001; and
  •
  on a pro forma as adjusted basis to give effect to the offer and sale of the Series A preferred stock and the warrants and the consummation of the offer and the merger.

    Unless otherwise indicated, we believe that the stockholders listed below have sole investment and voting power with respect to their shares based on information furnished to us by these owners.

	Beneficial Ownership
	As of May 1, 2001		Pro Forma As Adjusted
Name of Beneficial Owners	Number of Shares	Percent of Class	Number of Shares(1)	Percent of Class
Forman Petroleum Corporation(2) 650 Poydras Street, Suite 2200 New Orleans, Louisiana 70130	1,000	100%	4,634,483	46.3%
The TCW Funds(3) 11100 Santa Monica Boulevard Suite 2000 Los Angeles, California 90025	—	—	1,943,528	29.5%
Jefferies & Company, Inc.(4) 11100 Santa Monica Boulevard 12th Floor Los Angeles, California 90025	—	—	1,447,387	23.8%
Nicholas W. Tell, Jr.	—	—	—	—
Daniel O. Conwill, IV	—	—	—	—
Jeffrey Clarke	—	—	—	—
Jerry Box	—	—	—	—
James "Robby" Robson(5)	—	—	106,974	2.3%
Executive Officers and Directors as group (5 persons)	—	—	106,974	2.3%

(1)
These numbers assume that the the number of shares beneficially owned by Forman after the Restructuring will be 4,634,483. These numbers further assume that our offering of Series A preferred stock and warrants will be made on a pro rata basis to the stockholders of Forman and that all such stockholders will purchase all securities allocated to them on that basis.
(2)
The TCW Funds and Jefferies own approximately 44.5% and 33.2%, respectively, of the total outstanding voting power of Forman. In addition, the TCW Funds and Jefferies are each entitled to designate one member of Forman's four member board of directors.
(3)
Represents 1,943,528 shares issuable upon exercise of warrants within 60 days of May   , 2001.
(4)
Jefferies Group, Inc., the parent company of Jefferies & Company, Inc., is deemed to beneficially own the shares held by Jefferies. Represents 1,447,387 shares issuable upon exercise of warrants within 60 days of May   , 2001.
(5)
Represents 106,974 shares issuable upon conversion of Series B preferred stock within 60 days of May   , 2001.

DESCRIPTION OF ASCENT ENERGY CAPITAL STOCK

General

    The description below summarizes material provisions of our capital stock and is qualified in its entirety by reference to our certificate of incorporation, certificates of designations and bylaws, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

Authorized and Outstanding Capital Stock

    Our authorized capital stock consists of:

  •
  20,000,000 shares of common stock, $0.001 par value per share

  •
  10,000,000 shares of preferred stock, $0.001 par value per share

    As of May 1, 2001, 1,000 shares of our common stock were outstanding and there were no shares of our preferred stock outstanding. See "Beneficial Ownership of Common Stock of Ascent Energy."

Preferred Stock

    Under the terms of our certificate of incorporation, our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors determines. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of our preferred stock. The issuance of a new series of our preferred stock could have the effect of delaying, deferring or preventing a change of control of Ascent Energy.

  8% Series A Redeemable Preferred Stock

    General.  We have designated 21,100 shares of a new series of 8% redeemable preferred stock, par value $0.001 per share. The Series A preferred stock has a par value of $0.001 per share, with a liquidation preference of $1,000 per share. It is mandatorily redeemable on the fifth anniversary of the date of issuance at a cash price per share equal to the liquidation preference plus accrued and unpaid dividends up to and including the redemption date. The Series A preferred stock ranks on a parity with our Series B preferred stock, senior to or on a parity with all other classes and series of our preferred stock, and senior to our common stock as to the payment of dividends and the distribution of the assets upon our liquidation, dissolution or winding up. There are no shares of Series A preferred stock outstanding as of the date hereof.

    Dividend Rights.  Holders of shares of the Series A preferred stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available therefor, cash dividends at the annual rate of 8% or $80 per share. Dividends are payable quarterly and promptly after the tenth business day of each January, April, July and October of each year, commencing on July 10, 2001. Dividends will be payable to holders of record as they appear on our stock transfer books on those record dates as are fixed by our board of directors.

    Dividends will begin to accrue on outstanding shares of Series A preferred stock and to accumulate from the initial date of issuance, whether or not earned or declared. Dividends for any period less than a full quarterly period will be computed on the basis of a 365-day year for the actual number of days elapsed. Dividends will accrue whether or not there will be, at the time any such dividend becomes payable or at any other time, profits, surplus or other funds of legally available for the payment of dividends. Dividends will cease to accrue on the shares of Series A preferred stock on the date of their redemption. Accumulations of dividends on shares of Series A preferred stock will not bear interest.

    No dividend will be declared on any other series or class or classes of stock to which the Series A preferred stock ranks prior or on a parity with as to dividends or liquidation, in respect of any quarterly period, nor will any shares of any such series or class be redeemed, purchased or otherwise acquired for any consideration, or any money be paid into any sinking fund or otherwise set apart for the purchase of any such shares, unless there will have been or contemporaneously are declared and paid on all shares of the Series A preferred stock at the time outstanding dividends for all quarterly periods coinciding with or ending before such quarterly period, ratably in proportion to the respective annual dividend rates per annum fixed therefor. Dividends will also be payable upon any date of redemption and upon the final distribution date relating to our dissolution, liquidation or winding up.

    Conversion Rights.  The Series A preferred stock is not convertible into or exchangeable for any of our other property or securities.

    Liquidation Rights.  Upon our voluntary or involuntary liquidation, winding up or dissolution (in connection with our bankruptcy or insolvency or otherwise), the holders of Series A preferred stock will be entitled to receive, out of the assets available for distribution to our stockholders, in preference to any payment or distribution to the holders of our common stock or any other stock ranking junior to the Series A preferred stock, as to dividends, liquidation, dissolution or winding up, $1,000 per share (the "Liquidation Preference") plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid on each share up to and including the date of final distribution to the holders. After the Liquidation Preference and all accrued and unpaid dividends have been paid on the Series A preferred stock, the remaining assets will be paid to the holders of common stock and other junior classes of stock in accordance with their respective priority, if any. In the event our net assets are insufficient to pay the holders of the Series A preferred stock the full amount of their preference set forth above and the holders of any other series of our capital stock ranking on a parity with the Series A preferred stock the liquidating payments to which they are entitled, then our remaining net assets will be divided among and paid to the holders of the shares of Series A preferred stock and any other shares of our capital stock ranking on a parity with the Series A preferred stock ratably per share in proportion to the full per share amounts to which they would be entitled if all amounts payable thereon were paid in full, and the holders of our common stock and other junior classes of stock will receive nothing. Neither a merger or consolidation of Ascent Energy with or into any other corporation or entity nor the sale of all or substantially all of our assets will be deemed to be a liquidation, dissolution or winding up for purposes of determining whether the holders of the Series A preferred stock are entitled to receive the Liquidation Preference as described above.

    Redemption.  The Series A preferred stock is redeemable, at our sole option and election, in whole or in part, at any time and from time to time, for cash. In addition, the Series A preferred stock is mandatorily redeemable for cash, from any source of funds legally available therefore, on the fifth anniversary of the date of issuance. The cash redemption price per share will be equal to 100% of the liquidation preference, $1,000 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid on each share up to and including the date fixed for redemption, in immediately available funds.

    At least 20 but not more than 60 days before the redemption date, notice of redemption will be mailed to each holder of record of the Series A preferred stock to be redeemed, at the address shown on our stock transfer books. If fewer than all the outstanding shares of Series A preferred stock are to be redeemed, we will select those shares to be redeemed pro rata. After the redemption date, dividends will cease to accrue on the shares of Series A preferred stock called for redemption. In addition, all rights of the holders of these shares will terminate except the right to receive the redemption price therefor. There is no mandatory sinking or retirement fund obligation with respect to the Series A preferred stock.

    Change of Control Redemption.  Upon the occurrence of a "change of control" of Ascent Energy (as discussed below), each holder of Series A preferred stock will have the right to require us to redeem the Series A preferred stock, in cash at a price per share equal to 101% of the liquidation preference, or $1,010 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid on each share up to and including the date fixed for redemption. For purposes of the change of control redemption, a "change of control" means the occurrence of any of the following:

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  any person or group acquires more than a majority of the voting power of all classes of our voting stock; or

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  the direct or indirect sale, lease, exchange or other transfer of all or substantially all of our assets to any person or group, other than our subsidiary or other affiliate; or

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  the consummation of any consolidation or merger of Ascent Energy with or into another entity with the effect that our stockholders hold less than 51% of the combined voting power of the outstanding securities of the surviving entity; or

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  during any consecutive two-year period, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election to the board of directors or whose nomination for election by the stockholders of Ascent Energy, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

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  we are liquidated or dissolved or adopt a plan of liquidation or dissolution.

    We will give written notice of the occurrence of a change of control of Ascent Energy (addressed to each holder of our Series A preferred stock at its address as it appears on our stock transfer books) not earlier than 60 nor less than 20 days before the date of such occurrence. The notice will specify the date for redemption payments to be made, which will be a date not later than the date of the occurrence of the change of control.

    Voting Rights.  Holders of the Series A preferred stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Series A preferred stock will be entitled to one vote. We will not, without the affirmative vote of holders of at least a majority of the outstanding shares of Series A preferred stock, voting together as a single class, amend or waive any of the provisions of our certificate of incorporation or the related certificate of designations, so as to materially and adversely affect any right, preference or privilege of the Series A preferred stock or the holders thereof. Any increase in the amount of authorized preferred stock or the creation or issuance of other series of preferred stock, in each case ranking on a parity with or junior to the Series A preferred stock, will not be deemed to materially and adversely affect such rights, preferences or privileges. However, the authorization or issuance of additional shares of Series A preferred stock or the creation or issuance of other series or classes of preferred stock ranking prior to the Series A preferred stock will be deemed to materially and adversely affect such rights, preferences and privileges.

    Other Provisions.  The shares of Series A preferred stock, when issued, will be duly and validly issued, fully paid and nonassessable. The holders of Series A preferred stock have no preemptive rights with respect to any of our securities. The Series A preferred stock has not been approved for listing on any stock exchange.

  8% Series B Convertible Preferred Stock

    General.  We have designated 5,500,000 shares of a new series of 8% convertible preferred stock, par value $0.001 per share. We have attached the certificate of designations of our 8% Series B Convertible Preferred Stock as Annex E to this prospectus.

    The Series B preferred stock has a par value of $0.001 per share, with a liquidation preference of $2.50 per share. It is convertible at the option of the holder at any time, unless earlier redeemed, into shares of our common stock at an initial conversion rate of 0.1878395 shares of common stock per share of Series B preferred stock. The Series B preferred stock will automatically convert into common stock at an initial conversion rate of 0.1878395 shares of common stock for each share of Series B preferred stock on the second anniversary date of the initial date of issuance (the "Mandatory Conversion Date").

    The Series B preferred stock ranks on a parity with our Series A preferred stock, senior to or on a parity with all other classes and series of our preferred stock, and senior to our common stock as to the payment of dividends and the distribution of the assets upon our liquidation, dissolution or winding up. There are no shares of Series B preferred stock outstanding as of the date hereof.

    Dividend Rights.  Holders of shares of the Series B preferred stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available therefor, cash dividends at the annual rate of 8% or $0.20 per share. Dividends are payable quarterly and promptly after the tenth business day of each January, April, July and October of each year, commencing on July 10, 2001. Dividends will be payable to holders of record as they appear on our stock transfer books on those record dates as are fixed by our board of directors.

    Dividends will begin to accrue on outstanding shares of Series B preferred stock and to accumulate from the initial date of issuance, whether or not earned or declared. Dividends for any period less than a full quarterly period will be computed on the basis of a 365-day year for the actual number of days elapsed. Dividends will accrue whether or not there will be, at the time any such dividend becomes payable or at any other time, profits, surplus or other funds of legally available for the payment of dividends. Dividends will cease to accrue on the shares of Series B preferred stock on the date of their earlier conversion or redemption. Accumulations of dividends on shares of Series B preferred stock will not bear interest.

    No dividend will be declared on any other series or class or classes of stock to which the Series B preferred stock ranks prior or on a parity with as to dividends or liquidation, in respect of any quarterly period, nor will any shares of any such series or class be redeemed, purchased or otherwise acquired for any consideration, or any money be paid into any sinking fund or otherwise set apart for the purchase of any such shares, unless there will have been or contemporaneously are declared and paid on all shares of the Series B preferred stock at the time outstanding dividends for all quarterly periods coinciding with or ending before such quarterly period, ratably in proportion to the respective annual dividend rates per annum fixed therefor. Dividends will also be payable upon any date of redemption and upon the final distribution date relating to our dissolution, liquidation or winding up.

    Optional Conversion Rights.  The Series B preferred stock is convertible at the option of the holder at any time prior to the Mandatory Conversion Date, unless earlier redeemed, into shares of our common stock at an initial conversion rate of 0.1878395 shares of common stock per share of Series B preferred stock. The conversion rate is subject to adjustment upon any subdivision, combination, consolidation, reorganization, reclassification, exchange or substitution of our common stock. If shares of Series B preferred stock are earlier called for redemption, the conversion right with respect thereto will terminate at the close of business on the date fixed for redemption. Fractional shares of common stock will not be issued upon conversion of the Series B preferred stock, but the number of shares of common stock to be issued will be rounded up to the nearest whole share.

    Holders of Series B preferred stock at the close of business on a record date for any payment of declared dividends will be entitled to receive the dividends so declared on the corresponding dividend payment date notwithstanding the optional conversion of such shares following such record date and prior to such dividend payment date. Except as provided above, upon any optional conversion of shares of Series B preferred stock, we will make no payment of or allowance for unpaid dividends, whether or not in arrears, on such shares of Series B preferred stock as to which optional conversion has been effected, or previously declared dividends or distributions on the shares of common stock issued upon such optional conversion. As promptly as practicable after the surrender of the Series B preferred stock, we will issue and deliver to such holder certificates for the number of shares of common stock issuable upon the conversion of the Series B preferred stock.

    Fundamental Change Transaction.  In case of any transaction (including a merger, consolidation, statutory share exchange, sale of all or substantially all of our assets or the recapitalization of our common stock), in each case as a result of which shares of our common stock (or any other of our securities then issuable upon conversion of the Series B preferred stock) will be converted into the right to receive stock, securities or other property (including cash or any combination thereof) (each of the foregoing transactions being referred to as a "Fundamental Change Transaction"), then, lawful and fair provision will be made whereby the shares of Series B preferred stock will, immediately prior to the consummation of the Fundamental Change Transaction, convert and the holders of Series B preferred stock will have the right to receive, upon the basis and upon the terms and conditions specified in connection with such Fundamental Change Transaction and in lieu of the shares of our common stock receivable upon the conversion of such shares, such shares of stock, securities or other property (including cash or any combination thereof) as may be issued or payable with respect to or in exchange for the number of outstanding shares of such common stock equal to the number of shares of such stock immediately theretofore receivable upon the conversion of shares of Series B preferred stock, had such Fundamental Change Transaction not taken place, plus an amount in cash equal to all accrued and unpaid dividends (whether or not earned or declared) on such shares of Series B preferred stock (other than previously declared dividends payable to a holder of record as of a prior date) to and including the effective date of the Fundamental Change Transaction, whether or not declared, out of funds legally available for the payment of dividends. We will not effect any Fundamental Change Transaction unless prior to the consummation thereof the successor corporation (if other than us) resulting from such consolidation or merger, or the corporation purchasing such assets, will assume by written instrument the obligation to deliver to the holders of Series B preferred stock such shares of stock, securities, or assets as such holder would be entitled to acquire in accordance with the foregoing provisions. If the Series B preferred stock becomes subject to conversion into any securities other than shares of our common stock, thereafter the number of such other securities so issuable upon conversion of the shares of Series B preferred stock will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Series B preferred stock described above.

    Notices.  At least 20 days prior to:

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  declaring or paying any dividend to holders of our common stock;

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  effecting any capital reorganization, or reclassification of our common stock, or consolidation or merger with, or sale of all or substantially all of our assets to, another corporation or other entity;

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  any voluntarily or involuntarily dissolution, liquidation or winding-up of Ascent Energy;

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  any other Fundamental Change Transaction; or

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  any other event that would cause an adjustment to the conversion rate of the Series B preferred stock;

we will give written notice to each holder of Series B preferred stock of the date on which our books will close or records will be taken for such dividend or distribution or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up or Fundamental Change Transaction. This notice will also specify, in the case of any such dividend or distribution, the date on which the holders of common stock will be entitled thereto.

    In addition, at least 30 days prior to any reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up or Fundamental Change Transaction known to the Company, we will give written notice of the date (or if not then known, a reasonable approximation thereof) when the same will take place. This notice will also specify the date on which the holders of common stock will be entitled to receive their shares of stock, securities or other property deliverable upon the reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up or Fundamental Change Transaction.

    Mandatory Conversion.  Unless previously converted at the option of the holder, the Series B preferred stock will automatically convert into common stock at an initial rate of 0.1878395 shares of common stock for each share of Series B preferred stock on the Mandatory Conversion Date. In addition, the Series B preferred stock will mandatorily convert into shares of common stock at the same rate upon the consummation of an initial public offering by Ascent Energy, as defined in the related certificate of designations. In connection with any mandatory conversion, holders will have the right to receive an amount in cash equal to all accrued and unpaid dividends (whether or not earned or declared) on the shares of Series B preferred stock (other than previously declared dividends payable to a holder of record as of a prior date) to and including the conversion date, whether or not declared, out of funds legally available for the payment of dividends. Dividends on the Series B preferred stock will cease to accrue and the shares will cease to be outstanding on the conversion date.

    Liquidation Rights.  Upon our voluntary or involuntary liquidation, winding up or dissolution (in connection with our bankruptcy or insolvency or otherwise), the holders of Series B preferred stock will be entitled to receive, out of the assets available for distribution to our stockholders, in preference to any payment or distribution to the holders of our common stock or any other stock ranking junior to the Series B preferred stock, as to dividends, liquidation, dissolution or winding up, $2.50 per share (the "Liquidation Preference") plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid on each share up to and including the date of final distribution to the holders. After the Liquidation Preference and all accrued and unpaid dividends have been paid on the Series B preferred stock, the remaining assets will be paid to the holders of common stock and other junior classes of stock in accordance with their respective priority, if any. In the event our net assets are insufficient to pay the holders of the Series B preferred stock the full amount of their preference set forth above and the holders of any other series of our capital stock ranking on a parity with the Series B preferred stock the liquidating payments to which they are entitled, then our remaining net assets will be divided among and paid to the holders of the shares of Series B preferred stock and any other shares of our capital stock ranking on a parity with the Series B preferred stock ratably per share in proportion to the full per share amounts to which they would be entitled if all amounts payable thereon were paid in full, and the holders of our common stock and other junior classes of stock will receive nothing. Neither a merger or consolidation of Ascent Energy with or into any other corporation or entity nor the sale of all or substantially all of our assets will be deemed to be a liquidation, dissolution or winding up for purposes of determining whether the holders of the Series B preferred stock are entitled to receive the Liquidation Preference as described above.

    Redemption at the Option of Ascent Energy.  The Series B preferred stock is redeemable, at our option, in whole or in part, at any time and from time to time, for cash. The cash redemption price per share will be equal to 100% of the liquidation preference, $2.50 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid on each share up to and including the date fixed for redemption, in immediately available funds. There is no mandatory sinking or retirement fund obligation with respect to the Series B preferred stock.

    At least 20 but not more than 60 days before the redemption date, notice of redemption will be mailed to each holder of record of the Series B preferred stock to be redeemed, at the address shown on our stock transfer books. If fewer than all the outstanding shares of Series B preferred stock are to be redeemed, we will select those shares to be redeemed pro rata. After the redemption date, dividends will cease to accrue on the shares of Series B preferred stock called for redemption. In addition, all rights of the holders of these shares will terminate except the right to receive the redemption price therefor and the right to convert these shares into shares of our common stock until the close of business on the redemption date.

    Voting Rights.  Holders of the Series B preferred stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Series B preferred stock will be entitled to one vote. We will not, without the affirmative vote of holders of at least a majority of the outstanding shares of Series B preferred stock, voting together as a single class, amend or waive any of the provisions of our certificate of incorporation or the related certificate of designations, so as to materially and adversely affect any right, preference or privilege of the Series B preferred stock or the holders thereof. Any increase in the amount of authorized preferred stock or the creation or issuance of other series of preferred stock, in each case ranking on a parity with or junior to the Series B preferred stock, will not be deemed to materially and adversely affect such rights, preferences or privileges. However, the authorization or issuance of additional shares of Series B preferred stock or the creation or issuance of other series or classes of preferred stock ranking prior to the Series B preferred stock will be deemed to materially and adversely affect such rights, preferences and privileges.

    Other Provisions.  The shares of Series B preferred stock, when issued, will be duly and validly issued, fully paid and nonassessable. The holders of Series B preferred stock have no preemptive rights with respect to any of our securities. The Series B preferred stock has not been approved for listing on any stock exchange. The registrar, transfer agent, conversion agent and dividend disbursing agent for the Series B preferred stock and the transfer agent and registrar for the common stock issuable upon conversion thereof will be Mellon Investor Services LLC.

Common Stock

    Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters on which stockholders are entitled to vote. In general, the affirmative vote of a majority of the votes entitled to be cast is sufficient for actions that require the vote or concurrence of stockholders. Stockholders may not cumulate votes for the election of directors.

    Subject to any preferences accorded to the holders of our preferred stock, holders of our common stock are entitled to dividends at such times and in such amounts as the board of directors may determine. We have never paid cash dividends on our common stock and do not intend to pay dividends for the foreseeable future. In addition, our new credit facility will contain provisions that limit our ability to pay dividends on our common stock. Upon our dissolution, liquidation or winding up, after payment of debts, expenses and the liquidation preference plus any accrued and unpaid dividends on any outstanding shares of preferred stock, the holders of common stock will be entitled to receive our remaining assets ratably in proportion to the number of shares held by them.

    Holders of our common stock have no preemptive, subscription, cumulative voting, redemption or conversion rights and are not subject to further calls or assessments, or rights of redemption by Ascent Energy. Our outstanding shares of common stock are, and the shares of common stock issuable upon conversion of the preferred stock and the warrants will be, validly issued, fully paid and nonassessable.

Warrants

    General.  Subject to final determination by the board of directors, the warrants will entitle the holders thereof to purchase an aggregate of approximately 4,365,517 shares of our common stock and will expire on June 1, 2011 (the "Warrant Expiration Date"). The board has sought the advice of an independent third party financial advisor to help determine the terms of the warrants. The warrants will be exercisable at a price per share to be established by our board of directors. The holders of the warrants will be entitled to exercise all or a portion of their warrants at any time after the date of issuance, and on or prior to the Warrant Expiration Date, at which time all unexercised warrants will expire. If our common stock is traded on a national securities exchange or quoted on the Nasdaq Stock Market, each holder will have the option, in lieu of exercising their warrants for cash, to receive shares of our common stock with an attributed value per share equal to the average of the difference between the daily last sales price reported on the primary national securities exchange, Nasdaq Stock Market or over-the-counter market on which our common stock has been traded or quoted for the preceding 20 business days and the exercise price for each warrant. This summary does not purport to be a complete description of the warrants and is subject to the detailed provisions of, and qualified in its entirety by reference to, the warrants (including the definitions contained therein).

    Merger or Consolidation of Ascent Energy.  In case of any consolidation of Ascent Energy with or merger of Ascent Energy into another corporation or entity, or in the case of any sale or conveyance to another person of the property of Ascent Energy as an entirety or substantially as an entirety, the successor or purchasing entity will execute and deliver to the holders of the warrants an agreement that the holders will have the right thereafter upon payment of the exercise price in effect immediately prior to such action to purchase upon the exercise of each warrant the kind and amount of shares and other securities and property such holders would have owned or would have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had their warrants been exercised immediately prior to such action.

    Adjustments of Stock Unit or Exercise Price.  The number of shares of common stock issuable upon exercise of a warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a stock dividend on our capital stock, the subdivision of our outstanding shares of common stock, the combination of our outstanding shares of common stock into a smaller number of shares, and the issuance of any shares of our capital stock in a reclassification of our common stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur, provided that no adjustment will be required until such time as the adjustment would be more than one percent. Any adjustments not required to be made because such adjustment would be less than one percent will be carried forward and taken into account in any subsequent adjustment. Whenever the number of shares of our common stock issuable upon the exercise of the warrants is adjusted, the exercise price will be adjusted by multiplying the exercise price immediately prior to such adjustment by a fraction, the numerator of which is the number of shares purchasable upon the exercise of the warrants and the denominator of which is the number of shares purchasable immediately after such adjustment.

    Amendment.  The terms of the warrants may be amended, and the observance of any term of the warrants may be waived, but only with the written consent of the Company and the holders of the warrants.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

    Certain provisions of our certificate of incorporation and bylaws and certain provisions of the Delaware General Corporation Law (the "DGCL"), which are described below, may have the effect, either alone, in combination with each other, or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of Ascent Energy that our board of directors deems undesirable.

    Classified Board of Directors.  Our certificate of incorporation divides our directors into three classes serving staggered three-year terms. As a result, stockholders will elect approximately one-third of the board of directors each year. This provision, when coupled with the provision of our certificate of incorporation authorizing only the board of directors to fill vacant or newly created directorships that result from an increase the size of the board and the requirement that our directors may only be removed for cause, may deter a stockholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directorships and simultaneously filling the vacancies or newly created directorships with its own nominees.

    Advance Notice of Stockholder Nominations and Stockholder Business.  Our bylaws permit a stockholder to nominate a person for election as a director or bring other matters before a stockholders' meeting only if written notice of such stockholder's intent, including such information regarding the nominee as would be required to be included in our proxy statement, has been given to our secretary, generally no less than 120 days or more than 270 days prior to the date upon which we mailed notice and/or proxy materials in connection with the previous year's annual meeting. Any stockholder nomination or proposal that fails to comply with these requirements may be disqualified. These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

    Written Consent of Stockholders.  Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken at a duly called meeting of stockholders or by the written consent of stockholders owning the minimum number of shares required to approve the action.

    Special Meetings of Stockholders.  Our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors, by the resolution of a majority of our board of directors, or, as described below, by the Secretary. A special meeting must be called by the Secretary when a written request is delivered to such officer by the holders of at least 10% of the issued and outstanding stock entitled to vote at such meeting.

    Limitation of Liability.  Our directors will not be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

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  for any breach of his or her duty of loyalty to our company or our stockholders;

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  for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

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  for unlawful payment of a dividend or unlawful stock purchases or redemptions; or

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  for any transaction from which he or she derived an improper personal benefit.

    As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

    Renouncement of Business Opportunities.  Our certificate of incorporation provides that stockholders who are entitled to cast 25% or more of our total voting power may engage or invest in businesses that compete with ours. Our certificate of incorporation also provides that we renounce any interest in any such business opportunities.

    Moreover, our certificate of incorporation provides that if an opportunity in our line of business is presented to a person who is an officer, director or other affiliate of one of our significant stockholders, including any of those individuals who also serves as a director, officer or employee of our company:

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  no such officer, director or other affiliate of our significant stockholder has any obligation to communicate or present the opportunity to us; and

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  such entity or individual may pursue the opportunity as that entity or individual sees fit, unless it was presented to such individual solely in that person's capacity as a director, officer or employee of our company.

    Thus, for example, a significant stockholder and its affiliates, including its director nominees, may pursue opportunities in the oil and gas exploration and development industry for its own account or present such opportunities to other persons. Accordingly, a significant stockholder will not have any obligation to offer such opportunities to us, even if the failure to provide such opportunity would have a competitive impact on us.

    These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least a majority of our total voting power.

    Delaware Anti-Takeover Statute.  We are also subject to Section 203 of the DGCL, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by

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  the board of directors prior to the time the interested stockholder obtained such status, or

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  the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

    The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of Ascent Energy that are not approved by our board of directors. These provisions may deprive the stockholders of opportunities to sell shares of common stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of us or a business combination with us to negotiate or terms acceptable to our then elected board of directors.

COMPARISON OF STOCKHOLDERS' RIGHTS

    The rights of Pontotoc stockholders are currently governed by the Nevada General Corporation Law and Chapter 92A of the Nevada Revised Statutes, referred to together as the NGCL, and Pontotoc's articles of incorporation and bylaws. Stockholders of Pontotoc who exchange their shares in the offer, will, upon completion of the offer, become holders of our Series B preferred stock, and their rights as such will be governed by the certificate of designations of our Series B preferred stock in addition to the Delaware General Corporation Law or DGCL and our certificate of incorporation and bylaws. Holders of our Series B preferred stock have an option to convert their shares of preferred stock into shares of our common stock. As a result, this comparison of stockholder rights includes a discussion of our common stock. Moreover, until such time of conversion, holders of our Series B preferred stock will have different rights than holders of our common stock, including different conversion, liquidation, redemption, dividend and voting rights. For a more detailed discussion of these rights of the Series B preferred stock, see the section entitled "Description of Ascent Energy Capital Stock—Preferred Stock—8% Series B Convertible Preferred Stock" beginning on page 85.

    The NGCL and the DGCL are similar in many respects. The following is a summary of the material differences between the rights of Pontotoc stockholders and the rights of our stockholders. You may want to look at the NGCL and the DGCL and the governing documents described above for the complete provisions. This summary is qualified in its entirety by reference to the NGCL, the DGCL, Pontotoc's articles of incorporation and bylaws, and our certificate of incorporation and bylaws and the certificate of designations of our Series B preferred stock.

Ascent Energy		Pontotoc

Authorized Capital Stock

•	20,000,000 shares of common stock, $0.001 par value per share	•	100,000,000 shares of common stock, $0.0001 par value per share
•	10,000,000 shares of preferred stock, $0.001 par value per share	•	5,000,000 shares of preferred stock, $0.0001 par value per share

Voting Rights

•	Common Stock. Our certificate of incorporation provides that the holders of common stock shall exclusively possess all voting power, except to the extent the board grants voting rights to any series of preferred stock in connection with the creation thereof.	•	Pontotoc's articles of incorporation provide that each outstanding share of common stock is entitled to one vote on each matter submitted to a vote of stockholders.

•	Preferred Stock. The certificate of designations of our Series B preferred stock provide that holders of our Series B preferred stock are not entitled to vote such shares, except in limited circumstances. The affirmative vote of the holders of not less than a majority of the shares of Series B preferred stock outstanding, voting together as separate classes, is required to amend or waive any of the provisions of our certificate of incorporation or the certificate of designations in a way that materially and adversely affects any right, preference or privilege of our Series B preferred stock or the holders thereof. In all cases where the holders of our Series B preferred stock have the right to vote such shares, such holders are entitled to one vote per share.

Class of Directors

•	Our certificate of incorporation provides for a classified board of directors divided into three classes, staggered elections and three-year terms.	•	Pontotoc's articles of incorporation do not provide for a classified board.

Removal of Directors

•	Since we have a classified board of directors and our certificate of incorporation does not provide that a director may be removed without cause, our directors may only be removed for cause by the affirmative vote of holders of not less than a majority of the total number of such votes that are entitled to be cast with respect to this matter, voting together as a single class.	•	Pontotoc's bylaws provide that any or all of the directors may be removed with or without cause only by the holders of at least two-thirds of the voting power of the outstanding stock of the corporation. Additionally, one or more of the directors may be removed for cause by the board of directors.

Nomination of Directors for Election and Submission of Stockholder Proposals

•	Our bylaws require that stockholders provide advance notice of nomination of directors and stockholder proposals. Notice for an annual meeting must be made in writing and received by us not more than 270 days and not later than 120 days in advance of the first anniversary of the date on which we mailed notice and/or proxy materials in connection with the preceding year's annual meeting. If the date of the annual meeting or a special meeting is scheduled to be held either 30 days earlier or later than the preceding year's annual meeting, then notice must be received by us within 15 days of the earlier of the date on which notice of such meeting is first mailed to stockholders or public disclosure of the meeting is made.	•	Pontotoc's articles of incorporation and bylaws do not specify advance notice procedures for the nominations of directors for election and submission of stockholder proposals by the stockholders.

Anti-Takeover Provisions

The DGCL contains a business combination statute that protects domestic corporations from hostile takeovers, and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation.
Section 203 of the DGCL prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an "interested stockholder" who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless:
•  the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;
•  after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (1) shares held by officers and directors of interested stockholders and (2) shares held by specified employee benefit plans; or
•  after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.
A Delaware corporation may elect not to be governed by Section 203 by a provision contained in its original certificate of incorporation or an amendment thereto or to the bylaws, which amendment must be approved by a majority of the shares entitled to vote. We have not made such an election.

Sections 78.411 to 78.444 of the NGCL restrict the ability of a domestic corporation to engage in any combination with an interested stockholder for three years after the interested stockholder's date of acquiring the shares that cause the stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder is approved by the board of directors before that date. If the combination was not previously approved, the interested stockholder may effect the combination after the three-year period only if that stockholder receives approval from a majority of the disinterested shares or the offer meets various fair price criteria. An "interested stockholder" means any person who is:
•  the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation; or
•  an affiliate or associate of the corporation who at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation.
The above provisions do not apply to any combination involving a corporation:
•  whose original articles of incorporation expressly elect not to be governed by such provisions;
•  which does not, as of the date of acquiring shares, have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934, unless the corporation's articles of incorporation provide otherwise;
•  whose articles of incorporation were amended to provide that the corporation is subject to the above provisions and which did not have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act on 1934 on the effective date of that amendment, if the combination is with an interested stockholder whose date of acquiring shares is before the effective date of such amendment.

Pontotoc's articles of incorporation do not "opt out" of these provisions.
The NGCL also contains an acquisition of controlling interest statute. Under sections 78.378 to 78.3793 of the NGCL, a person that acquires or offers to acquire ownership of "control shares" of a corporation (defined as shares obtained in a transaction in which the acquiring person reaches the 20%, 33% or majority ownership levels) has the right to vote those shares and shares acquired within the previous 90 days, only to the extent granted by a resolution of the stockholders approved at a special or annual meeting.
The corporation shall, within 50 days after delivery by the acquiring person of certain disclosures, hold a special meeting to consider a resolution authorizing voting rights for the control shares. Unless the corporation's articles of incorporation provide otherwise, a resolution granting voting rights must be approved by a majority vote.
The corporation may adopt a provision in its articles of incorporation or bylaws allowing mandatory redemption of the control shares if (1) the acquiring party fails to make certain disclosures within ten days of acquiring the control shares or (2) the control shares are not accorded full voting rights at the meeting at which the issue is considered.
Unless the articles of incorporation or bylaws otherwise provide, if the acquiring party has (1) acquired a majority (or larger) stake and (2) been accorded full voting rights, any holder that did not vote in favor of granting voting rights is entitled to put his or her shares to the corporation for "fair value" (defined as the highest price paid by the acquiring party for control shares).
These provisions of the acquisition controlling interest apply to any acquisition of a controlling interest unless the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply to the corporation. Pontotoc's bylaws have been amended to provide that the acquisition of controlling interest statute does not apply to it.

Dividends

    Delaware corporations may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Our bylaws provide that dividends may be declared by the board of directors at any regular or special meeting, in accordance with the DGCL.
    Stockholders have the right to receive dividends if and when declared by the board. Dividends may be paid in cash, property or shares of capital stock.
The certificate of designations of our Series B preferred stock provides that holders of our Series B preferred stock are entitled to receive, in preference to any other series or class of stock to which the Series B preferred stock ranks prior, and contemporaneously with any series or class of stock ranking in a parity with the Series B preferred stock, any dividends declared by our board of directors. The holders of our Series B preferred stock are entitled to receive, out of legally available funds, preferential cumulative dividends from the issuance date of the shares at the annual rate of 8% of the liquidation preference of $2.50 per share.
Except as otherwise provided in the corporation's articles of incorporation, Nevada law authorizes the corporation to make distributions to its stockholders, unless:
•  the corporation would not be able to pay its debts as they become due in the usual course of business, or
•  the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.
Pontotoc's articles of incorporation contain no restrictions on the declaration or payment of dividends.

Inspection of Stockholder Lists

Delaware law allows any stockholder to inspect the stock ledger and the other books and records of a corporation for a purpose reasonably related to that person's interest as a stockholder.	Under Nevada law, any person who has been a stockholder of record of a corporation for at least six months, or any person holding or representing at least five percent of its outstanding shares, upon at least five days' written demand, may inspect its stock ledger and make copies from it. A corporation must allow stockholders of record who own or represent at least fifteen percent of a corporation's shares the right, upon at least five days' written demand, to inspect the books of accounting and financial records of the corporation, to make copies from them and to conduct an audit of those records, except that any corporation listed and traded on any recognized stock exchange or any corporation that furnishes to its stockholders a detailed, annual financial statement is exempt from this requirement.

Indemnification

    The DGCL provides that, subject to certain limitations in the case of "derivative" suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorney's fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:
•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and
•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
    To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify the person for reasonable expenses incurred.
    The DGCL provides that expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Neither our certificate of incorporation or bylaws require the advancement of expenses.
Our certificate of incorporation provides that our board of directors may adopt bylaws or resolutions, or cause us to enter into contracts, providing for indemnification of officers and directors and other persons to the fullest extent authorized by the DGCL.

    The NGCL provides that, subject to certain limitations in the case of "derivative" suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorney's fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:
•  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests, provided that the termination of any action or suit by judgment, order, settlement, conviction or on a plea of Nolo Contendre does not create a presumption by itself that the person did not act in good faith, and
•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
    To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the NGCL to indemnify the person for reasonable expenses incurred.
    Under the NGCL, the articles of incorporation, bylaws or an agreement made by the corporation may provide that the corporation must pay advancements of expenses in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Neither Pontotoc's articles of incorporation nor its bylaws require the advancement of expenses.

    Our bylaws provide that except with respect to an action or claim commenced by a director or officer against us or by a director or officer as a derivative action by or in our right that has not been authorized by our board of directors. We shall indemnify, defend and hold harmless any director or officer against expenses reasonably incurred or suffered in connection with any claim against a director or officer, if (i) the director or officer is successful on the merits or (ii) the director or officer has been found by a determining body, consisting of either impartial directors, independent legal counsel or the stockholders, to have met the appropriate standard of conduct (as determined in accordance with the procedures set forth in the bylaws). Our bylaws also set forth procedures under which a director or officer must seek indemnification from us.
In addition, we have entered into indemnity agreements with each of our directors, which provide for indemnification of directors.	Pontotoc's articles of incorporation provide that Pontotoc is authorized to provide indemnification of its directors, officers, employees and agents in excess of the indemnification expressly permitted by the NGCL for breach of duty to Pontotoc and its stockholders, subject only to the applicable limits upon such indemnification as set forth in the NGCL.
Pontotoc's bylaws are silent on the issue of indemnification.

Limitations on Directors' and Officers' Liability

    Our certificate of incorporation provides that a director (including an officer who is also a director) shall not be liable personally to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of:
•  any breach of the director's duty of loyalty to us or our stockholders;
•  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•  payment of a dividend or approval of a stock repurchase in violation of Section 174 of the DGCL; or
•  any transaction from which the director derived an improper personal benefit.
This provision protects our directors against personal liability for monetary damages from breaches of their duty of care. It does not eliminate the director's duty of care and has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director's breach of his or her duty of care. Unlike Pontotoc's articles of incorporation, our certificate of incorporation only protects officers who are also directors.

  Pontotoc's articles of incorporation provide that, to the fullest extent permitted by the NGCL, a director or officer of Pontotoc shall not be personally liable to Pontotoc or any of its stockholders for damages for breach of fiduciary duty as a director or officer, except for liability arising out of:
•  acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or
•  payment of a dividend in violation of Section 78.300 of the NGCL.

Transactions Involving Officers or Directors

    A Delaware corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. Any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either:
•  the director's or officer's interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith, or
• the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders
    Under Nevada law, there is no specific provision concerning loans or guarantees. However, under the NGCL and Pontotoc's articles of incorporation, any contract or transaction between Pontotoc and one or more of its officers and directors or between Pontotoc and any corporation, firm or association in which one or more of its directors or officers are directors or officers or financially interested is not void or voidable solely because of such relationship or interest or solely because such director or officer was present at a meeting or joined in the execution of a written consent or votes in favor of the transaction if:
•  the director's or officer's interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith, or the director's or officer's interest is not known to the director or officer at the time the transaction was approved;
•  the director's or officer's interest is not known to the director or officer at the time the transaction was approved; or
• the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

LEGAL MATTERS

    The validity of our securities offered hereby will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.

INDEPENDENT ACCOUNTANTS

    The balance sheet of Ascent Energy Inc. included herein as of January 19, 2001 has been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such report.

    The financial statements of Forman Petroleum Corporation as of December 31, 2000 and 1999, and for the three years in the period ended December 31, 2000 included herein have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such report.

    The financial statements of Pontotoc Production, Inc. as of March 31, 1999 and 2000, and for the two years then ended, have been audited by Grant Thornton LLP, independent public accountants, as stated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such report.

RESERVE ENGINEERS

    Information relating to Ascent Energy's estimated proved oil and gas reserves and the related statements of future cash flows and present values of future net revenues thereof and other related calculations as of December 31, 2000, have been prepared by Netherland, Sewell & Associates, Inc., and we have included it in this prospectus and in the notes to our financial statements in reliance on the authority of said firm as experts in petroleum engineering.

    Information relating to Pontotoc's estimated proved oil and gas reserves and the related statements of future cash flows and present values of future net revenues thereof and other related calculations as of March 31, 2000, have been prepared by Fletcher Lewis Engineering Inc., and has been included or incorporated in this prospectus and in the notes to Pontotoc's financial statements in reliance on the authority of said firm as experts in petroleum engineering.

INDEX TO FINANCIAL STATEMENTS

Page
Ascent Energy Inc.
Report of Independent Public Accountants	F-2
Balance Sheet as of January 19, 2001	F-3
Notes to Balance Sheet	F-4
Forman Petroleum Corporation
Report of Independent Public Accountants	F-6
Balance Sheet as of the Years Ended December 31, 2000 and 1999	F-7
Statements of Operations for the Three Years in the Period Ended December 31, 2000	F-8
Statements of Stockholders' Equity (Deficit) for the Three Years in the Period Ended December 31, 2000	F-9
Statements of Cash Flows for the Three Years in the Period Ended December 31, 2000	F-10
Notes to Financial Statements	F-11
Pontotoc Production, Inc.
Report of Independent Certified Public Accountants	*
Balance Sheets as of March 31, 2000 and 1999, and December 31, 2000	*
Statements of Earnings for the Years Ended March 31, 2000 and 1999, and the Nine Months Ended December 31, 2000 and 1999	*
Statement of Stockholders' Equity for the Years Ended March 31, 2000 and 1999	*
Statements of Cash Flows for the Years Ended March 31, 2000 and 1999, and the Nine Months Ended December 31, 2000 and 1999	*
Notes to Financial Statements	*

*
See Pontotoc's Form 10-KSB and Form 10-QSB/A attached hereto as Annexes C and D, respectively.

F–1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Stockholders of Ascent Energy Inc.:

    We have audited the accompanying balance sheet of Ascent Energy Inc. (a Delaware corporation) as of January 19, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Ascent Energy Inc. as of January 19, 2001, in conformity with accounting principles generally accepted in the United States.

                      ARTHUR ANDERSEN LLP

New Orleans, Louisiana
March 12, 2001

F–2

ASCENT ENERGY INC.

BALANCE SHEET

JANUARY 19, 2001

ASSETS
TOTAL ASSETS	$—
LIABILITIES AND STOCKHOLDERS' INVESTMENT
TOTAL LIABILITIES	$—
STOCKHOLDERS' INVESTMENT
Common stock	1
Additional paid-in capital	999
Stock subscriptions	(1,000)

TOTAL STOCKHOLDERS' INVESTMENT	—

TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT	$—

The accompanying notes are an integral part of this balance sheet.

F–3

ASCENT ENERGY INC.

NOTES TO BALANCE SHEET

JANUARY 19, 2001

     1. ORGANIZATION, RESTRUCTURING AND MERGER

Organization

    Ascent Energy Inc., a Delaware corporation (the Company), was organized on January 9, 2001, to acquire, through its wholly-owned subsidiary (Pontotoc Acquisition Corp.), Pontotoc Production, Inc. (Pontotoc). The Company has had no operations subsequent to its organization other than actions incidental to the acquisition of Pontotoc. The Company's outstanding common stock is represented by 1,000 subscribed, but unpaid, shares of $0.001 par value stock owned in equal halves by TCW Shared Opportunity Fund III, L.P. (TCW), an affliliate of TCW Asset Management Corporation, and Jefferies & Company, Inc. (Jefferies), who also together own controlling interest, subject to certain restrictions, in Forman Petroleum Corporation. The Company expects to engage in the exploration, development and production of oil and gas in the Gulf Coast and mid-continent regions of the United States.

    The Company is authorized to issue an aggregate 30,000,000 shares of stock consisting of 20,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value, preferred stock.

Restructuring and Merger

    In January 2001, the Company entered into an agreement to acquire all outstanding common stock (5.3 million shares as of March 2001) of Pontotoc. Under the agreement, the consideration for each share of Pontotoc will be $9 in cash and one share of Ascent 8% Series B Convertible Preferred Stock (the Series B Preferred) with a liquidation value of $2.50 per share. This stock will be redeemable by the Company at any time, convertible to common shares at any time at the option of the holder, and will mandatorily convert to common stock of the Company on the two-year anniversary of its issuance, such that the Series B Preferred holders would hold 10% of the fully diluted common stock as of the consummation of the merger. Upon conversion, the Series B Preferred holders would receive cash for accrued and unpaid dividends. The Company will also pay cash of $500,000 to Pontotoc option holders for the difference between $10.50 and the strike price of their options. This acquisition will be accounted for as a purchase and the total consideration is estimated to be approximately $61 million plus the assumption of approximately $9.4 million of liabilities, excluding deferred taxes. Upon closing the acquisition, based on the offer, the Company expects to have outstanding 21,100 shares of Series A Preferred stock with a liquidation preference of $21.1 million, 5.3 million shares of Series B Preferred stock with a liquidation preference of $13.3 million and term debt of approximately $30 million.

    In connection with this transaction, Forman will acquire all outstanding shares of common stock of the Company for $1,000 cash, in the aggregate and the Company will become a wholly owned subsidiary of Forman. The Company plans to offer approximately $21.1 million of Series A Preferred stock and warrants to the existing stockholders of Forman on a pro rata basis to help fund the Pontotoc acquisition. The Series A Preferred will have a liquidation preference of $1,000 per share and bear dividends at 8% per annum. The Series A Preferred will be mandatorily redeemable by the Company five years from the date of issuance at liquidation value plus accrued and unpaid dividends. Subject to final determination by the board of directors, the warrants will entitle the holders thereof to purchase approximately 4.4 million shares of Ascent common stock and will have a term of ten years. The warrants will be exercisable at a price to be determined by the Company's board of directors. The

F–4

board has sought the advice of an independent third party financial advisor to help determine the terms of the warrants.

    The Company is obligated under the agreement to pay Pontotoc $2 million within five days of termination of the agreement if the termination is due to failure to obtain financing if all other conditions of the agreement have been met. This obligation is guaranteed by Forman.

    The Company is negotiating the terms of a credit agreement with its primary lender which will provide the remainder of the funds that will be required to acquire Pontotoc. The credit agreement will be secured by substantially all of the assets of Forman, which will be contributed to the Company concurrently with the acquisition of Pontotoc.

Fiscal Year

    The Company's fiscal year will be December 31.

F–5

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Stockholders of Forman Petroleum Corporation:

    We have audited the accompanying balance sheets of Forman Petroleum Corporation (a Louisiana corporation) as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2000 (post-confirmation) and the years ended December 31, 1999 and 1998 (pre-confirmation). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forman Petroleum Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 1, effective December 29, 1999, the Company was reorganized under a plan confirmed by the United States Bankruptcy Court in the United States District Court for the Eastern District of Louisiana and adopted a new basis of accounting whereby all remaining assets and liabilities were adjusted to their estimated fair values. Accordingly, financial statements for periods subsequent to the reorganization are not comparable to the financial statements presented for prior periods.

                      Arthur Andersen LLP

New Orleans, Louisiana,
March 12, 2001

F–6

FORMAN PETROLEUM CORPORATION

BALANCE SHEETS

	December 31,
	2000	1999
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,728,332	$3,180,925
Accounts receivable	135,473	236,663
Oil and gas revenue receivable	2,594,724	1,359,393
Deferred taxes	371,778	—
Unbilled well costs	198	257
Prepaid expenses and tax overpayment	372,960	43,845

Total current assets	7,203,465	4,821,083

PROPERTY AND EQUIPMENT:
Oil and gas properties, full cost method	28,481,661	25,515,529
Unevaluated oil and gas properties	5,006,197	4,732,139
Other property and equipment	287,524	200,000

	33,775,382	30,447,668
Less-accumulated depreciation, depletion and amortization	(4,484,364)	—

Net property and equipment	29,291,018	30,447,668

OTHER ASSETS:
Escrowed and restricted funds	487,783	490,044

Total assets	$36,982,266	$35,758,795

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$518,760	$1,571,710
Undistributed oil and gas revenues	745,024	895,064
Current portion of notes payable	1,219,214	640,608

Total current liabilities	2,482,998	3,107,382

Notes payable	1,309,790	2,066,173
Deferred tax liability	10,788,208	9,900,580

Total liabilities	14,580,996	15,074,135

STOCKHOLDERS' EQUITY:
Common stock, no par value, 10,000,000 shares authorized, 984,042 and 984,032 shares issued and outstanding at December 31, 2000 and 1999, respectively	20,685,007	20,684,660
Retained earnings	1,716,263	—

Total stockholders' equity	22,401,270	20,684,660

Total liabilities and stockholders' equity	$36,982,266	$35,758,795

The accompanying notes are an integral part of these financial statements.

F–7

FORMAN PETROLEUM CORPORATION

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2000	1999	1998
	Predecessor Activity
Revenues:
Oil and gas sales	$14,696,688	$12,992,714	$15,950,329
Interest income	186,284	—	239,581
Overhead reimbursements	41,173	64,980	71,325
Other income	36,344	58,292	14,608

Total revenues	14,960,489	13,115,986	16,275,843

Costs and expenses:
Production taxes	559,334	731,542	540,837
Lease operating expenses	3,353,441	3,146,581	3,359,200
General and administrative expenses	2,656,765	3,013,809	2,774,498
Interest expense	—	6,243,778	10,122,131
Full cost ceiling writedown	—	—	19,575,047
Depreciation, depletion and amortization	4,484,364	5,601,733	10,442,032

Total expenses	11,053,904	18,737,443	46,813,745

Net income (loss) from operations before reorganization items, income taxes and extraordinary item	3,906,585	(5,621,457)	(30,537,902)
Reorganization items:
Reorganization costs	(1,007,890)	(1,184,111)	—
Adjust accounts to fair value (Note 1)	—	6,268,022	—

Net income (loss) before income taxes and extraordinary item	2,898,695	(537,546)	(30,537,902)
Provision (benefit) for income taxes	1,182,432	(188,141)	—

Net income (loss) before extraordinary item	1,716,263	(349,405)	(30,537,902)
Extraordinary gain on extinguishment of debt, net of taxes of $10,088,721	—	46,724,052	—

Net income (loss)	1,716,263	46,374,647	(30,537,902)
Preferred stock dividends	—	(1,152,991)	(1,729,068)

Net income (loss) attributable to common shares	$1,716,263	$45,221,656	$(32,266,970)

Per common share amounts:
Net income (loss) per share attributable to common shares before extraordinary item	$1.74	$(16.69)	$(358.52)
Extraordinary item per share	—	519.15	—

Net income (loss) per share	$1.74	$502.46	$(358.52)

Weighted average basic and diluted shares outstanding	984,042	90,000	90,000

The accompanying notes are an integral part of these financial statements.

F–8

FORMAN PETROLEUM CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Shares Issued	Common Stock	Treasury Stock	Accumulated Deficit	Total
BALANCE, December 31, 1997	90,000	$1,000	$(10)	$(24,174,967)	$(24,173,977)
NET LOSS	—	—	—	(30,537,902)	(30,537,902)
ACCRETION OF DISCOUNT ON MANDATORILY REDEEMABLE PREFERRED STOCK	—	—	—	(41,666)	(41,666)
ACCRUE DIVIDENDS ON MANDATORILY REDEEMABLE PREFERRED STOCK	—	—	—	(1,729,068)	(1,729,068)

BALANCE, December 31, 1998	90,000	$1,000	$(10)	$(56,483,603)	$(56,482,613)

NET INCOME	—	—	—	46,374,647	46,374,647
ACCRETION OF DISCOUNT ON MANDATORILY REDEEMABLE PREFERRED STOCK	—	—	—	(27,778)	(27,778)
ACCRUE DIVIDENDS ON MANDATORILY REDEEMABLE PREFERRED STOCK	—	—	—	(1,152,991)	(1,152,991)
OLD COMMON STOCK SURRENDERED	(90,000)	(1,000)	10	—	(990)
NEW COMMON STOCK ISSUED IN REORGANIZATION	984,032	20,684,660	—	—	20,684,660
DISCHARGE OF PREFERRED STOCK IN REORGANIZATION	—	—	—	13,555,971	13,555,971
FRESH START ACCOUNTING ADJUSTMENTS (Note 1)	—	—	—	(2,266,246)	(2,266,246)

BALANCE, December 31, 1999	984,032	$20,684,660	$—	$—	$20,684,660

NEW COMMON STOCK ISSUED IN EXCHANGE FOR WARRANTS	10	347	—	—	347
NET INCOME	—	—	—	1,716,263	1,716,263

BALANCE, December 31, 2000	984,042	$20,685,007	$—	$1,716,263	$22,401,270

The accompanying notes are an integral part of these financial statements.

F–9

FORMAN PETROLEUM CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2000	1999	1998
	Predecessor Activity
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,716,263	$46,374,647	$(30,537,902)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Extraordinary item	—	(46,724,052)	—
Depreciation and amortization	4,484,364	5,601,733	30,316,309
Deferred income tax provision (benefit)	515,850	(188,141)	—
Adjust accounts to fair value	—	(6,268,022)	—
Interest on obligations discharged in bankruptcy	—	6,144,915	—
Withdrawal from interest escrow account	—	—	3,978,148
Change in assets and liabilities-
Decrease (Increase) in oil and gas revenue receivable	(1,235,331)	(702,960)	1,750,882
Decrease (Increase) in accounts receivable	101,190	(188,833)	550,161
(Increase) Decrease in unbilled well costs	59	11,067	(3,166)
Decrease (Increase) in prepaid expenses and tax overpayment	(329,115)	253,309	(297,154)
(Decrease) Increase in accounts payable and accrued liabilities	(1,052,950)	1,500,435	(4,059,766)
(Decrease) Increase in undistributed oil and gas revenues	(150,040)	(473,127)	(258,274)
Increase in interest payable	—	—	5,512,640
Decrease (Increase) in advance to operator	—	1,200,000	(1,200,000)
Decrease in capitalized recapitalization costs	—	384,313	—

Net cash provided by operating activities	4,050,290	6,925,284	5,751,878

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to oil and gas properties	(3,240,190)	(5,173,645)	(4,523,589)
Reduction of escrow account	2,261	3,437	21,615
Purchase of other property and equipment	(87,524)	(48,639)	(67,964)

Net cash used in investing activities	(3,325,453)	(5,218,847)	(4,569,938)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes payable	(177,777)	—	—
Proceeds from sale of common stock	347	—	—
Deferred financing costs	—	—	(165,321)

Net cash used in financing activities	(177,430)	—	(165,321)

NET INCREASE IN CASH AND CASH EQUIVALENTS	547,407	1,706,437	1,016,619
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	3,180,925	1,474,488	457,869

CASH AND CASH EQUIVALENTS — END OF PERIOD	$3,728,332	$3,180,925	$1,474,488

SUPPLEMENTAL DISCLOSURES:
Cash paid for-
Interest	$274,058	$82,451	$4,609,491

Income taxes	$920,500	$—	$—

The accompanying notes are an integral part of these financial statements.

F–10

FORMAN PETROLEUM CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1. OPERATIONS AND REORGANIZATION:

    Forman Petroleum Corporation ("Forman" or the "Company"), a Louisiana corporation, is an independent energy company engaged in the exploration, development, acquisition and production of crude oil and natural gas, with operations primarily in the onshore Gulf Coast area of Louisiana. Forman was incorporated in Louisiana in 1982 and began operations in that year.

Restructuring and Merger

    In January, 2001, the Company's majority stockholders organized Acsent Energy Inc., a Delaware corporation (Ascent), to acquire Pontotoc Production, Inc. (Pontotoc). Ascent's outstanding common stock is represented by 1,000 subscribed, but unpaid, shares of $0.001 par value stock owned in equal halves by TCW Shared Opportunity Fund, L.P. (TCW), an affiliate of TCW Asset Management Corporation, and Jefferies & Company, Inc. (Jefferies), who also together own controlling interest, subject to certain restrictions, in the Company. Ascent is authorized to issue an aggregate 30,000,000 shares of stock consisting of 20,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value, preferred stock. Ascent expects to engage in the exploration, development and production of oil and gas in the Gulf Coast and mid-continent regions of the United States.

    In January 2001, Ascent entered into an agreement to acquire all outstanding common stock (5.3 million shares as of March 2001) of Pontotoc. Under the agreement, the consideration for each share of Pontotoc will be $9 in cash and one share of Ascent's 8% Series B Convertible Preferred Stock (the Series B Preferred) with a liquidation value of $2.50 per share. This stock will be redeemable by Ascent at any time, convertible to common shares at any time at the option of the holder, and will mandatorily convert to common stock of Ascent on the two-year anniversary of its issuance, such that the Series B Preferred holders would hold 10% of the fully diluted common stock of Ascent as of the consummation of the acquisition. Upon conversion, the Series B Preferred holders would receive cash for accrued and unpaid dividends. Ascent will also pay cash of $500,000 to Pontotoc option holders for the difference between $10.50 and the strike price of their options. This acquisition will be accounted for as a purchase and the total consideration is estimated to be approximately $61 million. Upon the closing of the acquisition, based on the offer, Ascent expects to have outstanding 21,100 shares of Series A Preferred stock with a liquidation preference of $21.1 million, 5.3 million shares of Series B Preferred stock with a liquidation preference of $13.3 million and term debt of approximately $30 million.

    In connection with this transaction, the Company will acquire all outstanding shares of common stock of Ascent for $1,000 cash, in the aggregate, and Ascent will become a wholly owned subsidiary of Forman. Ascent plans to offer approximately $21.1 million of Series A Preferred (the Series A Preferred) stock and warrants to the existing stockholders of Forman on a pro rata basis to help fund the Pontotoc acquisition. The Series A Preferred will have a liquidation preference of $1,000 per share and bear dividends at 8% per annum. The Series A Preferred will be mandatorily redeemable by Ascent five years from the date of issuance at liquidation value plus accrued and unpaid dividends. Subject to final determination by Ascent's board of directors, the warrants will entitle the holder thereof to purchase approximately 4.4 million shares of Ascent common stock and will have a term of ten years. The warrants will be exercisable at a price to be determined by Ascent's board of directors. The board has sought the advice of an independent third party financial advisor to help determine the terms of the warrants.

F–11

    Ascent is negotiating the terms of a credit agreement with its primary lender which will provide the remainder of the funds that will be required to acquire Pontotoc. The credit agreement will be secured by substantially all of the assets of the Company, which will be contributed to Ascent concurrently with the acquisition of Pontotoc.

    Ascent is obligated under the Agreement to pay Pontotoc $2 million within five days of termination of the Agreement if the termination is due to failure to obtain financing if all other conditions of the Agreement have been met. This obligation is guaranteed by Forman.

Reorganization

    On August 6, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States District Court for the Eastern District of Louisiana (the Bankruptcy Court) (Case No. 99-14319). On November 22, 1999, the Company and certain of its creditors filed a Second Amended Joint Plan of Reorganization, as amended on December 29, 1999 (the Bankruptcy Plan). The Company's reorganization plan was confirmed by the Bankruptcy Court on December 29, 1999 and consummated January 14, 2000.

    Pursuant to the Bankruptcy Plan, all of the Company's issued and outstanding senior notes, preferred stock and common stock were canceled and, as of December 31, 2000, the Company issued 984,042 shares of common stock, no par value (92.5% to former holders of the Company's senior notes and 7.5% to former holders of the Company's preferred stock). In addition, the Company issued warrants to purchase up to 490,516 shares of common stock to former holders of the senior notes and preferred and common stock.

    As of the confirmation date, the Company had total assets of $33.9 million and liabilities of $96.0 million. With the exception of an aggregate of approximately $2.7 million of promissory notes issued pursuant to the Bankruptcy Plan, approximately $300,000 in convenience claims which were paid in full in 2000, undistributed oil and gas revenues of $895,000, and approximately $3 million in additional pre-petition bankruptcy claims that were disputed by the Company and have now been resolved before the Bankruptcy Court, all of the Company's liabilities and preferred stock as of the confirmation date were extinguished pursuant to the Bankruptcy Plan.

    As of September 30, 2000, the Company had resolved all pre-petition bankruptcy claims that had previously been disputed by the Company. The Bankruptcy Court overruled the Company's objection to one creditor's proof of claim. Thereafter, in accordance with the Bankruptcy Plan, the Company issued the holder of that claim a promissory note in the approximate amount of $984,000 in July, 2000. In addition, on July 24, 2000, the Company compromised its objection to a creditor's proof of claim by paying approximately $501,000 in cash and agreeing to perform future work worth approximately $122,000. The Company's objection to the Louisiana Department of Revenue and Taxation's proof of claim, in the amount of $223,000, was resolved in favor of the Company. As a result, the Company is obligated to pay $119,000 to the Louisiana Department of Revenue and Taxation over six years, with interest, in accordance with the Bankruptcy Plan. Finally, in September and October, 2000, the Company resolved all other disputed proofs of claims, in the aggregate amount of $632,000, by paying approximately $416,000 in cash to the holders of those claims.

    All disputed proofs of claim have been resolved. Accordingly, on November 2, 2000, the Company filed a motion for final decree with the Bankruptcy Court to close the Company's bankruptcy case. At the hearing on November 29, 2000, the final decree was granted by the Bankruptcy Court.

    Costs incurred during 1999 directly related to the Company's reorganization, consisting primarily of legal, accounting and financial consulting fees, were recorded to reorganization costs in the accompanying statement of operations. These costs are net of interest income earned on cash and cash

F–12

equivalents because the maintenance of cash balances during 1999 was directly related to the Company's bankruptcy filing.

    The Company ceased accruing interest on its Senior Debt and dividends on its preferred stock on August 6, 1999, when it filed for relief under Chapter 11.

Fresh Start Reporting

    The Company has accounted for the reorganization using the principles of fresh start accounting required by AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7). For accounting purposes, the accompanying financial statements reflect the confirmed plan as if it was consummated on December 31, 1999. Under the principles of fresh start accounting, the Company's total assets and liabilities were recorded at their estimated fair market values. Accordingly, the Company's net proved oil and gas properties were increased by approximately $3.0 million, its unevaluated oil and gas properties were increased by approximately $3.1 million and other net property and equipment was increased by approximately $0.2 million. Obligations arising from the Bankruptcy Plan were recorded at the amounts expected to be paid in settlements of such obligations. In addition, the Company's Senior Notes with a net book value of $68.6 million, related interest payable of $11.1 million, preferred stock of $13.6 million and deferred financing costs related to the Senior Notes and preferred stock of $4.4 million were all written off.

    Since the former holders of the Company's Senior Notes (the former noteholders) received 92.5% of the shares of the common stock (Note 5), the gain on discharge of indebtedness was computed using 92.5% of the net assets received by the former noteholders. The remaining 7.5% of the net assets allocable to the former holders of the Company's preferred stock was recorded to equity and is included in fresh start accounting adjustments in the accompanying statement of stockholders' equity. Also included in such amount is the write-off of the remaining deferred costs allocable to the preferred stock.

F–13

    The effect of the Bankruptcy Plan on the Company's balance sheet as of December 31, 1999, is as follows (in thousands):

		Adjustments to Record Confirmation of Plan
	Preconfirmation	Discharge of Debt and Preferred Stock	Fresh Start	Reorganized Balance Sheet
ASSETS
CURRENT ASSETS	$4,821	$—	$—	$4,821
PROPERTY AND EQUIPMENT:
Oil and gas properties, net	24,158	—	6,090	30,248
Other property and equipment	22	—	178	200
DEFERRED FINANCING COSTS, net	4,398	(4,398)	—	—
ESCROWED AND RESTRICTED FUNDS	490	—	—	490

	$33,889	$(4,398)	$6,268	$35,759

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
LIABILITIES NOT SUBJECT TO COMPROMISE:
Accounts payable and accrued liabilities	$2,467	$—	$—	$2,467
Current portion of promissory notes	26	614	—	640
Other noncurrent liabilities	19	—	—	19
Deferred taxes	(2,382)	10,089	2,194	9,901

	130	10,703	2,194	13,027
LIABILITIES SUBJECT TO COMPROMISE:
Prepetition liabilities	2,521	(2,521)	—	—
Promissory notes	—	2,047	—	2,047
Notes payable — secured (including interest of $11,155)	79,767	(79,767)	—	—
Mandatorily redeemable preferred stock	13,555	(13,555)	—	—
STOCKHOLDERS' DEFICIT:
Common stock — old	1	(1)	—	—
Common stock — new	—	14,417	6,268	20,685
Accumulated deficit	(62,085)	64,279	(2,194)	—

	33,759	(15,101)	4,074	22,732

	$33,889	$(4,398)	$6,268	$35,759

F–14

    The fair market value assigned to the Company's proved oil and gas properties was estimated by adjusting the net pre-tax future cash flows discounted at a 10% annual rate (PV10) of the Company's proved reserves ($36.4 million at December 31, 1999) as set forth in the Estimate of Reserves and Future Revenue report on the Company's proved oil and gas properties as of December 31, 1999, prepared by Netherland, Sewell & Associates, independent reservoir engineers. This report was prepared in accordance with SEC guidelines, utilizing constant prices existing as of December 31, 1999. The Company adjusted these prices to reflect the product prices used in valuing producing properties, ($21 per barrel of oil and $2.75 per mcf of gas) then applied risk factors to the various categories of proved reserves as follows:

Proved Category	Risk Factor
Proved Producing	95%
Proved Non-producing	75%
Proved Undeveloped	25%

    Applying these risk factors and adjusting the product pricing resulted in an estimated fair market value of the proved properties of $25.5 million. The Company's other assets, including other property and equipment, were valued at $4.9 million.

    As a result of the implementation of fresh start accounting, the financial statements as of and for the year ended December 31, 1999 reflecting the fresh start accounting principles discussed above are not comparable to the financial statements of prior periods.

2. SIGNIFICANT ACCOUNTING POLICIES:

Oil and Gas Properties

    Forman uses the full-cost method of accounting, which involves capitalizing all exploration and development costs incurred for the purpose of finding oil and gas reserves, including the costs of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. The Company also capitalizes certain related employee costs and general and administrative costs which can be directly identified with significant acquisition, exploration and development projects undertaken. Such costs are amortized on the future gross revenue method whereby amortization is computed using the ratio of gross revenues generated during the period to total estimated future gross revenues from proved oil and gas reserves. In determining future gross revenues utilized in the amortization calculation for 1999 and 1998, the Company utilized the annual method, using reserve estimates at the end of the year to make the amortization calculation for the entire year. As a result of the application of fresh start accounting, in determining future gross revenues utilized in the amortization calculation beginning in 2000, the Company uses reserve estimates as of the previous year end for the first three quarters, unless there have been significant changes in reserve estimates, and uses reserves as of the current year end for the fourth quarter. Additionally, the capitalized costs of oil and gas properties cannot exceed the present value of the estimated net cash flow from its proved reserves, together with the lower of cost or estimated fair value of its undeveloped properties (the full cost ceiling). Transactions involving sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to accumulated depreciation, depletion and amortization.

Revenue Recognition

    The Company recognizes oil and gas revenue upon the sale to a third party purchaser. The Company follows the sales method for accounting for gas imbalances. Gas imbalances as of December 31, 2000 were insignificant.

    Interest income, overhead reimbursements and other income are recorded as revenue in the month earned.

F–15

Cash and Cash Equivalents

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Depreciation of Other Property and Equipment

    Depreciation of property and equipment other than oil and gas properties is provided on the straight-line method over the estimated useful lives of the assets.

Deferred Financing Costs

    For oil and gas property acquisitions which were burdened by an overriding royalty interest assigned to its lenders, the Company allocated a portion of the purchase price of such acquisitions to deferred financing costs. The amount allocated is proportional to the discounted future net cash flows associated with the interest assigned as compared to the total discounted future net cash flows for the acquisition (before carve-out of the overriding royalty interest) as of the date of the acquisition. These allocated costs, along with other costs of obtaining financing, were deferred and amortized using the effective interest method over the original term of the related debt. All such costs were reduced to zero in the reorganization discussed in Note 1.

Fair Value of Financial Instruments

    Cash, cash equivalents, accounts receivable, accounts payable and promissory notes were reflected at their fair market values at December 31, 1999, in accordance with SOP 90-7 as discussed in Note 1. As of December 31, 2000, the fair market value of the financial instruments mentioned above approximated their respective book values.

Income Taxes

    The income tax effects of the Company's reorganization had a material impact on the tax basis of the Company's oil and gas interests and its net operating loss carryforwards (Note 4).

Pervasiveness of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recapitalization Costs—1998

    Costs incurred during 1998 of approximately $385,000, consisting primarily of consulting and financial advisory fees, were capitalized in anticipation of the possible debt restructuring or recapitalization of the Company. These costs were written off in 1999 when the Company filed for bankruptcy.

Derivatives

    The Company uses derivative financial instruments such as swap agreements and forward sales contracts for price protection purposes on a limited amount of its future production and does not use them for trading purposes. Such derivatives are accounted for on an accrual basis and amounts paid or received under the agreements are recognized as oil and gas sales in the period in which they accrue. For the years ended December 31, 2000, 1999 and 1998, the Company recorded additions to oil and

F–16

gas sales of $—0-, $109,800 and $—0-, respectively, under these agreements. The Company entered into a forward sales agreement to sell 200 barrels per day of its oil production in October, 1999 for the twelve months ending November 30, 2000, at a price of $22.05 per barrel. As of December 31, 2000 the Company had open forward gas sales positions for the months of January, February and March, 2001 of 60,000 MBTU per month at prices of $7.09, $7.04 and $7.14, respectively.

Certain Concentrations

    During 2000, 100% of the Company's oil and gas production was sold to four customers. Based on the current demand for oil and gas, the Company does not believe the loss of any of these customers would have a significant financially disruptive effect on its business or financial condition.

Per Share Amounts

    Net income or loss per share of common stock was calculated by dividing net loss applicable to common stock by the weighted-average number of common shares outstanding during the year. Due to the net loss from continuing operations reported in 1998, all options and warrants outstanding (representing 43,600) were excluded from the computation because they would have been antidilutive. For 2000 and 1999, warrants and options were excluded because the exercise price of outstanding options and warrants (490,516 in 2000 and 43,600 in 1999) exceeded the fair value of the company's common stock.

Recent Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or a liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted SFAS No. 133 on January 1, 2001. Because of the nature of the Company's hedging activities, the adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations.

Reclassifications

    Certain prior year amounts have been reclassified to conform to the presentation of such items in the current year.

3. NOTES PAYABLE AND PREFERRED STOCK:

    As discussed in Note 1, all of the Company's debt, including accrued interest, and preferred stock were discharged in the reorganization. The Company has issued to certain general unsecured creditors seven promissory notes aggregating to approximately $3.65 million payable beginning April 1, 2000, in equal monthly installments of principal and interest over three years and bearing interest at the rate of 8% per year. Additionally, the Company has notes outstanding of $20,485 related to purchases of automobiles and trucks. Aggregate minimum principal payments at December 31, 2000, required on these notes for the next five years are as follows (in thousands): 2001—$1,219; 2002—$1,310; 2003—$—0-; 2004—$0; 2005—$0.

F–17

    On June 3, 1997, the Company closed offerings for 70,000 units consisting of $70,000,000 of 13.5% Senior Secured Notes due 2004 (the "13.5% Notes") with warrants to purchase common stock and 200,000 units consisting of $10,000,000 of Series A Cumulative Preferred Stock (the "Preferred Stock") with warrants to purchase common stock. The preferred stock was recorded net of a discount of $333,333 associated with the value of the warrants. In addition, the Company was required to escrow from the proceeds the first year's interest obligation on the 13.5% Notes ($9,450,000). In 1997 and 1998 withdrawals were made from the interest escrow account for first year interest payments.

    Long-term debt was composed of the following at December 31, 1998:

1998
70,000 units of $1,000 principal amount Senior Secured Notes due 2004, Series B, and bearing interest at 13.5% per annum payable semi-annually in cash in arrears on June 1 and December 1, with warrants to purchase common stock	$68,297,877
Other	28,897

68,326,774
Less: current portion	(68,309,653)

$17,121

    Dividends on the Preferred Stock were cumulative from June 3, 1997, and were payable quarterly commencing September 1, 1997, in additional shares of Preferred Stock (valued at $50.00 per share) through June 1, 1999, and thereafter in cash, or at the Company's election, in shares of Preferred Stock. On June 3, 1997, 200,000 shares of Preferred Stock were issued in the initial offering. On September 1 and December 1, 1997, respectively, 7,500 and 7,781 additional shares of Preferred Stock were issued as the quarterly dividends for the respective quarters. On March 1, June 1, and September 1, 1998, the Company issued 8,073, 8,376, and 8,690 shares of Preferred Stock, respectively, as the quarterly dividends for the respective quarters. The Company did not issue the quarterly dividends due thereafter; however, the Company accrued dividends, including accretion of discount, through August 6, 1999, when it filed for relief under Chapter 11.

    On December 30, 1998, the Company announced the nonpayment of the December 1, 1998 installment of interest due on the 13.5% Notes within the thirty-day grace period provided for such payments. On March 10, 1999, the Trustee declared an Event of Default under the Indenture with respect to the 13.5% Notes as a result of the nonpayment of the December 1, 1998 interest installment and declared the unpaid principal and accrued and unpaid interest on the 13.5% Notes to be due and payable.

4. INCOME TAXES:

    The Company follows the asset and liability method of accounting for deferred income taxes prescribed by the Financial Accounting Standards Board Statement No. 109 (FAS 109) "Accounting for Income Taxes". Under the applicable income tax rules and regulations, the Company is not required to recognize taxable income, or pay taxes on the gain resulting from discharge of indebtedness (DOI) as a result of the Bankruptcy Plan. Rather, the gain (represented for tax purposes as the face value of the debt and accrued interest discharged in excess of the fair market value of the reorganized company) reduces the Company's net operating loss carryforwards (NOLs). Any remaining gain (after offsetting the Company's NOLs) reduces the Company's tax basis in its net assets. The magnitude of the DOI resulted in the elimination of $20.9 million of NOLs from 1998 and $9.6 million of NOLs generated during 1999. Additionally, it substantially eliminated the tax basis in the net assets of the reorganized Company. The significant excess of book basis over tax basis in the net assets of the Company resulted

F–18

in the recording of a $9.9 million deferred tax liability in the reorganized balance sheet (See Note 1). Realization of the NOLs used to offset the gain on DOI also resulted in the reversal of the valuation allowance, the impact of which is included in the tax effect of the extraordinary item of $10.1 million in the accompanying statement of operations.

    The provision for income taxes for the years ended December 31, 1999 and 2000 consisted of the following (in thousands):

	2000	1999
Current	$667	$—
Deferred	515	(188)

Total provision (benefit)	$1,182	$(188)

    At December 31, the Company has the following deferred tax assets and liabilities recorded (in thousands):

	2000	1999
Temporary differences:
Oil and gas properties	$10,788	9,901
Other	(372)	—

Net deferred tax liability	$10,416	$9,901

    The provision for income taxes (on net loss before extraordinary item) at the Company's effective tax rate differed from the provision for income taxes at the federal statutory rate as follows (in thousands):

	December 31, 2000	December 31, 1999
Computed provision (benefit) at the expected federal statutory rate	$985	$(188)
State taxes and other	197	—

Income tax provision (benefit)	$1,182	$(188)

5. COMMON STOCK AND WARRANTS:

    In connection with the consummation of the Bankruptcy Plan, as of December 31, 2000, the Company has issued approximately 984,042 shares of common stock to the former holders of the Company's senior notes and preferred stock. Pursuant to the Bankruptcy Plan, the Company has issued the new shares of common stock upon the surrender of the certificates representing the senior notes and the preferred stock. The common stock was allocated as follows: (i) 13.2143 shares of common stock were issued for each $1,000 of principal amount of canceled Senior Notes and (ii) 0.3120 shares of common stock were issued for each canceled share of preferred stock. The new common stock is subject to a stockholders agreement which contains restrictions on voting, sale and transfer, among other restrictions, of the common stock. Additionally, controlling stockholders (as defined) are entitled under a registration rights agreement to effect up to four registrations of the common stock to be filed on their behalf by the Company. McLain Forman is also entitled to effect up to two registrations under certain conditions (as defined in the agreement).

    The Company has also issued, as of December 31, 2000, warrants to purchase up to approximately 490,516 shares of common stock. These warrants consist of 49,048 Series A Warrants (exercise price $34.74), 147,156 Series B Warrants (exercise price $92.80), 147,156 Series C Warrants (exercise price

F–19

$117.80), and 147,156 Series D Warrants (exercise price $137.80). Each of these warrants is currently exercisable and will automatically expire on January 14, 2007. Of these warrants, approximately 68% of each series was issued to McLain Forman, the former sole shareholder, with the remaining warrants being issued to the former preferred stock and noteholders as described below. Ten Series A Warrants were exercised in 2000.

    In connection with the 1997 offerings of Senior Notes and preferred stock, the Company had issued warrants to purchase 43,600 shares of common stock at an initial exercise price of $1.00 per share, subject to adjustment in certain defined cases. The Company had allocated $666,667 and $333,333 of the proceeds received from the sale of the note units and equity units, respectively, to the warrants issued, which had been recorded as additional paid in capital at December 31, 1997. In addition, the Company had also issued warrants to purchase 4,844 shares of common stock under the same conditions as discussed above. The Company recorded $111,100 of additional paid-in capital for these warrants, which was being amortized as deferred financing costs over the term of the note units.

    Pursuant to the Bankruptcy Plan, holders of the Company's old common stock warrants that were issued in June 1997 in connection with the Company's offering and sale of the Senior Notes received in the aggregate approximately 10,850 Series A Warrants and approximately 32,550 of each of the Series B, Series C, and Series D Warrants. Each holder of a Senior Note warrant received 0.1637 Series A Warrants and 0.4910 Series B, Series C, and Series D Warrants for each Senior Note warrants canceled pursuant to the Bankruptcy Plan. Holders of the Company's warrants that were issued in June 1997 in connection with the Company's offering and sale of the preferred stock (the Equity Warrants) received in the aggregate approximately 5,450 Series A Warrants and approximately 16,350 of each of the Series B, Series C, and Series D Warrants. Each holder of an Equity Warrant received 0.0273 Series A Warrants and 0.0818 Series B, Series C, and Series D Warrants for each Equity Warrant canceled pursuant to the Bankruptcy Plan. McLain Forman received 33,780 Series A Warrants and 101,100 of each of the Series B, Series C, and Series D Warrants in connection with the consummation of the Bankruptcy Plan and pursuant to his employment agreement.

    The issuance of the common stock and the warrants pursuant to the Bankruptcy Plan was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 1145 of the United States Bankruptcy Code.

    The warrants had no measurable value upon issuance based on the calculation of their fair value using the Black -Scholes option pricing model.

6. COMMITMENTS AND CONTINGENCIES:

Employment Agreements

    Effective January 14, 2000, the Company entered into employment agreements with certain members of executive management. The agreements provide for employment of certain members of executive management in their current positions through April 30, 2001, subject to earlier termination, at a fixed annual salary and an annual bonus based upon the attainment of certain quantitative goals. The agreements provide for aggregate salaries of $961,000 per calendar year to the executives and a maximum bonus of 30% of base salary to each executive, except for the former sole shareholder for whom the maximum bonus is 90% of base salary. The maximum bonuses of $423,000 attributable to fiscal 2000 were recorded in the accompanying financial statements and are payable by March 31, 2001.

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    If the Company terminates an executive without cause (as defined in the agreement) or the executive terminates employment for good reason (as defined in the agreement), the Company must (i) pay the executive his accrued base salary as of the date of termination plus his annual base salary for the remainder of his employment term and (ii) provide the executive with continuing group medical, dental, disability and life insurance benefits until the later of 18 months from the date of termination or the original expiration date of the employment term. Should the executive prevail in any cause of action, suit, arbitration or other legal proceeding initiated to enforce the provisions of the agreement, the Company indemnifies the executive for all costs including reasonable attorneys' fees incurred by the executive in connection with such cause of action, suit, arbitration or other legal proceeding. If the executive terminates his employment for reasons other than good reason or the Company terminates the executive for cause, the Company must pay to the executive his accrued base salary as of the date of termination. If the executive is terminated for cause following a change of control (as defined in the agreement), the executive will also be paid his base salary for the remainder of his employment term and will be provided continuing group medical, dental, disability and life insurance benefits until the later of 18 months from the date of termination or the original expiration date of the employment term.

Operating Leases

    Forman has two noncancellable operating leases for the rental of office space, which expire on September 14, 2004 and January 14, 2005. Future commitments under these leases are as follows:

December 31,	Amount
2001	$235,544
2002	$251,886
2003	$257,333
2004	$237,260
2005	$-0-

    Rental expense under operating leases during 2000, 1999 and 1998 was $210,480, $240,980, and $200,841, respectively.

Legal Proceedings

    From time to time, the Company may be a party to various legal proceedings. The Company is currently a party to a lawsuit arising in the ordinary course of business. Management does not expect this matter to have a material adverse effect on the Company's financial position or results of operations.

7. ESCROWED AND RESTRICTED FUNDS:

    Cash restricted for payment of abandonment costs for the Boutte and Bayou Dularge Fields is classified as a long-term asset. Such amounts are invested in short-term interest-bearing investments. The cash is escrowed under an agreement which required Forman to make additional specified monthly contributions through November 1995. As of December 31, 2000, the escrow accounts are fully funded.

8. EMPLOYEE BENEFITS:

    As part of the reorganization discussed in Note 1, the 1997 Stock Option Plan was dissolved and all outstanding options were cancelled. There was no other activity with respect to the Plan during 2000.

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401(K) Plan

    The Company has adopted a defined contribution retirement plan that complies with Section 401(k) of the Code (the 401(k) Plan). Pursuant to the terms of the 401(k) Plan, all employees with at least one year of continuous service are eligible to participate and may contribute up to 15% of their annual compensation (subject to certain limitations imposed under the Code). The 401(k) Plan provides that a discretionary match of employee contributions may be made by the Company in cash. In December 1998, the Company made a matching contribution, in the amount of $58,398, based upon each individual employee's plan contributions for 1998. In December, 1999 the Company made another matching contribution, in the amount of $70,012, based upon each individual employee's plan contributions for 1999. During 2000, the Company made matching contributions on a monthly basis, in the aggregate amount of $76,244, based upon each individual employee's plan contributions for 2000. These matching employer contributions to the 401(k) Plan are fully vested to the individual employees after three years of service. The amounts held under the 401(k) Plan are invested among various investment funds maintained under the 401(k) Plan in accordance with the directions of each participant. Employee contributions under the 401(k) Plan are 100% vested and participants are entitled to payment of vested benefits upon termination of employment.

9. WRITEDOWN OF OIL AND GAS PROPERTIES:

    During 1998, the Company wrote down its oil and gas properties by $19,575,047. The amount of the writedown represents the excess capitalized costs over estimated future net revenues attributable to oil and gas reserves discounted at 10%, less estimated future income taxes. The estimated future net revenues used in the calculation were based on year-end reserve volumes (as determined by an independent petroleum engineer), using 1998 year end oil prices of $10.44 per barrel and 1998 year end gas prices of $1.87 per thousand cubic feet, with no provision for future escalation. The Company also wrote down its oil and gas property investments during 1997 by $10,008,121. The estimated future net revenues used in the ceiling test calculation for 1997 were based on year-end reserve volumes (as determined by an independent petroleum engineer), utilizing March, 1998 oil prices of $14.47 per barrel and March, 1998 gas prices of $2.40 per thousand cubic feet, with no provision for future escalation. The utilization of these prices resulted in an increase in the amount charged to operations during 1997 of $8,167,879 over the amount that would have been recorded using year-end prices.

10. OIL AND GAS ACTIVITIES:

    The following tables provide information required by SFAS No. 69 "Disclosures About Oil and Gas Producing Activities."

Capitalized Costs

    Capitalized costs and accumulated depreciation, depletion and amortization relating to the Company's oil and gas producing activities, all of which are conducted within the continental United States, are summarized below:

	Year Ended December 31,
	2000	1999	1998
Proved producing oil and gas properties	$28,481,661	$25,515,529	$77,067,569
Unevaluated properties	5,006,197	4,732,139	4,485,359
Accumulated depreciation, depletion and amortization (Note 1)	(4,435,612)	—	(57,938,060)

Net capitalized costs	$29,052,246	$30,247,668	$23,614,868

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Costs Incurred

    Costs incurred in oil and gas property acquisition, exploration and development activities are summarized below:

	Year Ended December 31,
	2000	1999	1998
Acquisition costs	$574,008	$81,840	$—
Exploration costs	46,853	1,745,862	2,413,719
Development costs	1,502,880	3,345,943	2,118,810
Capitalized G&A costs	842,391	—	—

Costs incurred	$2,966,132	$5,173,645	$4,532,529

    Gross cost incurred excludes sales of proved and unproved properties which are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves. For 2000, G&A costs in the amount of $842,000 were capitalized into the full cost pool. No such capitalization of G&A was made for either 1998 or 1999.

    The following table discloses financial data associated with the capitalized unevaluated costs as of December 31, 2000:

		Costs incurred during the Year Ended December 31,
	Balance at December 31, 2000
		2000	1999
Acquisition costs	$4,732,139	$—	$4,732,139
Capitalized interest	274,058	274,058	—

Costs incurred	$5,006,197	$274,058	$4,732,139

Reserves—(Unaudited)

    Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

    Proved oil and natural gas reserve quantities and the related discounted future net cash flows before income taxes for the periods presented are based on estimates prepared by Ryder Scott Company for 1998 and by Netherland, Sewell & Associates for 1999 and 2000. Both Ryder Scott and Netherland Sewell are independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

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    The Company's net ownership interests in estimated quantities of proved oil and natural gas reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below:

	Oil, Condensate and Natural Gas Liquids (Bbls)
	Year Ended December 31,
	2000	1999	1998
Proved developed and undeveloped reserves:
Beginning of year	1,612,124	1,530,724	2,259,567
Revisions of previous estimates	169,698	273,709	(335,803)
Purchases of oil and gas properties	405,571	—	—
Extensions and discoveries	749,697	151,085	—
Production	(269,899)	(343,394)	(393,040)

End of year	2,667,191	1,612,124	1,530,724

Proved developed reserves at end of year	1,832,778	1,330,675	1,310,274

	Natural Gas (Mcf)
	Year Ended December 31,
	2000	1999	1998
Proved developed and undeveloped reserves:
Beginning of year	18,995,838	14,558,000	22,105,000
Revisions of previous estimates	934,260	3,405,862	(2,602,860)
Purchases of oil and gas properties	1,256,479	—	—
Extensions and discoveries	6,870,554	4,123,150	—
Production	(1,797,305)	(3,091,174)	(4,944,140)

End of year	26,259,826	18,995,838	14,558,000

Proved developed reserves at end of year	12,804,123	13,599,050	9,865,000

Standardized Measure (Unaudited)

    The table of the Standardized Measure of Discounted Future Net Cash Flows related to the Company's ownership interests in proved oil and gas reserves as of period end is shown below:

	Year Ended December 31,
	2000	1999	1998
	(In Thousands)
Future cash inflows	$331,656	$88,182	$43,256
Future oil and natural gas operating expenses	(43,647)	(29,045)	(14,598)
Future development costs	(17,666)	(7,371)	(5,821)

Future net cash flows before income taxes	270,343	51,766	22,837
Future income taxes	(100,313)	(17,401)	—

Future net cash flows	170,030	34,365	22,837
10% annual discount for estimating timing of cash flows	(56,585)	(9,962)	(3,668)

Standardized measure of discounted future net cash flows	$113,445	$24,403	$19,169

    Future cash flows are computed by applying year-end prices of oil and natural gas to year-end quantities of proved oil and natural gas reserves. Future operating expenses and development costs are

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computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved oil and natural gas reserves at the end of the year, based on year end costs and assuming the continuation of existing economic conditions. Future income taxes are computed using the Company's tax basis in evaluated oil and gas properties and other related tax carryforwards. In 1998, the present value of future net cash flows before income taxes was exceeded by the Company's tax basis in the oil and gas properties and other tax attributes; therefore, future income taxes have not been reflected in that year. The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, a discount factor more representative of the time value of money and the risks inherent in reserve estimates. The weighted average prices of oil and gas used with the above tables at December 31, 2000, 1999 and 1998 were $25.48, $24.58 and $10.44 respectively, per barrel and $10.04, $2.56 and $2.15, respectively, per Mcf. Oil prices have remained relatively stable and natural gas prices have continued to decline almost 50% subsequent to December 31, 2000. Accordingly, the discounted future net cash flows could be decreased if the standardized measure were calculated at a later date.

Changes in Standardized Measure (Unaudited)

    Changes in standardized measure of future net cash flows relating to proved oil and gas reserves are summarized below:

	Year Ended December 31,
	2000	1999	1998
	(In Thousands)
Changes due to current year operations:
Sales of oil and natural gas, net of oil and natural gas operating expenses	$(11,048)	$(9,246)	$(12,050)
Extensions and discoveries	72,785	8,604	—
Purchases of oil and gas properties	9,289	—	—
Changes due to revisions in standardized variables:
Prices and operating expenses	80,438	10,747	(24,336)
Revisions of previous quantity estimates	12,931	6,897	(4,675)
Estimated future development costs	(8,684)	3,055	(2,192)
Accretion of discount	3,608	1,917	5,226
Net change in income taxes	(57,191)	(12,037)	4,715
Production rates, timing and other	(13,086)	(4,703)	4,939

Net Change	89,042	5,234	(28,373)
Beginning of year	24,403	19,169	47,542

End of year	$113,445	$24,403	$19,169

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11. SUMMARIZED QUARTERLY FINANCIAL INFORMATION—UNAUDITED:

    The following table summarizes the quarterly financial information for 1999 and 2000. For 2000, the Company capitalized $842,000 of G&A expenses and $274,000 of interest incurred during 2000 into the full cost pool in the fourth quarter. For presentation purposes, the expenses as reported in the respective quarterly Form 10Qs for the first three quarters of 2000 have been restated below to reflect this capitalization ratably over the four quarterly periods of 2000.

	1999
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$2,625,787	$2,945,597	$3,806,493	$3,738,109	$13,115,986
Expenses	6,584,445	6,846,622	4,930,491	375,885	18,737,443

Net income (loss) from operations	(3,958,658)	(3,901,025)	(1,123,998)	3,362,224	(5,621,457)
Reorganization items and income taxes	—	—	—	(5,272,052)	(5,272,052)

Net income (loss) before extraordinary items	(3,958,658)	(3,901,025)	(1,123,998)	8,634,276	(349,405)
Extraordinary items	—	—	—	46,724,052	46,724,052

Net income (loss)	(3,958,658)	(3,901,025)	(1,123,998)	55,358,328	46,374,647
Preferred stock dividend	473,539	479,164	200,288	—	1,152,991

Net income (loss) attributable to common shares	$(4,432,197)	$(4,380,189)	$(1,324,286)	$55,358,328	$45,221,656

Basic and diluted earnings (loss) per share:
Net income (loss) per share attributable to common shares before extraordinary item	$(49.25)	$(48.67)	$(14.71)	$95.94	$(16.69)
Extraordinary item per share	—	—	—	519.15	519.15

Net income (loss) per share	$(49.25)	$(48.67)	$(14.71)	$615.09	$502.46

	2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$3,382,051	$3,241,941	$3,762,392	$4,574,105	$14,960,489
Expenses	2,504,620	2,687,521	3,265,193	2,705,700	11,163,034

Net income (loss) from operations	877,431	554,420	497,199	1,868,405	3,797,455
Reorganization items and income taxes	1,196,317	—	76,330	808,545	2,081,192

Net income (loss)	$(318,886)	$554,420	$420,869	$1,059,860	$1,716,263

Basic and diluted earnings (loss) per share:	$(0.32)	$0.56	$0.43	$1.07	$1.74

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Explanatory Note: Annexes to the Prospectus were previously filed as part of this Registration Statement.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.

Indemnification of Directors and Officers.

    Exculpation.  Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation limits the personal liability of a director to us and our stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

    Indemnification.  Section 145 of the DGCL permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. Our bylaws provide for indemnification of directors, officers, employees or agents for any liability incurred in their official capacity to the fullest extent permissible under DGCL.

    Insurance.  We maintain liability policies to indemnify our officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions set forth in the policies.

    Indemnity Agreements.  Our certificate of incorporation provides that our board of directors may cause us to enter contracts, providing for indemnification of our directors and officers to the fullest extent permitted by law. We have entered into indemnity agreements, a form of which is filed as Exhibit 10.3, with each of our directors, which provide for indemnification of our directors.

    Merger Agreement.  Under the merger agreement, we have agreed to fulfill and honor the obligations of Pontotoc under indemnification agreements between Pontotoc and its directors and officers as of the effective time of the merger and any indemnification provisions under Pontotoc's articles of incorporation and bylaws as in effect on the date of the merger agreement or at the effective time of the merger. The merger agreement also provides that the articles of incorporation and bylaws of the surviving corporation in the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties as those contained in the

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articles of incorporation and bylaws of Pontotoc as in effect on the date of merger agreement, which provisions will not be amended, repealed or otherwise modified for a period of three years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the merger, were directors, officers, employees or agents of Pontotoc, unless such modification is required by law.

    In addition, for a period of the lesser of five years from the effective time of the merger or the applicable statute of limitations, we have agreed to either (a) cause the surviving corporation in the merger to maintain directors' and officers' liability insurance for each person covered by Pontotoc's directors' and officers' liability insurance policy on the date of the merger agreement on terms comparable to those applicable to the directors and officers of Pontotoc as of the date of the merger agreement, except that we will be obligated to pay premiums for such insurance only up to 150% of the annual premiums paid by Pontotoc for such coverage as of the date of the merger agreement, or (b) if mutually agreed between Pontotoc and us, purchase directors' and officers' liability insurance on terms comparable to those applicable to the directors and officers of Pontotoc covering all periods prior to the effective time of the merger.

Item 21. Exhibits and Financial Statement Schedules.

(a)
List of Exhibits.

Exhibit Number	Description
2	Agreement and Plan of Merger dated as of January 19, 2001 among Ascent Energy, Pontotoc Acquisition and Pontotoc**
3.1	Certificate of Incorporation of Ascent Energy**
3.2	Bylaws of Ascent Energy**
4.1	Form of Certificate of Designations of 8% Series A Redeemable Preferred Stock of Ascent Energy**
4.2	Specimen 8% Series A Redeemable Preferred Stock Certificate**
4.3	Certificate of Designations of 8% Series B Convertible Preferred Stock of Ascent Energy**
4.4	Specimen 8% Series B Convertible Preferred Stock Certificate**
4.5	Form of Warrant**
5	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre regarding the validity of the securities being registered**
10.1	Stockholders' Agreement dated as of January 19, 2001 among Ascent Energy and Pontotoc stockholders listed on the signature page thereof**
10.2	Lease Agreement by and between Pontotoc Gathering, L.L.C. and Enerfin Resources I Limited Partnership dated July 1, 2000**
10.3	Form of Indemnity Agreement**
10.4	Form of Registration Rights Agreement**
23.1	Consent of Arthur Andersen LLP*
23.2	Consent of Grant Thornton LLP*
23.3	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5)**
23.4	Consent of James "Robby" Robson, Jr. to serve as a director should the proposed merger with Pontotoc Production, Inc. become effective**

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23.5	Consent of Jerry Box to serve as a director should the proposed merger with Pontotoc Production, Inc. become effective**
23.6	Consent of Netherland Sewell & Associates, Inc.**
23.7	Consent of Fletcher Lewis Engineering Inc.**
23.8	Consent of C.K. Cooper and Company**
24	Power of Attorney (included on the signature page of the Registration Statement)**
99.1	Form of Letter of Transmittal**
99.2	Form of Notice of Guaranteed Delivery**
99.3	Form of Letter to Brokers, Dealers, etc.**
99.4	Form of Letter to Clients**
99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
99.6	Commitment Letter from Fortis Capital Corp.**

*
Filed herewith.

**
Previously filed as part of this Registration Statement.

Item 22. Undertakings.

(a)
The undersigned Registrant hereby undertakes:

      (1) To respond to requests for information that is incorporated by reference into the prospectus under Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on May 3, 2001.

ASCENT ENERGY INC.
By:	/s/ JEFFREY CLARKE Jeffrey Clarke President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates listed:

Signature	Title	Date

* Nicholas W. Tell, Jr.	Chairman of the Board	May 3, 2001
* Jeffrey Clarke	President and Director (Principal Executive Officer and Principal Accounting Officer)	May 3, 2001
* Daniel O. Conwill, IV	Director	May 3, 2001
*By:	/s/ JEFFREY CLARKE Jeffrey Clarke Attorney-in-Fact

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QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE OFFER
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
COMPARATIVE PER SHARE PRICES AND DIVIDENDS
CAPITALIZATION
REASONS FOR THE OFFER
BACKGROUND OF THE OFFER
THE OFFER
THE MERGER AGREEMENT AND THE STOCKHOLDERS' AGREEMENT
CONDENSED UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
CONDENSED UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
CONDENSED UNAUDITED PRO FORMA COMBINED INCOME STATEMENTS
ASCENT ENERGY'S BUSINESS AND PROPERTIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ASCENT ENERGY'S MANAGEMENT
Summary Compensation Table
BENEFICIAL OWNERSHIP OF COMMON STOCK
DESCRIPTION OF ASCENT ENERGY CAPITAL STOCK
COMPARISON OF STOCKHOLDERS' RIGHTS
LEGAL MATTERS
INDEPENDENT ACCOUNTANTS
RESERVE ENGINEERS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ASCENT ENERGY INC. BALANCE SHEET JANUARY 19, 2001
ASCENT ENERGY INC. NOTES TO BALANCE SHEET JANUARY 19, 2001
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
FORMAN PETROLEUM CORPORATION BALANCE SHEETS
FORMAN PETROLEUM CORPORATION STATEMENTS OF OPERATIONS
FORMAN PETROLEUM CORPORATION STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FORMAN PETROLEUM CORPORATION STATEMENTS OF CASH FLOWS
FORMAN PETROLEUM CORPORATION NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES